FILED PURSUANT TO
RULE 424(B)(5)
REGISTRATION NO: 333-146554

Citrus & Chemical Bancorporation, Inc.

600 North Broadway Avenue

Bartow, Florida 33830

October 17, 2007

Dear Shareholder:

You are cordially invited to attend a special meeting of Shareholders of Citrus & Chemical Bancorporation, Inc. (“C&C”), which will be held on November 15, 2007, at 10:00 a.m. local time. The special meeting will be held at C&C’s executive offices located at 600 North Broadway Avenue, Bartow, Florida.

At the special meeting, Class B shareholders will be asked to consider and vote on approval of an Agreement and Plan of Merger (the “Merger”), dated as of July 17, 2007, between C&C and The Colonial BancGroup, Inc. (“BancGroup”). The agreement provides for us to merge with BancGroup. In the Merger, you will receive either 1.57 shares of BancGroup common stock or $39.02 cash in exchange for each share of C&C common stock that you own. You will be allowed to make an election as to how much stock and how much cash you receive. However, under the terms of our agreement with BancGroup, it will not have to pay to C&C’s shareholders more than an aggregate of $103,514,070 in cash and more than an aggregate of 4,164,969 shares of BancGroup common stock assuming 5,305,693 shares of C&C common stock are outstanding at the time of the completion of the Merger. Therefore, if C&C shareholders in the aggregate elect to receive too much cash or too much stock, the form of consideration that was excessively elected will be reduced, and will instead be paid in the form of consideration that was under-elected on a pro rata basis. Shareholders who do not make an election will be deemed to have elected to receive $19.51 in cash and 0.785 shares of BancGroup common stock for each of their shares of C&C common stock, but are also subject to pro-ration if an excess election occurs. Your election form will be sent to you in a few business days in a separate package. Please take the time to complete and return the proxy card included in this package.

Please see the attached Proxy Statement-Prospectus for a detailed description of the terms of the Merger. Please refer to pages 2 and 34 of the Proxy Statement-Prospectus for a more complete description of the consideration you will receive at the completion of the Merger.

Your board of directors has unanimously approved the agreement as being in the best interests of the C&C shareholders and recommends that you vote in favor of the approval of the agreement.

Additional information regarding the special meeting, the Merger Agreement, the Merger, C&C and BancGroup is set forth in the attached Proxy Statement-Prospectus. This document also serves as the prospectus for the shares of BancGroup common stock to be issued in connection with the Merger. BancGroup’s common stock is traded on the New York Stock Exchange under the symbol “CNB.” WE ENCOURAGE YOU TO READ THE ENTIRE PROXY STATEMENT-PROSPECTUS CAREFULLY. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED “COLONIAL BANCGROUP RISK FACTORS,” BEGINNING ON PAGE 12 OF THE PROXY STATEMENT-PROSPECTUS.

The affirmative vote of the holders of a majority of the outstanding Class B shares of C&C common stock is required to approve the agreement. Accordingly, your vote is important no matter how large or small your holdings may be. Whether or not you plan to attend the special meeting, you are urged to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the special meeting. If you attend the special meeting, you may vote in person if you wish, and your proxy will not be used.

If you wish to make an election as to the form of consideration that you will receive, you must also complete the election form, which will be mailed to you within the next five business days, and return it to BancGroup’s transfer agent by 5:00 p.m. on November 14, 2007. If the transfer agent has not received your completed election form by this time, then you will be deemed to have elected to receive $19.51 and 0.785 shares of BancGroup common stock for each of your shares of C&C common stock (subject to pro-ration if there is an excess election of either cash or BancGroup common stock).

Sincerely

Douglas G. Small

President and CEO

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Proxy Statement-Prospectus. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This Proxy Statement-Prospectus is dated October 17, 2007 and is first being mailed to the shareholders of C&C on or about October 17, 2007.

600 North Broadway Avenue

Bartow, Florida 33830

CITRUS & CHEMICAL BANCORPORATION, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on November 15, 2007, at 10:00 a.m.

NOTICE IS HEREBY GIVEN that the special meeting of shareholders of Citrus & Chemical Bancorporation, Inc. (“C&C”) will be held at the executive offices of C&C located at 600 North Broadway Avenue, Bartow, Florida, on November 15, 2007, at 10:00 a.m., local time, for the following purposes:

1. Merger. To consider and vote upon the authorization, adoption and approval of the Agreement and Plan of Merger, dated July 17, 2007, by and between The Colonial BancGroup, Inc. (“BancGroup”) and C&C. BancGroup will be the surviving corporation in the Merger. At the time of the Merger, each share of your C&C common stock will be converted into the right to receive a number of shares of BancGroup common stock and/or cash as determined in accordance with the terms of the Agreement and Plan of Merger, as described more fully in the accompanying Proxy Statement-Prospectus. The Agreement is attached to the Proxy Statement-Prospectus as Appendix A.

2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

We have fixed the close of business on October 8, 2007, as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only our holders of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof.

You are cordially invited to attend the special meeting, but whether or not you plan to attend, if you are a Class B shareholder, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with our secretary, by executing a later dated proxy and delivering it to our secretary, or by attending the special meeting and voting in person.

BY ORDER OF THE BOARD OF DIRECTORS

Douglas G. Small

President and CEO

i

This prospectus incorporates important business and financial information about BancGroup and C&C that is not included in or delivered with the prospectus. You may request this information at no cost by writing or telephoning BancGroup or C&C at the following:

David B. Byrne, Jr. Corporate Secretary and General Counsel The Colonial BancGroup, Inc. 100 Colonial Bank Boulevard Montgomery, Alabama 36117 (334) 676-5000	Judy Burdette Corporate Secretary Citrus & Chemical Bancorporation, Inc. 114 North Tennessee Avenue Lakeland, Florida 33801 Bartow, Florida 33830 (863) 519-2104

In order to obtain information prior to the special meeting, you must make your request by November 8, 2007.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    Who is Citrus & Chemical Bancorporation?

A: C&C is a Florida corporation and registered bank holding company under the Federal Reserve Act, as amended. C&C’s principal asset is all of the capital stock of Citrus & Chemical Bank. At June 30, 2007, the Citrus & Chemical Bank had 10 full service banking offices located in Polk County, Florida. At June 30, 2007, C&C had total assets of $876 million and shareholders’ equity of $61 million.

Q:    Who is Colonial BancGroup?

A: Colonial BancGroup is a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Act of 1956, as amended. Through its wholly-owned subsidiary, Colonial Bank, N.A., Colonial BancGroup conducts a general commercial banking business in the states of Alabama, Florida, Georgia, Nevada and Texas. At June 30, 2007, Colonial BancGroup had assets of $23.8 billion.

As of June 30, 2007, Colonial Bank, N.A. had a total of 321 branches, with 90 branches in Alabama, 182 branches in Florida, 19 branches in Georgia, 15 branches in Nevada and 15 branches in Texas. Colonial Bank, N.A. conducts a general commercial banking business in its respective service areas. Colonial Bank, N.A. offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank, N.A. also provides additional services to its markets through cash management services, electronic banking services, credit card and merchant services and financial planning services. Information about Colonial BancGroup, and its subsidiary bank, Colonial Bank, N.A., is available at its website at www.colonialbank.com. Colonial BancGroup common stock is traded on the New York Stock Exchange under the symbol “CNB.”

Q:    What is being voted on at the Citrus & Chemical Bancorporation special meeting?

A: Class B Shareholders of C&C are being asked to approve the merger between C&C and BancGroup pursuant to the terms of the merger agreement between such parties dated as of July 17, 2007. Under the merger agreement, C&C will merge into Colonial BancGroup. When the merger becomes effective, C&C will cease to exist as a separate entity and you, as a shareholder of C&C, will be entitled to receive either 1.57 shares of Colonial BancGroup common stock or $39.02 cash for each share of C&C common stock that you own (or some combination thereof). Under the terms of the merger agreement, Colonial BancGroup is not obligated to pay more than approximately $103,514,070 in cash and 4,164,969 shares of stock for the outstanding shares of C&C common stock (assuming 5,305,693 shares of C&C common stock are outstanding at the time of the completion of the merger). If C&C shareholders elect to receive more cash than Colonial BancGroup is required to pay, then C&C shareholders electing cash will have the amount of cash they will receive reduced and the amount of stock they will receive increased on a pro rata basis. Alternatively, if C&C shareholders elect to receive more stock than Colonial BancGroup is required to pay, then C&C shareholders electing stock will have the amount of stock they will receive reduced and the amount of cash they will receive increased on a pro rata basis.

Q:    What should I do now?

A: Send in your proxy card. If you own Class B common stock, after reviewing this document, indicate on your proxy card how you want to vote, and sign, date, and mail it in the enclosed envelope as soon as possible to ensure that your shares will be represented at the special meeting.

If you sign, date, and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement and the merger. If you do not sign and send in your proxy, and if you do not attend and cast your vote in person at the special meeting, it will have the effect of voting against the merger.

Q:    When will I receive my election form and what should I do when I receive it?

A: Send in your election form with your stock certificate(s). All shareholders (Class A and B) should receive their election forms in about five business days after the receipt of this Proxy Statement-Prospectus. You should complete, sign and date your election form and mail it in the envelope that will be provided. Your election form will be sent to Colonial BancGroup’s transfer agent. It is not mandatory that you complete an election form, but if you do not complete and return it, your merger consideration for each of your shares of C&C common stock will be $19.51 in cash and 0.785 shares of Colonial BancGroup common stock (subject to pro-ration if there is an excess election of either cash or Colonial BancGroup common stock). Even if you do not desire to make an election as to your desired form of consideration, we ask that you return your election form with your stock certificates as that will aid Colonial BancGroup’s transfer agent in the exchange process. You may not make an election after, and any election you have made will be final at 5:00 p.m. on the business day before the special meeting.

Q:    If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Yes, if you give your broker instructions on how to do so. Your broker will vote your shares of C&C common stock only if you provide your broker with instructions on how to vote. You should instruct your broker how to vote your shares by following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger agreement and the merger.

Q:    If my shares are held in “street name” by my broker, will my broker complete my election form for me?

A: Yes, if you give your broker instructions on how to do so. Your broker will complete your election form only if you provide your broker with instructions on how to do so. You should instruct your broker how to complete your election form by following the directions your broker provides. If you do not provide instructions to your broker, your election form will not be completed and you will receive for each of your C&C shares $19.51 and 0.785 shares of Colonial BancGroup common stock (subject to pro-ration if there is an excess election of either cash or Colonial BancGroup common stock).

Q:    Can I change my mind and revoke my proxy?

A: Yes. You may revoke your proxy up to the time of the special meeting by taking any of the actions explained under “The Special Meeting—Solicitation, Voting and Revocation of Proxies” on page 17 of this Proxy Statement-Prospectus, including by giving a written notice of revocation, by signing and delivering a new later-dated proxy, or by attending the special meeting and voting in person.

Q:    Can I change my election form?

A: Yes. You may change your election up to 5:00 p.m. on November 14, 2007 by following the instructions under “Proposal 1: The Merger—Election of Consideration” on page 34 of this Proxy Statement-Prospectus, including by giving a written notice of revocation or by signing and delivering a new later-dated election form. Extra copies of Election Forms may be obtained from Judy Burdette at (863) 519-2104.

Q:    Can I vote my shares in person?

A: Yes. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card.

Q:    Should I send in my stock certificates now?

A: Do not return your certificates with your proxy card. After you receive your election form, you should complete and sign it and send in your stock certificates with the election form by following the instructions contained in the election form. If you make no election, after the merger is completed, Colonial BancGroup or its transfer agent will send you written instructions explaining how you exchange your C&C common stock certificates for certificates representing shares of Colonial BancGroup common stock.

Q:    When do you expect the merger to be completed?

A: We expect the merger to be completed in December of 2007. However, the timing of the completion of the merger is dependent on the merger agreement being approved by our shareholders as well as the approval of certain bank regulatory agencies and the satisfaction of other conditions described in this Proxy Statement-Prospectus.

Q:    Whom can I call with questions?

A: If you want additional copies of this document, or if you want to ask any questions about the merger agreement or the merger, you should contact: Douglas G. Small, President and CEO, Telephone: (863) 519-2103.

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SUMMARY

This summary highlights selected information from this Proxy Statement-Prospectus. It does not contain all of the information that will be important to you as you consider your vote. You should carefully read the entire document and the other documents to which we refer. These will give you a more detailed description of the transaction that we are proposing. For more information about Colonial BancGroup, see “Where You Can Find More Information and Information Incorporated by Reference” (page 65). Each item in this summary refers to the pages where that subject is discussed in greater detail elsewhere in the Proxy Statement-Prospectus. In this section, the terms “we” and “us” refer to Citrus & Chemical Bancorporation.

The Companies

100 Colonial Bank Boulevard

Montgomery, Alabama 36117

(334) 676-5000

The Colonial BancGroup, Inc. is a $23.8 billion financial services company providing diversified services including retail and commercial banking, wealth management services, mortgage banking and insurance through its branch network, private banking offices or officers, ATMs and the internet as well as other distribution channels to consumers and businesses. At June 30, 2007, BancGroup’s branch network consisted of 321 offices in Florida, Alabama, Georgia, Nevada and Texas.

Citrus & Chemical Bancorporation, Inc.

600 North Broadway Avenue

Bartow, Florida 33830

(863) 533-3171

Citrus & Chemical Bancorporation is a bank holding company whose wholly-owned subsidiary, Citrus & Chemical Bank, provides corporate and retail banking services principally in Polk County, Florida. As of June 30, 2007, Citrus & Chemical Bancorporation’s total assets were about $876 million, deposits were about $727 million and shareholders’ equity was about $61 million.

Effective Date of the Merger (page 34)

Assuming all other conditions stated in the merger agreement have been or will be satisfied or waived as of the closing, the merger shall become effective as of the later of the date and time the certificate of merger is accepted for filing by the Secretary of State of the State of Delaware and the articles of merger are accepted for filing by the Secretary of State of the State of Florida.

The Merger (page 18 and Appendix A)

The merger agreement is the document that controls the anticipated merger between C&C and BancGroup. We encourage you to read the entire merger agreement, which is attached as Appendix A.

The merger agreement provides for the following:

C&C will merge into Colonial BancGroup. When the merger becomes effective, C&C will cease to exist as a separate entity and you, as a shareholder of C&C, will be entitled to receive either 1.57 shares of Colonial BancGroup common stock or $39.02 cash for each share of C&C common stock that you own (or some combination thereof). Under the terms of the merger agreement, Colonial BancGroup is not obligated to pay more than $103,514,070 in cash and 4,164,969 shares of common stock for the outstanding shares of C&C common stock (assuming 5,305,693 shares of C&C common stock are outstanding at the time of the completion of the merger). If C&C shareholders elect to receive more cash than Colonial BancGroup is required to pay, then C&C shareholders electing cash will have the amount of cash they will receive reduced and the amount of common stock they will receive increased on a pro rata basis. Alternatively, if C&C shareholders elect to receive more common stock than Colonial BancGroup is required to pay, then C&C shareholders electing such common stock will have the amount of common stock they will receive reduced and the amount of cash they will receive increased on a pro rata basis.

As an example, if there are 5,305,693 shares of C&C common stock outstanding at the time of the completion of the merger (in which case Colonial BancGroup is not obligated to pay more than $103,514,070 of the total merger consideration in cash), and the C&C shareholders make an aggregate cash election of $150,000,000, then that would be $46,485,930 more than Colonial BancGroup is required to pay in cash, and would represent approximately 1,191,336 shares of C&C common stock. The electing shareholders who had elected cash would have their cash portion of the merger consideration reduced on a pro rata basis and would instead receive an aggregate of 1,870,397 shares of Colonial BancGroup common stock. On an individual basis, each electing shareholder who had elected some portion of his or her merger consideration to be paid in cash would in fact receive cash for 69.01% of the C&C common stock that he or she had originally elected to be paid in cash and the remaining 30.99% of C&C common stock that the electing shareholder had requested cash for would be paid in Colonial BancGroup common stock.

Colonial BancGroup will not issue fractional shares in the merger. If the number of shares you are to receive is not a whole number, you will receive $24.85 cash times the fraction of your Colonial BancGroup common stock that you would have otherwise received.

Effect on Stock Options (page 36)

As of October 8, 2007, C&C directors, executive officers and employees held outstanding options which entitle the holders thereof to acquire up to 596,437 shares of C&C common stock.

Each holder of C&C options granted under the C&C Stock Option Plans was given the alternative to exercise his or her vested C&C options or the right to receive a cash payment after the completion of the merger. The amount of such cash payment is equal to the number of shares of C&C common stock subject to each C&C option multiplied by the difference of $39.02 and the per share exercise price of such C&C option, less any applicable withholding taxes. The directors have agreed to elect the foregoing cashless exercise alternative with respect to all of their C&C options.

Comparative Market Prices (page 47)

Colonial BancGroup’s common stock is traded on the New York Stock Exchange under the symbol CNB. On July 17, 2007, the last trading day before we announced the signing of the merger agreement, the closing price of Colonial BancGroup’s common stock was $24.74.

C&C’s common stock is not traded on any public market. Therefore, the value of the stock can only be determined from prices paid in transactions known to management of C&C. The price paid in the last known transaction on or before July 17, 2007 was $25.18, which occurred on March 30, 2007.

The following table summarizes the comparative values of the two stocks just before the merger agreement was signed and the Colonial BancGroup equivalent price per share of C&C common stock.

BancGroup(1)	C&C(2)	Equivalent price per C&C share(3)
$24.74	$25.18	$38.93

(1)	Closing price on July 17, 2007.
(2)	Price of last known transaction on or prior to July 17, 2007.
(3)	If the merger had closed on July 17, 2007, and if you had received the default election, then you would have received 0.785 shares of Colonial BancGroup common stock and $19.51 in cash for each share of C&C common stock you owned on that date.

Fairness Opinions (pages 21 and 26 and Appendices B and C)

In deciding to recommend the merger to shareholders, C&C’s Board of Directors considered the opinion of its financial advisors, Hovde Financial, Inc. and FIG Partners, LLC, that, based upon and subject to the assumptions made and matters set forth in their written opinions, as of July 17, 2007, the consideration to be received by the shareholders of C&C in the merger is fair, from a financial point of view, to such shareholders. We have attached as Appendix B the written opinion of Hovde Financial, Inc., dated as of July 17, 2007, and as Appendix C the written opinion of FIG Partners, LLC, dated as of July 17, 2007. You should read each opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by each financial advisor, in providing its respective opinion.

The Special Meeting (page 16)

We will hold a special meeting of the shareholders of C&C at 10:00 a.m. local time, on November 15, 2007 at 600 North Broadway Avenue, Bartow, Florida 33830. At the meeting, we will ask the shareholders holding voting stock to approve the merger agreement and to act on any other matters that may be put to a vote at the meeting.

Our Recommendation to our Shareholders (page 32)

Based on C&C’s reasons for the merger described herein, including the opinions of Hovde Financial, Inc. and FIG Partners, LLC, referred to above, your Board of Directors believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote “FOR” the proposal to approve the merger agreement.

Record Date; Voting Power (page 16)

You may vote at the special meeting if you owned Class B C&C shares as of the close of business on October 8, 2007. You will have one vote for each share of voting common stock you owned on that date.

Vote Required (page 16)

If a quorum is present at the special meeting, then the affirmative vote of a majority of the outstanding voting shares will be sufficient to approve the merger agreement. A quorum consists of a majority of the Class B shares outstanding on the record date. On the record date, 506,947 shares of C&C Class B common stock were outstanding. The directors, executive officers and the largest Class B shareholder of C&C own an aggregate of 289,859 shares of C&C Class B common stock, representing approximately 57% of the outstanding shares. The directors, two executive officers and the largest Class B shareholder have agreed with Colonial BancGroup to vote their shares in favor of the merger agreement (unless their fiduciary duty compels them to do otherwise). Accordingly, if these individuals vote as they have agreed with Colonial BancGroup, then the merger agreement will be approved. As to other matters that may properly come before the special meeting, such matters shall be determined by a majority of the votes cast affirmatively or negatively, without regard to broker non-votes, as to that matter unless otherwise required by law.

Risk Factors (page 12)

In evaluating the merger and the merger agreement and before deciding how to vote your shares of C&C Class B common stock at the special meeting, you should read this Proxy Statement-Prospectus carefully and especially consider certain factors, risks and uncertainties discussed in the section entitled “Colonial BancGroup Risk Factors” beginning on page 12 of this Proxy Statement-Prospectus.

Election Form (page 34)

In a few days you should receive an election form. You may use this form to elect what percentage of cash or Colonial BancGroup common stock you wish to receive for your shares of C&C common stock. If you do not return an election form by the deadline, then your merger consideration will be the default form of 0.785 shares of Colonial BancGroup common stock and $19.51 in cash for each of your shares of C&C common stock (subject to pro-ration in the case of an over election of cash or common stock). The deadline by which election forms must be received by Colonial BancGroup’s transfer agent, Continental Stock Transfer & Trust Company, is 5:00 p.m. on the business day prior to the special meeting. If you receive some portion of your merger consideration in cash, you will be taxed on any gain you realize on the cash that you receive (see Certain Federal Income Tax Consequences on page 37).

Colonial BancGroup is only obligated to pay a certain portion of the total consideration for the outstanding shares of C&C common stock in cash and a certain portion in common stock. Based on the 5,305,693 shares of C&C common stock that were outstanding as of the record date, Colonial BancGroup will pay approximately $103,514,070 in cash and 4,164,969 shares of Colonial BancGroup common stock. If C&C shareholders elect to receive too much cash, then all C&C shareholders electing cash will have their cash election reduced and their common stock election increased on a pro rata basis. Alternatively, if C&C shareholders elect to receive too much common stock, then all C&C shareholders electing common stock will have their common stock election reduced and their cash election increased on a pro rata basis. If you have not received an election form within five business days of receiving this Proxy Statement-Prospectus, or if you desire to receive another election form, please contact Judy Burdette at (863) 519-2104.

Exchange of Certificates (page 34)

Shortly after we complete the merger, Colonial BancGroup, or its transfer agent, will send you detailed instructions on how to exchange your shares. UNLESS YOU HAVE COMPLETED AN ELECTION FORM AND INCLUDED YOUR COMMON STOCK CERTIFICATES WITH YOUR ELECTION FORM IN ACCORDANCE WITH THE ELECTION FORM INSTRUCTIONS, PLEASE DO NOT SEND US OR BANCGROUP ANY COMMON STOCK CERTIFICATES UNTIL YOU RECEIVE THOSE INSTRUCTIONS.

Conditions to Completion of the Merger (page 38)

The completion of the merger depends on meeting a number of conditions, including the following:

•	the shareholders of C&C must approve the merger agreement;

•	all required regulatory approvals must be received, and any waiting periods must have passed;

•	there must be no governmental order blocking completion of the merger, and no proceedings by a government body trying to block the merger; and

•	the merger must be completed on or before April 19, 2008, or either party can terminate the merger agreement at will.

Unless prohibited by law, either C&C or Colonial BancGroup could elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (page 39)

Colonial BancGroup and C&C can agree at any time to terminate the merger agreement before completing the merger, even if the shareholders of C&C have already voted to approve it.

Either company can also terminate the merger agreement:

•	if the other party has materially breached the merger agreement and has not cured the breach;

•	if the merger has not been completed by April 19, 2008, (provided that the failure to complete has not been caused by the breach by the company electing to terminate); or

•

if C&C enters into a binding agreement with any third party to merge with, or sell control to, that third party. In that event, Colonial BancGroup will have the right to receive a payment of $8,000,000 from C&C or its acquirer.

Federal Income Tax Consequences (page 37)

We expect that neither the two companies nor the C&C shareholders will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except in connection with any cash payment that a C&C shareholder may receive as merger consideration or for a fractional share. Colonial BancGroup has received an opinion from PricewaterhouseCoopers LLP that this will be the case. The tax opinion is based upon customary assumptions contained therein, including the assumption that consideration other than Colonial BancGroup common stock (including cash in lieu of fractional shares, cash consideration in exchange for outstanding options and cash paid to C&C shareholders that receive cash in the merger) will represent no more than 60% of the total fair market value of all consideration paid to C&C shareholders in the transaction. The opinion will not bind the Internal Revenue Service, which could take a different view. We expect that any cash received will generally be treated as capital gain for federal income tax purposes.

Determining the actual tax consequences to you as an individual taxpayer can be complicated. For example, the opinion referred to above does not address any tax issues arising under state, local or foreign law. The overall tax treatment applicable to you will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Accounting Treatment (page 46)

The merger will be accounted for as a purchase. The purchase price will be allocated to the fair value of the net tangible and identifiable intangible assets acquired, with any amounts in excess thereof being assigned to

“goodwill.” Goodwill will be recognized unless and until it is deemed to be impaired, in which case the impairment will be measured and any such amount will be charged against current earnings.

Interests of Persons Involved in the Merger that are Different from Yours (page 32)

Certain directors, executive officers and employees of C&C have interests in the merger that are different from your interests. These differing interests include the following:

•

Directors, executive officers and employees of C&C currently hold options to acquire 596,437 shares of C&C common stock. As of the date that the merger is completed, each holder of unexercised C&C stock options will exercise his or her C&C stock options for the right to receive a cash payment. The amount of such cash payment is equal to the aggregate of the number of shares of C&C common stock subject to each C&C stock option multiplied by the difference of $39.02 and the per share exercise price of such C&C stock option, less any applicable withholding taxes.

•

C&C currently indemnifies its directors and certain officers, employees and agents against loss from claims arising out of their position with C&C. For the applicable statute of limitations period after the merger, Colonial BancGroup will, subject to some limitations, continue to indemnify those persons against claims that arise from the period when they worked for, or served as directors of, C&C or Citrus & Chemical Bank.

•

Upon completion of the merger, C&C employees will either become employees of Colonial BancGroup or one of its subsidiaries and become eligible for Colonial BancGroup’s employee benefits, or they will be eligible to receive severance benefits under Colonial BancGroup’s severance policy.

•

Douglas G. Small has an existing employment agreement with C&C Bank that provides a base compensation of $450,000 per year. Mr. Small’s employment agreement further provides that if C&C Bank experiences a “Change in Control” (which will occur at the completion of the merger), then Mr. Small will receive a lump sum payment equal to $1,345,500 plus such amounts as are necessary to pay any state and federal excise taxes imposed upon Mr. Small by Section 4999 of the Internal Revenue Code. It is anticipated that Mr. Small’s employment will be terminated following the completion of the merger, but pursuant to his employment agreement with C&C Bank, he will serve as a consultant to Colonial Bank and BancGroup for twelve months following the completion of the merger at an annual salary of $450,000.

•

C&C’s directors and the largest single shareholder have entered into “affiliate agreements” with Colonial BancGroup regarding various issues associated with the merger. These agreements provide that such person would, among other things:

•	agree to vote his or her shares for the merger unless otherwise required by their fiduciary duty;

•	not distribute Colonial BancGroup common stock issued in connection with the merger except in accordance with certain rules of the Securities and Exchange Commission;

•	support the business of Colonial Bank, N.A. after the merger;

•	if not also an employee of C&C, generally not compete with Colonial Bank, N.A. for a period of two years after the effective date of the merger; and

•

D. Burke Kibler, III, the Chairman of the Board of C&C, is a partner in Holland & Knight LLP. C&C retained Holland & Knight LLP as special counsel in connection with this merger transaction with Colonial BancGroup.

Dissenters’ Rights (page 43)

C&C shareholders entitled to vote at the special meeting are entitled to exercise “dissenters’ rights” of appraisal under Florida law. These rights entitle a voting shareholder to “dissent” from the transaction and, by strictly following the requirements fixed by law, to receive “fair value” for their stock. The fair value may ultimately be determined in a judicial proceeding, the result of which cannot be predicted with certainty. Dissenting shareholders who receive cash for their stock will likely be subject to federal income tax treatment that differs from that available to shareholders who receive BancGroup stock. The text of the applicable Florida statutes is set forth in Appendix D.

Where You Can Find More Information (page 65)

This document incorporates important business and financial information about Colonial BancGroup from documents that are not included in or delivered with this document. You can obtain documents regarding BancGroup incorporated by reference in this document (other than certain exhibits to those documents) by requesting them in writing or by telephone from Colonial BancGroup by contacting David B. Byrne, Jr., Corporate Secretary and General Counsel, 100 Colonial Bank Blvd., Montgomery, Alabama 36117, telephone: (334) 676-5000. You will not be charged for any of these documents. If you would like to request a document, please do so by November 8, 2007, in order to receive it before the special meeting. You may also find documents regarding BancGroup filed or furnished at the Securities and Exchange Commission’s website at www.sec.gov.

Precautionary Language Regarding the Merger Agreement

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about either Colonial BancGroup or C&C. Such information can be found elsewhere in this Proxy Statement-Prospectus and in the other public filings that Colonial BancGroup make with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The merger agreement contains representations and warranties that its parties made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. While Colonial BancGroup and C&C do not believe that such schedules contain information that the securities laws require to be publicly disclosed, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they may be materially modified by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Colonial BancGroup’s general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Colonial BancGroup’s public disclosures.

Selected Financial Data—Colonial BancGroup

Selected Financial Data

The following table sets forth selected financial data for the last five years as well as interim data for the current year:

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)
Statement of Income:
Interest income	$383,874	$760,753	$1,455,585	$1,162,055	$848,017	$780,808	$783,431
Interest expense	193,657	390,591	700,318	452,833	280,769	285,660	328,222

Net interest income	190,217	370,162	755,267	709,222	567,248	495,148	455,209
Provision for loan losses	6,105	8,355	22,142	26,838	26,994	37,378	35,980

Net interest income after provision for loan losses	184,112	361,807	733,125	682,384	540,254	457,770	419,229
Noninterest income	58,781	74,000	189,222	175,976	153,201	138,627	131,769
Noninterest expense	141,484	279,625	519,601	515,255	431,649	376,001	318,287
Minority interest expense/REIT preferred dividends	2,312	2,312	—	—	—	—	—

Income from continuing operations before income taxes	99,097	153,870	402,746	343,105	261,806	220,396	232,711
Applicable income taxes	32,978	51,272	136,933	114,603	88,929	74,785	80,377

Income from continuing operations	66,119	102,598	265,813	228,502	172,877	145,611	152,334
Discontinued Operations: (1)
Loss from discontinued operations, net of income taxes of ($445) for the year ended December 31, 2002	—	—	—	—	—	—	(846)

Net Income	$66,119	$102,598	$265,813	$228,502	$172,877	$145,611	$151,488

Earnings Per Common Share:
Income from continuing operations:
Basic	$0.43	$0.67	$1.73	$1.53	$1.32	$1.17	$1.27
Diluted	0.43	0.66	1.72	1.52	1.31	1.16	1.26
Net income:
Basic	$0.43	$0.67	$1.73	$1.53	$1.32	$1.17	$1.27
Diluted	0.43	0.66	1.72	1.52	1.31	1.16	1.26
Average shares outstanding:
Basic	154,217	153,268	153,598	149,053	131,144	124,615	119,583
Diluted	155,176	154,336	154,810	150,790	132,315	125,289	120,648
Cash dividends per common share	$0.1875	$0.375	$0.68	$0.61	$0.58	$0.56	$0.52

(1)	During 2000, Colonial BancGroup exited the mortgage servicing business. The financial results for this line of business have been separately reported as Discontinued Operations for all periods presented.

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007	2006	2005	2004	2003	2002
	(In thousands, except Selected Financial Measures)
Statement of Condition:
Total assets	$23,822,962	$23,822,962	$22,784,249	$21,426,197	$18,896,610	$16,267,979	$15,814,857
Loans, net of unearned income	15,457,047	15,457,047	15,478,889	14,899,864	12,857,811	11,588,895	11,692,430
Loans held for sale	2,040,352	2,040,352	1,474,000	1,097,892	678,496	378,324	347,101
Non-time deposits	9,672,734	9,672,734	9,092,663	9,012,943	7,546,038	6,017,435	5,041,262
Total deposits	17,084,063	17,084,063	16,091,054	15,483,449	11,863,695	9,918,434	9,410,554
Long-term debt	2,919,387	2,919,387	2,522,273	2,338,831	2,260,957	2,442,235	2,114,624
Shareholders’ equity	2,209,688	2,209,688	2,057,335	1,932,691	1,398,291	1,185,452	1,082,899
Average balances:
Total assets	23,097,484	23,075,836	22,237,690	20,682,310	17,433,571	15,842,491	13,812,032
Interest-earning assets	20,968,854	21,013,066	20,409,906	18,943,511	16,173,539	14,736,974	12,909,926
Loans, net of unearned income	15,112,712	15,230,363	15,339,699	14,139,380	12,148,513	11,550,930	10,520,771
Loans held for sale	1,881,595	1,585,954	1,374,115	823,177	497,315	373,226	89,566
Non-time deposits	9,310,233	9,202,792	9,080,151	8,543,542	6,847,334	5,419,445	4,426,020
Total deposits	16,463,742	16,216,704	15,788,319	13,987,525	10,862,040	9,418,926	8,734,296
Shareholders’ equity	2,165,944	2,117,112	1,992,772	1,779,081	1,285,772	1,125,296	975,352
Selected Financial Measures:
Net income to:
Average assets	1.15%	0.90%	1.20%	1.10%	0.99%	0.92%	1.10%
Average shareholders’ equity	12.24	9.77	13.34	12.84	13.45	12.94	15.53
Noninterest income/average assets	1.02	0.65	0.85	0.85	0.88	0.88	0.95
Noninterest expense/average assets	2.45	2.42	2.34	2.49	2.48	2.37	2.30
Efficiency ratio	56.50	62.66	54.94	58.11	59.76	59.11	53.96
Dividend payout ratio	43.60	56.82	39.53	40.13	44.27	48.28	41.27
Shareholders’ equity to assets	9.28	9.28	9.03	9.02	7.40	7.29	6.85
Tangible capital ratio	5.65	5.65	6.26	5.97	5.43	5.65	5.31
Book value per share	$14.04	$14.04	$13.46	$12.53	$10.45	$9.34	$8.75
Tangible book value per share	$8.22	$8.22	$9.05	$8.02	$7.50	$7.11	$6.68
Risk-based capital:
Tier 1	9.14%	9.14%	9.09%	9.15%	8.80%	9.41%	7.85%
Total			11.77	12.17	11.39	12.55	11.01
Tier 1 leverage	11.69	11.69	7.81	7.77	7.16	7.54	6.98
Total nonperforming assets to net loans, other real estate and repossessions	0.29	0.29	0.16	0.21	0.29	0.65	0.78
Net charge-offs to average loans	0.05	0.06	0.12	0.14	0.19	0.31	0.29
Allowance for loan losses to total loans (net of unearned income)	1.15	1.15	1.13	1.15	1.16	1.20	1.16
Allowance for loan losses to nonperforming loans	460	460	1247	662	548	240	191
Non-GAAP Measures:(1)
Core noninterest income/average assets(2)	0.92	0.87	0.82	0.85	0.84	0.89	0.78
Core noninterest expense/average assets(3)	2.38	2.32	2.34	2.42	2.42	2.37	2.30
Core efficiency ratio(4)	56.20	56.77	55.39	56.58	59.04	58.88	56.15

(1)	Colonial BancGroup management believes that these non-GAAP measures provide information that is useful to investors in understanding the performance of Colonial BancGroup's underlying operations and performance trends. Specifically, these measures permit evaluation and comparison of results for ongoing business operations, and it is on this basis that Colonial BancGroup management internally assesses Colonial BancGroup's performance.

(2)	Excluded from core noninterest income are securities and derivatives gains (losses), net of $1.1 million, $2.1 million, $4.8 million, ($24.7) million, $7.5 million, $4.8 million and $5.7 million for the three and six months ended June 30, 2007, and for the years ended 2006, 2005, 2004, 2003 and 2002, respectively; gain on sale of merchant services of $4.9 million for the three and six months ended June 30, 2007, respectively; securities restructuring charges of ($36.0) million for the six months ended June 30, 2007; gain on sale of mortgage loans of $3.9 million for the six months ended June 30, 2007; gain on sale of Goldleaf of $2.8 million for 2006; gain on sale of branches of $37.0 million for 2005; and changes in fair value of swap derivatives of ($12.1) million, ($0.4) million, ($6.9) million and $18.9 million for 2005, 2004, 2003 and 2002, respectively.
(3)	Excluded from core noninterest expense are net losses related to the early extinguishment of debt of $2.5 million, $6.9 million, $9.6 million and $7.4 million for the three and six months ended June 30, 2007 and the years ended 2005 and 2004, respectively; severance expenses of $0.5 million and $3.5 million for the three and six months ended June 30, 2007; and merger related expense of $1.1 million, $1.5 million, $4.2 million, $2.0 million, $0.3 million and $0.9 million for the three and six month ended June 30, 2007 and the years ended 2005, 2004, 2003 and 2002, respectively.
(4)	This ratio utilizes core noninterest income and core noninterest expense as detailed in notes (2) and (3) above.

Per Share Data

The table below presents on a per share basis the book value, cash dividends and income from continuing operations of Colonial BancGroup and C&C on a historical basis and on a pro forma equivalent basis assuming consummation of the merger.

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
Colonial BancGroup—Historical:
Net income:
Basic	$0.67	$1.73
Diluted	0.66	1.72
Book value at end of period	14.04	13.46
Dividends per share	0.375	0.68

C&C—Historical:
Net income:
Basic	$0.85	$1.62
Diluted	0.81	1.54
Book value at end of period	11.59	11.28
Dividends per share	0.16	0.42

Colonial BancGroup—Pro Forma Combined:(a)
Net income:	$0.67	$1.72
Basic	0.66	1.70
Diluted	14.31	13.76
Book value at end of period

Colonial BancGroup—Pro Forma Combined Per Equivalent C&C Share:(a)
Net income:(b)
Basic	$0.53	$1.35
Diluted	0.52	1.34
Book value at end of period(b)	11.23	10.80
Dividends per share(c)	0.29	0.53

(a)	The pro forma per share data of Colonial BancGroup and the equivalent pro forma per share data of C&C have been presented using the assumption that the consideration paid by Colonial BancGroup consisted of 50% cash and 50% common stock.
(b)

Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of Colonial BancGroup by the exchange ratio so that the per share amounts are equated to the respective values for one share of C&C. For these pro forma equivalent share amounts, a 0.785 Colonial BancGroup common stock exchange ratio is utilized.

(c)	Pro forma equivalent dividends per share are shown at Colonial BancGroup’s common stock dividend per share rate multiplied by the 0.785 exchange ratio per share of C&C common stock. Colonial BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to Colonial BancGroup’s actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.

COLONIAL BANCGROUP RISK FACTORS

The business of Colonial BancGroup is subject to a variety of risks and uncertainties that could effect its future operations and the value of its common stock. These risks include, but are not limited to the following:

Industry Factors

As a financial services company, Colonial BancGroup’s earnings are significantly affected by general business and economic conditions.

Colonial BancGroup’s business and earnings are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, fluctuations in both debt and equity capital markets, the strength of the U.S. economy and the local economies in which it operates. For example, an economic downturn, increase in unemployment, or other events that negatively impact household and/or corporate incomes could decrease the demand for Colonial BancGroup’s loan and non-loan products and services and increase the number of customers who fail to pay interest or principal on their loans.

Colonial BancGroup’s earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part Colonial BancGroup’s cost of funds for lending and investing and the return it earns on those loans and investments, both of which impact its net interest margin, and can materially affect the value of financial instruments it holds, such as debt securities. Federal Reserve System policies also can affect Colonial BancGroup’s borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond Colonial BancGroup’s control and difficult to predict or anticipate.

The financial services industry is highly competitive.

Colonial BancGroup operates in a highly competitive industry which could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can now merge by creating a financial services company called a “financial holding company,” which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. A number of foreign banks have acquired financial services companies in the United States, further increasing competition in the U.S. market. Also, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of Colonial BancGroup’s competitors have fewer regulatory constraints and some have lower cost structures.

Colonial BancGroup is heavily regulated by federal agencies.

Colonial BancGroup, its subsidiary bank and certain nonbank subsidiaries are heavily regulated by federal agencies. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole, not security holders. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Colonial Bank in substantial and unpredictable ways including limiting the types of financial services and products Colonial Bank may offer and/or increasing the ability of nonbanks to offer competing financial services and products. Also, any failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies and damage to Colonial BancGroup’s reputation. For more information, refer to discussions of regulatory considerations contained in Item 1—Business and Note 16, Regulatory Matters and Restrictions to the financial statements contained in Colonial BancGroup’s Annual Report on Form 10-K for the year ended December 31, 2006.

Company Factors

Maintaining or increasing Colonial BancGroup’s market share depends on adapting to evolving industry standards and technology, market acceptance and regulatory approval of new products and services.

Colonial BancGroup’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce Colonial Bank’s net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet-based services, could require Colonial BancGroup to make substantial expenditures to modify or adapt its existing products and services. Colonial BancGroup might not successfully introduce new products and services, achieve market acceptance of its products and services, and/or develop and maintain loyal customers.

Colonial BancGroup relies on dividends from its subsidiaries for most of its revenue.

Colonial BancGroup is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on the holding company’s common stock and interest and principal on its debt. Various federal and/or state laws and regulations limit the amount of dividends that Colonial BancGroup’s bank and certain of its nonbank subsidiaries may pay to the holding company. Also, the holding company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. For more information, refer to Payment of Dividends and Other Restrictions in Item 1 and Note 16, Regulatory Matters and Restrictions in the Annual Report on Form 10-K for the year ended December 31, 2006.

Colonial BancGroup’s accounting policies and methods determine how it reports its financial condition and results of operations, and such policies may require management to make estimates about matters that are inherently uncertain.

Colonial BancGroup’s accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and methods so that not only do they comply with accounting principles generally accepted in the United States but also that they reflect management’s judgment as to the most appropriate manner in which to record and report Colonial BancGroup’s financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in Colonial BancGroup reporting materially different amounts than would have been reported under a different alternative. A description of Colonial BancGroup’s significant accounting policies may be found at Note 1, Summary of Significant Accounting and Reporting Policies, to the Consolidated Financial Statements contained in Colonial BancGroup’s Annual Report on Form 10-K for the year ended December 31, 2006.

Colonial BancGroup has identified five accounting policies as being “critical” to the presentation of its financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical accounting policies relate to: (1) allowance for loan losses, (2) purchase accounting and goodwill, (3) income taxes, (4) consolidations and (5) stock-based compensation. For more information, refer to Critical Accounting Policies in the Management’s Discussion and Analysis contained in Colonial BancGroup’s Annual Report on Form 10-K for the year ended December 31, 2006.

Colonial BancGroup has an active acquisition program.

Colonial BancGroup regularly explores opportunities to acquire financial institutions and other financial services providers. Colonial BancGroup cannot predict the number, size or timing of future acquisitions. Colonial

BancGroup’s management typically does not comment publicly on a possible acquisition or business combination until there is a signed definitive agreement for the transaction.

Colonial BancGroup’s ability to successfully complete an acquisition generally is subject to regulatory approval, and it cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. Colonial BancGroup might be required to divest banks or branches as a condition to receiving regulatory approval.

Difficulty in integrating an acquired company may cause Colonial BancGroup not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Specifically, the integration process could result in higher than expected deposit attrition (run-off), loss of key employees, the disruption of Colonial BancGroup’s business or the business of the acquired company, or otherwise adversely affect its ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative impact of any divestitures required by regulatory authorities in connection with acquisitions or business combinations may be greater than expected.

Colonial BancGroup’s mix of products and customers subject us to potential concentration risk.

Colonial Bank offers a defined group of products, both retail and commercial, to its customers throughout the branch network. As a result of the products offered and customers served, BancGroup is subject to concentration risk. See Concentration discussion within the Risk Management section of Management’s Discussion and Analysis in Colonial BancGroup’s Annual Report on Form 10-K for the year ended December 31, 2006 for further discussion.

Colonial BancGroup’s stock price can be volatile.

Colonial BancGroup’s stock price can fluctuate widely in response to a variety of factors including:

•	actual or anticipated variations in its quarterly operating results;

•	recommendations by securities analysts;

•	new technology used, or services offered, by its competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Colonial BancGroup or its competitors;

•	failure to integrate its acquisitions or realize anticipated benefits from its acquisitions;

•	operating and stock price performance of other companies that investors deem comparable to it;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	changes in government regulations; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, also could cause Colonial BancGroup’s stock price to decrease regardless of its operating results.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

C&C and Colonial BancGroup make forward-looking statements in this document and in Colonial BancGroup’s public documents. When C&C or Colonial BancGroup use words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seeks” or other similar expressions, C&C or Colonial BancGroup refer to events or conditions that are subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this Proxy Statement-Prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to Colonial BancGroup’s public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services industries, while other factors apply directly to C&C or Colonial BancGroup. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	expected cost savings from reorganization into Colonial BancGroup are not fully realized;

•	deposit attrition, customer loss, or revenue loss following the reorganization into Colonial BancGroup are greater than expected;

•	the inability of Colonial BancGroup to realize elements of its strategic plan for 2007 and beyond;

•	deposit attrition, customer loss, or revenue loss in the ordinary course of business;

•	increases in competitive pressure in the banking industry;

•	changes in the interest rate environment which adversely affect margins or critical estimates as applied and projected return on investments;

•	general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

•	management’s assumptions and estimates underlying critical accounting policies prove to be inadequate, materially incorrect or are not borne out by subsequent events;

•	the impact of recent and future federal and state regulatory changes;

•	current or future litigation, regulatory investigations, proceedings or inquiries;

•	strategies to manage interest rate risk may yield results other than those anticipated;

•	changes which may occur in the regulatory environment;

•	a significant rate of inflation or deflation;

•	natural disasters in BancGroup’s primary market areas that result in prolonged business disruption or materially impair the value of collateral securing loans;

•	acts of terrorism or war; and

•	changes in the securities markets.

Many of these factors are beyond C&C’s control and beyond the control of Colonial BancGroup. For a discussion of factors that could cause Colonial BancGroup’s actual results to differ, please see the discussions in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 10-K for the year ended December 31, 2006. C&C and Colonial BancGroup intend for their respective forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Colonial BancGroup and C&C do not undertake any obligation to update or revise any forward-looking statement.

THE SPECIAL MEETING

General

This Proxy Statement-Prospectus is being furnished to the shareholders of Citrus & Chemical Bancorporation, Inc. (“C&C”) in connection with the solicitation of proxies by the Board of Directors of C&C for use at the special meeting of the shareholders of C&C to be held on November 15, 2007 (the “Special Meeting”) and at any adjournments or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the Agreement and Plan of Merger, dated July 17, 2007 (the “Agreement”) which provides for the proposed merger (the “Merger”) of C&C with and into The Colonial BancGroup, Inc. (“BancGroup”). BancGroup will be the surviving corporation in the Merger.

The Board of Directors of C&C believes that the Merger is in the best interests of the C&C shareholders and unanimously recommends that Class B shareholders vote “FOR” the Agreement (item 1 on the proxy card).

This Proxy Statement-Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup common stock to be issued in the Merger. No vote of BancGroup shareholders is required to approve the Merger.

Record Date; Shares Entitled to Vote; Vote Required

The Board of Directors of C&C has fixed the close of business on October 8, 2007, as the date for the determination of shareholders entitled to vote at the Special Meeting (the “Record Date”). There were 397 record holders of C&C Class B common stock and 506,947 shares of C&C Class B common stock outstanding, each entitled to one vote per share, as of the Record Date. There were 447 record holders of C&C Class A common stock and 4,798,746 shares of C&C Class A common stock outstanding. Class A common stock is non-voting stock. As of the completion date of the Merger, any remaining holders of C&C stock options will receive a cash-payment in respect of the remaining C&C stock options.

The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of C&C Class B common stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until C&C shareholders holding the requisite number of shares of C&C Class B common stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of C&C Class B common stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker non-votes and abstentions will not be counted as votes “FOR” or “AGAINST” the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast “AGAINST” the Agreement. Each holder of record of shares of C&C Class B common stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on any other matter presented to a vote of shareholders at the Special Meeting.

As of the Record Date, directors and two of the executive officers of C&C owned 36,207 shares of C&C Class B common stock, representing approximately 7.14% of the outstanding voting shares. These individuals, along with the largest Class B shareholder, who owns 48.28% of the outstanding C&C Class B common stock, have agreed with BancGroup to vote their shares in favor of the Agreement, subject to their fiduciary duties as directors. Accordingly, if these individuals vote as they have agreed with BancGroup, then the Agreement will be approved.

If the Agreement is approved at the Special Meeting, C&C is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See “Proposal 1: The Merger—Conditions of Consummation of the Merger.”

THE BOARD OF DIRECTORS OF C&C URGES THE VOTING SHAREHOLDERS OF C&C TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND

UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED FOR APPROVAL OF THE AGREEMENT.

Solicitation, Voting and Revocation of Proxies

In addition to soliciting proxies by mail, directors, officers and other employees of C&C, without receiving special compensation therefor, may solicit proxies from the shareholders of C&C by telephone, by e-mail or other electronic means, by facsimile or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of C&C common stock. C&C will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

BancGroup will bear the cost of assembling and mailing this Proxy Statement-Prospectus and other materials furnished to C&C’s shareholders. BancGroup will also pay all other expenses of solicitation. BancGroup will pay all expenses incidental to the registration of the BancGroup common stock to be issued in connection with the Merger.

Shares of C&C Class B common stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of C&C common stock represented by the proxy will be voted “FOR” the proposal to approve the Agreement and in accordance with the determination of the majority of the Board of Directors of C&C as to any other matter which may properly come before the Special Meeting, including any adjournment or postponement thereof. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Secretary of C&C, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the Secretary of C&C, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting.

Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of a proxy should be addressed to:

Citrus & Chemical Bancorporation, Inc.

600 North Broadway Avenue

Bartow, Florida 33830

Attention: Judy Burdette, Corporate Secretary

Facsimile: (863) 519-2144

The Board of Directors of C&C is not aware of any business to be acted upon at the Special Meeting other than consideration of the Agreement described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the approval of the Agreement, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of the approval of the Agreement. Proxies voted against the approval of the Agreement and abstentions will not be voted for an adjournment. See “Adjournment of the Special Meeting.”

Effect of Merger on Outstanding BancGroup Common Stock

Assuming that 5,305,693 shares of C&C common stock are outstanding on the date of the completion of the Merger (the “Effective Date”), BancGroup will issue approximately 4,164,969 shares in connection with the Merger. The issuance of 4,164,969 shares of BancGroup common stock would represent approximately 2.65% of the total number of shares of BancGroup common stock outstanding following the Merger, not counting any additional shares BancGroup may issue for reasons unconnected to the Merger.

PROPOSAL 1: THE MERGER

The following sets forth a summary of the material provisions of the Agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Appendix A. All C&C shareholders are urged to read the Agreement and the Appendices in their entirety.

General

The Agreement provides that, subject to approval by the shareholders of C&C, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at “Conditions to Consummation of the Merger,” C&C will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of C&C will cease, and BancGroup will succeed to the business formerly conducted by C&C.

Background of the Merger

From time to time over the past several years, during regularly scheduled board of directors’ meetings, the directors of C&C discussed the business and prospects of C&C, conditions in the business and community banking market in Florida, and the merger activity among financial institutions in the state. In addition, during this time, C&C was approached by several parties who expressed moderate to serious interest in acquiring C&C. C&C did not enter into any agreements with the parties as it did not believe that the transactions would afford C&C shareholders the opportunity to receive any meaningful return on their investment.

In early January 2006, George Harris, Jr., C&C’s long time Chairman and CEO died suddenly. Later that spring, the board met for a general discussion of C&C’s strategic alternatives and invited Hovde to assist them in their strategic analysis. The Board of Directors met with representatives of Hovde Financial, Inc. (“Hovde”), its financial advisor, on April 26, 2006 to discuss C&C’s strategic options. Shortly afterward, and after careful consideration, the board determined that they would continue executing their existing strategy and remain independent.

Early in 2007, some events transpired in the Florida community banking mergers and acquisition (“M&A”) market which Hovde communicated to C&C’s President and CEO. On March 27, 2007, representatives of Hovde met with C&C’s Executive Committee to provide them with an update on the Florida M&A market. Hovde then met with the full board on April 17, 2007 and then again on April 25, 2007, to update them on the Florida M&A market. On May 10, 2007, Hovde and C&C signed an engagement letter which engaged Hovde to assist and advise C&C regarding merger discussions with potential partners and, if the parties proceeded with a transaction, to provide an opinion that the merger consideration was fair from a financial point of view to the stockholders of C&C.

As a part of its engagement, Hovde discussed information regarding the banking industry and market conditions in general. Hovde also discussed bank holding companies and investor groups that, in its opinion, could have an interest in acquiring C&C and had the necessary financial resources to carry out the transaction and to obtain regulatory approvals. While not making a final decision whether to pursue any business combination transaction, C&C did authorize Hovde to solicit indications of interest that might warrant serious consideration and potentially result in an agreement to merge or C&C otherwise being acquired. During the month of May 2007, Hovde, with the assistance of C&C’s management, performed a due diligence review of C&C and completed a detailed offering memorandum.

After a thorough review of the most suitable potential buyers, Hovde contacted twenty-six parties during the last two weeks in May 2007. Out of these potential buyers, seventeen expressed interest, executed confidentiality agreements, and received the confidential offering memorandum containing detailed information about C&C. On

June 6, 2007, Hovde received written preliminary indications of interest from three institutions and verbal preliminary indications of interest from two institutions. On June 12, 2007, Hovde reported to members of C&C’s Executive Committee that two of the three institutions that had submitted written preliminary indications of interest had submitted revised indications of interest. Hovde reviewed each of these proposals, including the financial terms of each proposal, the business, cultural, operations and prospects of each bidder, and the financial terms of other business combinations in the banking industry. Of the three indications of interest, two were for 50% stock and 50% cash and the third was for all stock. On June 13, 2007, Hovde presented the same information to C&C’s entire Board of Directors. Following this board meeting, C&C unanimously agreed to pursue a transaction with BancGroup as the offer was deemed most favorable to shareholders.

During the week of June 25, 2007, BancGroup conducted on-site due diligence of the Company. During the remainder of June 2007 and in early July 2007, C&C representatives and BancGroup representatives continued to discuss the background, philosophies and corporate culture of BancGroup and C&C, their strategic directions, future plans, and other issues. The parties also discussed the parameters relating to a possible transaction between the two parties, including integration issues, non-compete agreements, employment agreements, and regulatory, tax, and compliance issues. Concurrently, Hovde, counsel for C&C, representatives of C&C, and BancGroup negotiated the terms of the Merger Agreement. Hovde and representatives from C&C performed reverse due diligence of BancGroup during the second week of July 2007.

On July 17, 2007, C&C’s Board of Directors held their regularly scheduled meeting at which representatives of Hovde and counsel for C&C participated. C&C’s legal counsel reviewed generally for C&C’s Board of Directors the fiduciary obligations of directors in the sale of financial institutions. Hovde and counsel for C&C briefed C&C’s Board of Directors on the results of final negotiations concerning the Merger Agreement and related matters. C&C’s Board of Directors discussed, among other matters, the proposed terms of the merger, including financial terms. Specifically, C&C’s Board of Directors discussed the structure of the transaction, merger consideration terms, the representations, warranties and covenants of the parties and certain non-financial issues. C&C’s Board of Directors also reviewed the final form of the Merger Agreement and ancillary documents. During the meeting, Hovde advised the board that it was of the opinion, which opinion was subsequently confirmed in writing, that as of that date and based on and subject to the procedures followed, assumptions made, matters considered and limitations on review described in its opinion, that the consideration to be received by C&C’s shareholders under the Merger Agreement is fair from a financial point of view. See “—Opinion of Hovde Financial, C&C’s Financial Advisor”. Following these discussions, C&C’s Board of Directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. C&C’s Board of Directors authorized C&C’s officers to execute the Merger Agreement upon receiving confirmation that BancGroup had approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

On July 17, 2007, C&C and BancGroup signed the Merger Agreement and the parties issued a joint press release publicly announcing the merger the following morning on July 18, 2007.

C&C’s Reasons for the Merger

The C&C Board has determined that the Merger is fair to, and in the best interests of, C&C and its shareholders. In approving the Agreement, the Board of Directors of C&C consulted with its financial advisors with respect to the financial aspects and fairness of the transaction to C&C’s shareholders from a financial point of view and with its legal counsel as to its legal duties and the terms of the Agreement and related agreements. In reaching its determination to approve and recommend the Merger, the Board of Directors of C&C, with the advice from certain members of executive management and financial and legal advisors, considered a number of factors, including the following material factors:

•	The Board of Directors’ understanding of strategic options available to C&C and the assessment of those options by the board and certain members of executive management as to the prospects and estimated results of the execution of its business plan as an independent entity under various scenarios, and the determination that none of those strategic options or the execution of its business plan under the best case scenarios were likely to create greater value on a present value basis for shareholders than the merger consideration being paid by BancGroup.

•

The ability of C&C shareholders to continue to participate in the future of the combined entity by receiving BancGroup common stock and the ability of shareholders to elect to receive approximately 50% of the merger consideration in cash to moderate the effects of market fluctuations in BancGroup’s common stock and that shareholders would have potential value appreciation by owning the common stock of a highly-regarded and profitable financial institution operating in the Southeast region.

•

Information concerning the business, earnings, operations, financial condition, strategic initiatives and general prospects of BancGroup as compared to other institutions and the expected performance of BancGroup and C&C on a combined basis. In particular, the Board of Directors considered the recent merger transactions consummated by BancGroup and the impact those transactions had on BancGroup’s performance, the market value and trading history of the common stock of BancGroup in comparison to its peer institutions, and in comparison to C&C’s common stock, the combined franchise and geographic coverage that would result from a merger with BancGroup and the relative prospects of continued growth and performance of BancGroup based upon the expected interest rate environment in the near term and the structure of BancGroup’s balance sheet and operating strategy.

•

The opinions rendered by Hovde Financial, Inc. and FIG Partners, LLC, as financial advisors to C&C, that, subject to the assumptions and limitations set forth therein, the Merger consideration was, as of the date of the opinions, fair, from a financial point of view, to C&C’s shareholders.

•

The potential efficiencies and synergies that could result from a combination with BancGroup and the wider array of products and services that would be available to the current customers and communities served by C&C and the prospect that the combined entity would be better able to capitalize on opportunities to provide increased financial services to C&C customers.

•	The results of the due diligence review conducted on BancGroup, including the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner.

•

The effect of the Merger on the depositors, customers and the communities served by C&C. The acquisition by BancGroup was deemed to be an opportunity to provide depositors, customers and the communities served by C&C with increased financial services and access to financial services throughout a wider market area.

•	That key executive management of C&C would remain involved with the combined entity and would help the continued entity deal with transition issues.

•

The current and prospective economic, competitive and regulatory environment and associated compliance costs facing C&C and independent community banking institutions generally and specifically the risks inherent in future expansion of C&C’s franchise into highly competitive markets along the Gulf Coast of Florida including those geographic areas where the real estate market is depressed.

•	The additional cost of capital and risks inherent in the deployment of capital required for C&C’s expansion outside Polk County, Florida.

•

A review, with the assistance of its financial and legal advisors, of the terms of the Agreement, the structure of the Merger and the mix of cash and common stock consideration, including the fact that the Merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes as to the stock component of the merger consideration.

•

The likelihood of regulatory and shareholder approvals and estimated transactional and severance costs associated with the Merger and payments that could be triggered upon termination of or failure to consummate the Merger.

The foregoing information and factors considered by C&C’s Board of Directors are not exhaustive, but include all material factors that C&C’s Board of Directors considered and discussed in approving and recommending the Merger. In view of the wide variety of factors considered and discussed by C&C’s Board of Directors in connection with its evaluation of the Merger and the complexity of these factors, the Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The Board of Directors discussed the foregoing factors, including asking questions of certain members of C&C’s executive management, and legal and financial advisers, and reached a unanimous conclusion that the Merger was in the best interests of C&C and its shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. C&C’s Board of Directors relied on the experience and expertise of C&C’s financial advisors for quantitative analysis of the financial terms of the Merger. See Appendices B and C: “Fairness Opinion of Hovde Financial, Inc.” and “Fairness Opinion of FIG Partners, LLC” that are attached to this Prospectus/Proxy Statement, respectively. It should be noted that this explanation of the reasoning of C&C’s Board of Directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “A Warning About Forward-Looking Statements” on page             .

Fairness Opinion of Hovde Financial, C&C’s Financial Advisor

Hovde has delivered to the C&C Board of Directors its opinion that, based upon and subject to the various considerations set forth in its written opinion dated July 17, 2007, the total transaction consideration to be paid to the shareholders of C&C is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by C&C upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated July 17, 2007, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B. The shareholders of C&C should read this opinion in its entirety.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Board of Directors of C&C selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the Merger.

Hovde will receive a fee from C&C for performing a financial analysis of the Merger and rendering a written opinion to the board of directors of C&C as to the fairness, from a financial point of view, of the consideration to be paid to the shareholders of C&C. Hovde will receive all of such fee subsequent to Hovde’s presentation of its fairness opinion and analysis to the board of directors of C&C. C&C has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the Merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any shareholder of C&C as to how the shareholder should vote at C&C shareholder meeting. The summary of the opinion of Hovde set forth in this joint statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the Board of Directors of C&C by Hovde. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the Board of Directors of C&C, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of C&C and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of C&C and BancGroup. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the transaction consideration, from a financial point of view, to the shareholders of C&C. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the Merger as compared to any other business combination in which C&C might engage. In addition, as described above, Hovde’s opinion to the Board of Directors of C&C was one of many factors taken into consideration by the Board of Directors of C&C in making its determination to approve the Agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of C&C and BancGroup and material prepared in connection with the Merger, including, among other things, the following:

•	the Agreement;

•	certain historical publicly available information concerning C&C and BancGroup;

•	certain internal financial statements and other financial and operating data concerning C&C and BancGroup;

•	certain financial projections prepared by the managements of C&C and BancGroup;

•

certain other information provided to Hovde by members of the senior managements of C&C and BancGroup for the purpose of reviewing the future prospects of C&C and BancGroup, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings expected to be achieved as a result of the Merger;

•	historical market prices and trading volumes for BancGroup common stock;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that Hovde considered relevant;

•	the pro forma ownership of BancGroup common stock by the shareholders of C&C relative to the pro forma contribution of C&C’s assets, liabilities, equity and earnings to the combined company;

•	the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other information and factors as Hovde deemed appropriate.

•

Hovde also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by C&C and BancGroup were reasonably prepared and reflected the best currently available estimates and judgments of senior management of C&C and BancGroup as to the future financial performance of C&C, BancGroup, or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of C&C or BancGroup. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by C&C and BancGroup, relied upon the representations and warranties of C&C and BancGroup made pursuant to the Agreement, and did not independently attempt to verify any of such information.

Analysis of Selected Mergers. As part of its analysis, Hovde reviewed three groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2005, that involved target banks and thrifts in the entire United States that had total assets between $600 million and $1.2 billion and a return on average assets between 0.75% and 1.25% (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 23 transactions:

Buyer	Seller
Washington Federal Inc. (WA)	First Mutual Bancshares Inc. (WA)
Sterling Financial Corp. (WA)	North Valley Bancorp (CA)
Marshall & Ilsley Corp. (WI)	Excel Bank Corporation (MN)
United Bankshares Inc. (WV)	Premier Community Bankshares (VA)
Greene County Bancshares Inc. (TN)	Civitas BankGroup (TN)
The Colonial BancGroup Inc. (AL)	Commercial Bankshares Inc. (FL)
Umpqua Holdings Corp. (OR)	North Bay Bancorp (CA)
Marshall & Ilsley Corp. (WI)	United Heritage Bankshares (FL)
BancorpSouth Inc. (MS)	City Bancorp (MO)
UCBH Holdings Inc. (CA)	Summit Bank Corp. (GA)
Cullen/Frost Bankers Inc. (TX)	Summit Bancshares Inc. (TX)
Sterling Financial Corp. (WA)	FirstBank NW Corp. (WA)
U.S. Bancorp (MN)	Vail Banks Inc. (CO)
Webster Financial Corp. (CT)	NewMil Bancorp Inc. (CT)
Trustmark Corp. (MS)	Republic Bancshares of Texas (TX)
East West Bancorp Inc. (CA)	Standard FSB (CA)
Susquehanna Bancshares Inc. (PA)	Minotola National Bank (NJ)
FNB Corp. (NC)	Integrity Financial Corp (NC)
East West Bancorp Inc. (CA)	United National Bank (CA)
FLAG Financial Corp. (GA)	First Capital Bancorp, Inc. (GA)
Mercantile Bankshares Corp. (MD)	Community Bank of N. Virginia (VA)
Willow Grove Bncp Inc. (PA)	Chester Valley Bancorp Inc. (PA)
The Colonial BancGroup Inc. (AL)	FFLC Bancorp Inc. (FL)

Hovde then reviewed comparable mergers involving banks and thrifts headquartered in the Southeast United States that had total assets between $500 million and $1.5 billion announced since January 1, 2004 (the “Southeast Merger Group”). This Southeast Merger Group consisted of the following 28 transactions:

Buyer	Seller
Banco Popular Español SA	Total Bancshares Corp. (FL)
Renasant Corp. (MS)	Capital Bancorp Inc. (TN)
United Community Banks Inc. (GA)	Gwinnett Commercial Group Inc. (GA)
United Bankshares Inc. (WV)	Premier Community Bankshares (VA)
Greene County Bancshares Inc. (TN)	Civitas BankGroup (TN)
Banco Sabadell SA	Transatlantic Holding Corp (FL)
The Colonial BancGroup Inc. (AL)	Commercial Bankshares Inc. (FL)
Marshall & Ilsley Corp. (WI)	United Heritage Bankshares (FL)
UCBH Holdings Inc. (CA)	Summit Bank Corp. (GA)
Park National Corp. (OH)	Vision Bancshares Inc. (FL)
Alabama National BanCorp. (AL)	PB Financial Services Corp. (GA)
Banc Corp. (AL)	Community Bancshares Inc. (AL)
Mercantile Bankshares Corp. (MD)	James Monroe Bancorp Inc. (VA)
BB&T Corp. (NC)	First Citizens Bancorp (TN)
Pinnacle Financial Partners (TN)	Cavalry Bancorp Inc. (TN)
FNB Corp. (NC)	Integrity Financial Corp (NC)
Synovus Financial Corp. (GA)	Riverside Bancshares Inc. (GA)
FLAG Financial Corp. (GA)	First Capital Bancorp, Inc. (GA)
Boston Private Financial (MA)	Gibraltar Financial Corp. (FL)
Mercantile Bankshares Corp. (MD)	Community Bank of N. Virginia (VA)
The Colonial BancGroup Inc. (AL)	FFLC Bancorp Inc. (FL)
The Colonial BancGroup Inc. (AL)	Union Bank of Florida (FL)
Popular Inc. (PR)	Kislak Financial Corp. (FL)
Peoples Holding Co. (MS)	Heritage Financial Hldg Corp (AL)
First Natl Bkshs of FL (FL)	Southern Community Bancorp (FL)
South Financial Group Inc. (SC)	Florida Banks Inc. (FL)
SouthTrust Corp. (AL)	FloridaFirst Bancorp Inc. (FL)
South Financial Group Inc. (SC)	Colonial Florida Bancshares Inc. (FL)

Hovde also reviewed comparable mergers announced since January 1, 2004, involving targets banks and thrifts in Florida that had total assets between $500 million and $1.5 billion (the “Florida Merger Group”). This Florida Merger Group consisted of 13 transactions:

Buyer	Seller
Banco Popular Español SA	Total Bancshares Corp. (FL)
Banco Sabadell SA	Transatlantic Holding Corp (FL)
The Colonial BancGroup Inc. (AL)	Commercial Bankshares Inc. (FL)
Marshall & Ilsley Corp. (WI)	United Heritage Bankshares (FL)
Park National Corp. (OH)	Vision Bancshares Inc. (FL)
Boston Private Financial (MA)	Gibraltar Financial Corp. (FL)
The Colonial BancGroup Inc. (AL)	FFLC Bancorp Inc. (FL)
The Colonial BancGroup Inc. (AL)	Union Bank of Florida (FL)
Popular Inc. (PR)	Kislak Financial Corp. (FL)
First Natl Bkshs of FL (FL)	Southern Community Bancorp (FL)
South Financial Group Inc. (SC)	Florida Banks Inc. (FL)
SouthTrust Corp. (AL)	FloridaFirst Bancorp Inc. (FL)
South Financial Group Inc. (SC)	Colonial Florida Bancshares Inc. (FL)

Hovde calculated the averages of the following relevant transaction ratios in the Nationwide Merger Group, the Southeast Merger Group and the Florida Merger Group: the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s trailing twelve months earnings; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $219.4 million, or $39.02 per C&C diluted share. In calculating the multiples for the merger, Hovde used C&C’s earnings for the twelve months ended March 31, 2007, and C&C’s tangible book value per share, total assets, and total deposits as of March 31, 2007. The results of this analysis are as follows:

	Offer Value to
	Tangible Book Value (x)	12 months Preceding Earnings (x)	Ratio of Tangible Book Value Premium to Core Deposits (%)
Citrus & Chemical Bancorporation, Inc.	3.59	27.5	26.0
Nationwide Merger Group average	3.08	22.7	26.4
Southeast Merger Group average	3.19	24.9	28.6
Florida Merger Group average	3.19	25.2	30.4

Rate of Return Analysis. Hovde estimated the rates of returns for four different scenarios; C&C standalone, C&C affiliates in 5 years, C&C affiliates with BancGroup, and C&C affiliates with BancGroup and the pro forma company is acquired. For the standalone scenario (“Status Quo”) it is assumed that the C&C stock sells in the market on December 31, 2011 at 16x EPS and the current C&C P/E is based on the 2007 estimate. The Status Quo scenario yielded an annual return of investment of 15.32%. For the second scenario (“Affiliation in 5 Years”) it is assumed that C&C affiliates with a merger partner on December 31, 2011 at 20x EPS, which yielded an annual return of investment of 21.64%. The third scenario (“Affiliation Today”) assumes C&C affiliates with BancGroup in 2007 and the pro forma stock sells in the market on December 31, 2011 at 17x EPS with the current BancGroup P/E based on the 2007 estimate. The Affiliation Today scenario yielded an annual return of investment of 26.73%. The fourth scenario (“Double Dip”) assumed C&C affiliates with BancGroup in 2007 and the pro forma company is acquired on December 31, 2011 at 24x EPS. The Double Dip scenario yielded an annual return of investment of 37.32%. Also, for this analysis C&C’s starting stock price was based on the fair market value appraisal as of April 30, 2007.

Discounted Cash Flow Analysis. Hovde estimated the present value of all shares of C&C’s common stock by estimating the value of C&C’s estimated future earnings stream. Hovde’s assumptions of net income for the period 2007-2011 were based on C&C’s internal projections. The present value of these earnings was calculated based on a range of discount rates of 9.0%, 10.0%, 11.0%, 12.0%, and 13.0%, respectively. In order to derive the terminal value of C&C’s earnings stream beyond 2011, Hovde assumed a terminal value based on a multiple of between 2.99x and 3.39x applied to book value in 2011. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of C&C’s common stock. This analysis and its underlying assumptions yielded a range of values for present value of C&C’s stock of approximately $175.4 million (at a 13.0% discount rate and a 2.99x price to book value multiple) to $233.4 million (at a 9.0% discount rate and a 3.39x price to book value multiple) with a midpoint of $202.4 million (using an 11.0% discount rate and a 3.19x price to book value multiple), compared to total merger consideration of $219.4 million.

Gordon Growth Analysis. Hovde estimated the present value of all shares of C&C’s common stock by estimating the value of C&C’s estimated future earnings stream. Hovde’s assumptions of net income for the period 2007-2011 were based on C&C’s internal projections.

The present value of these earnings was calculated based on a range of discount rates of 10.0%, 11.0%, and 12.0%, respectively. In order to derive the terminal value of C&C’s earnings stream beyond 2011, Hovde assumed a terminal value based on a terminal growth rate of 3% applied to earnings. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of C&C’s common stock. This analysis and its underlying assumptions yielded a range of present values of C&C’s stock of approximately $131.6 million (at a 12.0% discount rate) to $170.6 million (at a 10.0% discount rate) with a midpoint of $148.7 million (using an 11.0% discount rate), compared to total merger consideration of $219.4 million.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weighting to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to the shareholders of C&C.

Fairness Opinion of FIG Partners, LLC

C&C retained FIG Partners, LLC on July 11, 2007 to act as a financial advisor in connection with a possible business combination with BancGroup. FIG Partners is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, FIG is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

FIG acted as financial advisor to C&C in connection with the proposed merger with BancGroup. In connection with FIG’s engagement, C&C asked FIG to evaluate the fairness of the merger consideration to C&C’s stockholders from a financial point of view. At the July 17, 2007 meeting of C&C’s board of directors, FIG was asked to present its opinion, and the C&C’s board voted to approve the Merger and subsequently executed a definitive agreement on the same day. FIG subsequently submitted its written opinion letter to the board of directors on July 17, 2007 at that meeting.

THE FULL TEXT OF FIG’S WRITTEN OPINION IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. THE OPINION OUTLINES THE MATTERS FIG CONSIDERED, AND THE QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY FIG IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.

FIG’S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE C&C BOARD OF DIRECTORS AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO C&C STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF C&C TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER, THE MERGER AGREEMENT OR ANY RELATED AGREEMENTS, AND IS NOT A RECOMMENDATION TO ANY C&C STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE STOCKHOLDER MEETING WITH RESPECT TO THE MERGER, OR ANY OTHER MATTER.

In connection with rendering its opinion, FIG reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of C&C and BancGroup that it deemed relevant;

•

projected earnings estimates for C&C and BancGroup prepared by senior management of C&C and BancGroup and discussions with senior management of C&C and BancGroup regarding their respective business, financial condition, results of operations and future prospects;

•	internal financial and operating information with respect to the business, operations and prospects of C&C and BancGroup furnished to FIG by C&C and BancGroup that is not publicly available;

•	the reported prices and trading activity of BancGroup common stock, and compared those prices and activity and dividends with other publicly-traded companies that FIG deemed relevant;

•	the pro forma financial impact of the merger on C&C’s ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of C&C and FIG;

•	the financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available and deemed relevant by FIG;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

FIG held discussions with certain members of senior management of C&C regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies. In connection with FIG’s review, it relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it.

C&C’s board of directors did not limit the investigations made or the procedures followed by FIG in giving its opinion.

In performing its reviews and analyses and in rendering its opinion, FIG assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all the financial information, analyses, financial forecasts, and other information that was publicly available or otherwise furnished to, reviewed by or discussed with management of C&C and BancGroup. With respect to financial forecasts and other information and data relating to C&C and BancGroup, reviewed by or discussed with it, FIG was advised by the respective management of C&C and BancGroup that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of C&C and BancGroup as to the future financial performance of their respective organization, the potential strategic implications and operational benefits anticipated to result from the proposed transaction and the other matters covered thereby. FIG assumed that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. FIG was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. FIG did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of C&C or BancGroup or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. FIG is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of C&C or BancGroup, nor did it review any individual credit files relating to C&C or BancGroup. With C&C’s consent, FIG assumed that the respective allowances for loan losses for both C&C and BancGroup were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, FIG did not conduct any physical inspection of the properties or facilities of C&C or BancGroup.

FIG’s opinion was necessarily based upon financial information, and market, economic and other conditions, as these existed on, and could be evaluated as of, the date of its opinion. FIG assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. FIG also assumed that there has been no material change in C&C’s and BancGroup’ financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that C&C and BancGroup will remain as going concerns for all periods relevant to its analyses. FIG further assumed that, in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the Merger and the related transactions, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on C&C or BancGroup or the contemplated benefits of the proposed transaction in any way meaningful to its analysis.

In rendering its opinion, FIG performed a variety of financial analyses. The following is a summary of the material analyses performed by FIG, but is not a complete description of all the analyses underlying FIG’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. FIG believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in FIG’s comparative analyses described below is identical to C&C or BancGroup and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of C&C or BancGroup and the companies to which they are being compared.

The internal earnings projections provided by C&C and BancGroup were relied upon by FIG in its analyses. FIG assumed that such projected performance would be achieved, and expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to FIG by C&C and BancGroup were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by FIG in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, FIG also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of C&C, BancGroup and FIG. The analyses performed by FIG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. FIG prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the C&C board at the July 17, 2007 meeting. Estimates on the values of companies are not appraisals and do not necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, FIG’s analyses do not necessarily reflect the value of C&C common stock or BancGroup common stock or the prices at which C&C or BancGroup common stock may be sold at any time. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of C&C, BancGroup or FIG or any other person assumes responsibility if future results are materially different from those forecast.

Summary of Proposed Merger. FIG reviewed the financial terms of the proposed merger whereby the holders of C&C common stock shall be entitled to receive 1.57 shares of BancGroup common stock or $39.02 in cash in exchange for their shares of C&C common stock with 50% of the consideration to consist of BancGroup common stock and 50% paid in cash. Holders of C&C options and warrants will receive cash in the amount of the difference between $39.02 and the strike price. Based upon the terms of the merger agreement and BancGroup’s closing price of $24.91 on July 13, 2007, FIG calculated a transaction value of $219,438,702 or $39.02 per C&C share. Utilizing C&C’s publicly available financial information on the date of announcement, which was the March 31, 2007 financial information, FIG calculated the following ratios:

Deal Value Considerations:
Offer Price / Fully Diluted Share	$39.02
Aggregate Value for Common Shares	$205,750,392
Aggregate Value for Outstanding Options/Warrants	$13,688,310

Total Transaction Value	$219,438,702

Deal Multiples:
Price / LTM EPS	27.53x
Price / Book Value	3.59x
Price / Tangible Book Value	3.59x
Core Deposit Premium	26.05%

The fully diluted share count is based upon C&C’s 5,272,947 outstanding common shares and 635,383 outstanding options and warrants to purchase common shares at a weighted average strike price of $17.48 outstanding as of the date of the announcement.

Analysis of BancGroup.

Peer Group Performance. Using publicly available information, FIG compared the financial performance and stock market valuation of BancGroup with two separate peer groups. The first included publicly traded banks in Florida and Alabama with assets greater than $1 billion, referred to as the “Regional Peers.” The Regional Peers included the following institutions:

Company Name (Ticker)	Assets ($)
Alabama National Bancorporation	7,844,428
BancTrust Financial Group, Inc.	1,451,274
Capital City Bank Group	2,578,177
CenterStates Banks of Florida	1,086,818
Compass Bancshares	34,391,693
Regions Financial	138,068,068
Seacoast Banking Corporation of Florida	2,398,407
TIB Financial Corp.	1,351,414

The second peer group included publicly traded banks, nationwide, with assets between $15 billion and $40 billion, referred to as the “Nationwide Peers.” The Nationwide Peers included the following institutions:

Company Name (Ticker)	Assets ($)
Associated Banc-Corp	20,507,413
BOK Financial Corporation	18,158,076
City National Corporation	15,264,047
Commerce Bancshares, Inc.	15,519,371
Compass Bancshares	34,391,693
First Citizens Bancshares	15,853,778
First Horizon National Corporation	38,828,766
Huntington Bancshares	34,979,299
Synovus Financial Corp.	32,707,684
Webster Financial Corporation	16,879,200

Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of March 31, 2007 and, where relevant, closing stock market information as of July 13, 2007. Selected market information for BancGroup and the two groups of comparable companies that was analyzed is provided below.

	Stock Price	Price/ TBV (x)	Implied Deposit Prem (x)	Price/ 2007 Est. EPS (x)	Price/ 2008 Est. EPS (x)	Mkt. Cap ($m)	Yield (%)
BancGroup	24.91	2.68	15.6	14.3	12.9	3,975	3.01
Regional Peers	NM	2.64	13.9	18.0	15.3	NM	2.62
Nationwide Peers	NM	2.51	16.9	15.3	13.7	NM	2.62

	ROAE (%)	ROAA (%)	Equity Ratio (%)	Net Interest Margin (%)	NPAs/ Loans (%)
BancGroup	7.10	0.63	6.4	3.43	0.20
Regional Peers	7.10	0.70	6.8	3.86	0.36
Nationwide Peers	12.7	1.18	7.1	3.43	0.39

FIG noted that BancGroup’ pricing multiples and trading metrics were generally in line with the comparable peer groups.

Contribution Analysis. FIG computed the contribution of BancGroup and C&C to various elements of the pro forma entity’s income statement, balance sheet and market capitalization, excluding estimated cost savings and operating synergies. The following table compares the pro forma ownership in the combined company, based upon the exchange ratio, to each company’s respective contribution to each element of the analysis.

	Contribution
	BancGroup	C&C
Pro Forma Ownership—Actual	96.9%	3.2%
Pro Forma Ownership—100% Stock	93.6%	6.4%

Earnings (000’s):
LTM Earnings	96.8%	3.2%
2007 Earnings	97.0%	3.0%

Balance Sheet (2007 Q1) (000’s):
Loans	96.9%	3.1%
Assets	96.3%	3.7%
Deposits	95.6%	4.4%
Equity	97.2%	2.8%
Tangible Equity	95.9%	4.1%

The contribution analysis indicated that the pro forma ownership of BancGroup common stock issuable to C&C stockholders in the merger was slightly greater than projected earnings contribution in 2007 and generally in line with projected balance sheet projections.

Analysis of Selected Merger Transactions. In order to address the specific valuation considerations within the market that C&C serves, FIG selected a group of comparable merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, FIG selected bank merger and acquisition transactions according to the following criteria:

•	Group 1—Bank transactions in the state of Florida announced since 2002 with seller’s total assets between $500 million and $2 billion

•	Group 2—Bank transactions in the Southeastern United States announced since 2000 with seller’s total assets between $700 million and $1.2 Billion

•	Group 3—Bank transactions nationwide with seller’s total assets between $700 million and $1.2 billion and NPAs-to-Assets ratio less than 0.25%

FIG reviewed the multiples of transaction value at announcement to last twelve months’ earnings, transaction value to total assets, transaction value to tangible book value, and book premium to core deposits and computed the average for the transactions. These average multiples and premiums were compared to the values C&C received in the transaction with BancGroup. The summary of this analysis is shown below.

	Offer Value to
	Total Assets (%)	Tangible Book Value (x)	12 months Preceding Earnings (x)	Ratio of Tangible Book Value Premium to Core Deposits (%)
Citrus & Chemical	25.1	3.59	27.5	26.1
Group 1 average	23.9	3.35	26.3	30.0
Group 2 average	22.3	3.02	24.1	27.3
Group 3 average	23.4	3.06	21.5	25.4

Other than book premium to core deposits, the consideration received by C&C exceeded the averages of every comparable

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, FIG estimated the present value of the future stream of earnings and dividends that C&C could produce over the next five years based upon an internal earnings and balance sheet forecast for 2008 – 2012. FIG performed discounted cash flow analyses based upon terminal values to trailing earnings.

In order to derive the terminal value of C&C earnings stream beyond 2012, FIG assumed terminal value multiple 25x of fiscal year 2012 net income. The estimated dividend streams and terminal values were then discounted to present values using different estimated discount rates (ranging from 11.0% to 13.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of C&C common stock. This discounted cash flow analysis indicated a value range between $36.15 and $39.12 per share of C&C common stock.

Other Analyses and Factors. FIG took into consideration various other factors and analyses, including: historical market prices and trading volumes for C&C’s and BancGroup’s common stock; movements in the common stock of selected publicly-traded companies and movements in the S&P Bank Index.

Information Regarding FIG. FIG will receive a fee from C&C for performing its financial advisory services in connection with the merger and rendering a written opinion to the Board of Directors of C&C as to the fairness, from a financial point of view, of the merger to C&C’s shareholders. Further, C&C has agreed to indemnify FIG against any claims or liabilities arising out of FIG’s engagement by C&C.

Recommendation of the Board of Directors of C&C

The Board of Directors of C&C has determined that the Merger and the Agreement are in the best interests of C&C shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE VOTING SHAREHOLDERS OF C&C VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE AGREEMENT.

BancGroup’s Reasons for the Merger

The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. The merger will allow BancGroup to expand its banking operations in C&C’s market area. As of June 30, 2007, BancGroup operated a commercial bank with 182 branches in Florida. The Board of Directors of BancGroup believes that the combination with C&C is consistent with its current expansion strategy.

In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of C&C and Citrus & Chemical Bank (“C&C Bank”), including its capital and asset quality; (ii) similarities in the philosophies of BancGroup and C&C, including the commitment of C&C to delivering high quality personalized financial services to its customers; and (iii) the extensive knowledge of, and experience in, the Polk County, Florida, market area that has been demonstrated by the management of C&C.

Interests of Certain Persons in the Merger

Certain members of the management and Boards of Directors of C&C and C&C Bank may be deemed to have certain interests in the merger in addition to their interest as shareholders of C&C generally. The Board of Directors of C&C was aware of these interests and considered them, among other matters, in unanimously approving the Agreement.

Exercise and Cash-out of Options. As of the date of this Proxy Statement-Prospectus, C&C had outstanding options (the “C&C Options”) which entitle the holders thereof to acquire up to 596,437 shares of C&C common stock. Each holder of a C&C Option who does not exercise his or her options prior to the completion of the Merger will receive a cash payment for his or her C&C Options, in a cashless exercise. The amount of such cash payment is equal to the aggregate of the number of shares of C&C common stock subject to each C&C Option multiplied by the difference of $39.02 and the per share exercise price of such C&C Option, less any applicable withholding taxes. See “Proposal 1: The Merger—Treatment of C&C Options.”

Employees. Douglas G. Small has an existing employment agreement with C&C Bank that provides a base compensation of $450,000 per year. Mr. Small’s employment agreement further provides that if C&C Bank experiences a “Change in Control” (which will occur at the completion of the Merger), then Mr. Small will receive a lump sum payment equal to $1,345,500 plus such amounts as are necessary to pay any state and federal excise taxes imposed upon Mr. Small by Section 4999 of the Internal Revenue Code. It is anticipated that Mr. Small’s employment will be terminated following the completion of the Merger, but pursuant to his employment agreement with C&C Bank, he will serve as a consultant to Colonial Bank and BancGroup for twelve months following the completion of the Merger at an annual salary of $450,000, however, the services requested of Mr. Small as a consultant shall constitute less than 20% of the services rendered by Mr. Small to C&C Bank prior to the completion of the Merger. BancGroup has also agreed to allow Mr. Small to buy his company-owned vehicle for $1.00.

On the Effective Date, all employees of C&C will, at BancGroup’s option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank’s severance policy. All employees of C&C who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup’s employees. Because BancGroup has frozen its defined benefit pension plan and new employees are not able to participate in it, C&C employees will not be admitted into that plan.

D. Burke Kibler, III, the Chairman of the Board of C&C, is a partner in Holland & Knight LLP. C&C retained Holland & Knight LLP as special counsel in connection with this merger transaction with BancGroup.

Indemnification. Under the Agreement, BancGroup has agreed for a period equal to the applicable statute of limitations period to indemnify the directors and executive officers of C&C and its subsidiaries against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that C&C would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons. BancGroup has also agreed to extend such indemnification to directors of C&C Bank with respect to matters existing or occurring after the Effective Date during any extended term of service as a director of C&C Bank. The foregoing indemnification is subject to the limitations imposed by 12 U.S.C. §1828(k) and 12 CFR Part 359 of the FDIC regulations.

Affiliate Agreements. C&C’s directors and its largest shareholder have entered into “affiliate agreements” with BancGroup regarding various issues associated with the Merger. These agreements provide that the director will, among other things:

•	agree to vote his or her shares for the Merger;

•	not distribute BancGroup common stock issued in connection with the Merger except in accordance with certain rules of the SEC; and

•	support the business of Colonial Bank after the Merger.

•	Additionally, C&C’s directors who are not also employees of C&C agreed generally not to compete with Colonial Bank for a period of two years after the Effective Date.

Effective Date, Conversion of C&C Common Stock

The Agreement provides for the merger of C&C with and into BancGroup, with BancGroup to be the surviving corporation. Assuming all other conditions stated in the Agreement have been or will be satisfied or waived as of the closing, the Merger shall become effective as of the later date and time the certificate of merger is accepted for filing by the Secretary of State of the State of Delaware and the articles of merger are accepted for filing by the Secretary of State of the State of Florida. On the Effective Date, each share of C&C common stock outstanding and held by the C&C shareholders will be converted by operation of law and without any action by any holder thereof into either (i) 1.57 shares of BancGroup common stock or (ii) $39.02 cash (the “Merger Consideration”). Accordingly, based upon the 5,305,693 shares of C&C common stock outstanding as of the date of this Proxy Statement-Prospectus, and assuming the exercise of no C&C Options prior to the closing of the Merger, the number of shares of BancGroup common stock that may be issued in the Merger is expected to be approximately 4,164,969 shares, and the amount of cash that BancGroup is expected to pay in the Merger for the outstanding shares of C&C’s common stock is expected to be approximately $103,514,070.

No fractional shares of BancGroup common stock will be issued in connection with the Merger. Each shareholder of C&C otherwise entitled to receive a fractional share of BancGroup common stock will receive instead a cash payment (without interest) equal to such fractional interest multiplied by $24.85.

The Agreement provides that if, prior to the Effective Date, BancGroup common stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup common stock, an appropriate and proportionate adjustment will be made in the number of shares of BancGroup common stock into which the C&C common stock will be converted in the Merger.

Election of Consideration

The Agreement allows each C&C shareholder to choose how many shares of his or her C&C common stock will be converted to BancGroup common stock and how many shares of his or her C&C common stock will be converted to cash. You may elect to receive only stock, only cash or some combination of both. If you do not make an election by the election deadline, then you will be deemed to have elected to receive 0.785 shares of BancGroup common stock and $19.51 in cash for each of your shares of C&C common stock. The board of directors of C&C believes that allowing this choice grants C&C shareholders the opportunity to receive the form of consideration that is best suited to each shareholder’s needs. If a C&C shareholder elects to receive only cash as his or her consideration, and all C&C shareholders opt in the aggregate to receive stock in exchange for at least 50% of C&C’s outstanding shares, then such C&C shareholder will receive $39.02 cash for each share of C&C common stock that such shareholder owns. Any C&C shareholder who receives cash in the Merger should understand that any gain realized on the disposition of his or her C&C common stock that is converted into cash will be recognized to the extent of the cash received (see “Certain Federal Income Tax Consequences”). If a C&C shareholder elects to receive only BancGroup common stock as his or her consideration, and all C&C shareholders opt in the aggregate to receive cash in exchange for at least 50% of C&C’s outstanding shares, then such C&C shareholder will receive 1.57 shares of BancGroup common stock for each share of C&C common stock that such shareholder owns. No income will be recognized by a C&C shareholder if such shareholder receives BancGroup common stock and no cash as his or her Merger Consideration (although income would be recognized in connection with the receipt of cash in lieu of a fractional share).

You will be sent an election form in a few days. You should follow the instructions on the election form or the instructions given to you by your broker to elect the number of shares of C&C common stock that you desire to be converted into cash and the number of shares of your C&C common stock that you desire to be converted into BancGroup common stock. Enclosed with your Election Form will be a return envelope addressed to BancGroup’s Transfer Agent, Continental Stock Transfer & Trust Company (the “Exchange Agent”). You should complete your election form and mail it and your C&C stock certificate(s) to the Exchange Agent in the envelope provided. In the event an election form is received by the Exchange Agent without C&C stock certificates, it will be returned.

The Agreement places a maximum amount on BancGroup’s obligation to pay cash and common stock for outstanding shares of C&C common stock. Assuming there are 5,305,693 shares of C&C common stock outstanding at the completion of the merger, the maximum cash amount would be $103,514,070 and the maximum common stock issued would be 4,164,969 shares. If C&C shareholders elect to receive more cash than the maximum cash amount, then the C&C shareholders electing to receive cash would have their cash consideration reduced and their common stock consideration increased on a pro rata basis. Alternatively, if C&C shareholders elect to receive more common stock than the maximum stock amount, then the C&C shareholders electing to receive common stock would have their common stock consideration reduced and their cash consideration increased on a pro rata basis.

As an example, if there are 5,305,693 shares of C&C common stock outstanding at the time of the completion of the merger (in which case BancGroup is not obligated to pay more than $103,514,070 of the total Merger Consideration in cash), and the C&C shareholders make an aggregate cash election of $150,000,000, then that would be 46,485,930 more than BancGroup is required to pay in cash, and would represent approximately 1,191,336 shares of C&C common stock. The electing shareholders who had elected cash would have their cash portion of the Merger Consideration reduced on a pro rata basis and would instead receive an aggregate of 1,870,397 shares of BancGroup common stock. On an individual basis, each electing shareholder who had elected some portion of his or her Merger Consideration to be paid in cash would in fact receive cash for 69.01% of the C&C common stock that he or she had originally elected to be paid in cash and the remaining 30.99% of C&C common stock that the electing shareholder had requested cash for would be paid in BancGroup common stock. Thus, in this example, if a C&C shareholder who owned 10,000 shares of C&C common stock had elected to receive cash for 1,000 shares and BancGroup common stock for 9,000 shares, that shareholder would actually receive cash of $26,923.80 for 690 shares of C&C common stock and 14,616 shares of BancGroup common stock (plus $17.40 for the cash value of a fractional share) for 9,310 shares of C&C common stock.

The deadline to make an election is 5:00 p.m. on November 14, 2007. If the Exchange Agent has not received your completed election form, including your C&C certificates, by the deadline, then each share of your C&C common stock will be treated as if you had elected to receive $19.51 in cash and 0.785 shares of BancGroup common stock (subject to pro-ration in the case of an over election of cash or stock consideration). You may change your election at any time prior to the election deadline, but once the election deadline has passed, all elections are final. You may, at any time prior to the election deadline, revoke your election by providing written notice to the Exchange Agent. The Exchange Agent’s address and phone number are Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004, Attn: Reorganization Department and 212-509-4000 Ext. 536.

If any portion of the Merger Consideration is to be paid to a person other than the person named on the C&C common stock certificate, no payment can be made on that stock certificate unless it is properly endorsed or otherwise in proper form for transfer and the person requesting such payment shall pay to the Exchange Agent any transfer or other similar taxes required as a result of such payment to a person other than the registered holder of such C&C stock certificate, or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable. The Exchange Agent or BancGroup shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of BancGroup common stock) otherwise payable in connection with the merger to any holder of C&C common stock such amounts as the Exchange Agent or BancGroup, as the case may be, is required to deduct and withhold under the Internal Revenue Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or BancGroup, as the case may be, such withheld amounts shall be treated for all purposes as having been paid to the holder of shares of C&C common stock in respect of whom such deduction and withholding was made by the Exchange Agent or BancGroup, as the case may be.

The Exchange Agent or BancGroup, as the case may be, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of the Agreement, governing (A) the validity of the election form and compliance by any C&C shareholder with the election procedures, (B) the manner and extent to which elections are to be taken into account in making the determinations prescribed by the Agreement, (C) the issuance and delivery of BancGroup stock certificates into which shares of C&C common stock are converted in the merger and (D) the method of payment of cash for shares of C&C common stock converted into the right to receive cash and cash in lieu of fractional shares of BancGroup common stock where the holder of the applicable C&C stock certificate has no right to receive whole shares of BancGroup common stock.

Surrender of C&C Common Stock Certificates

On the Effective Date and subject to the conditions described at “Conditions to Consummation of the Merger,” C&C shareholders will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup common stock and/or be entitled to receive a cash payment, as described herein. Outstanding certificates representing shares of the C&C common stock will represent shares of BancGroup common stock or rights to a cash payment. Thereafter, upon surrender of the certificates formerly representing shares of C&C common stock, the holders will be entitled to receive certificates for the BancGroup common stock and/or a cash payment. Dividends on the shares of BancGroup common stock will accumulate without interest and will not be distributed to any former shareholder of C&C unless and until such shareholder surrenders for cancellation his certificate for C&C common stock. No interest will be paid on any cash payment owed as consideration for the merger. Continental Stock Transfer & Trust Company, transfer agent for BancGroup common stock, will act as the Exchange Agent with respect to the shares of C&C common stock surrendered in connection with the merger. The Exchange Agent will mail a detailed explanation of these arrangements to C&C shareholders promptly following the Effective Date. Do not send your stock certificates to the Exchange Agent unless you include an Election Form or until such notice is received.

Treatment of C&C Options

Vesting of Options. As of the date of this Proxy Statement-Prospectus, C&C directors, executive officers and employees held outstanding options which entitle the holders thereof to acquire up to 596,437 shares of C&C common stock (“C&C Options”).

Exercise of Options. Prior to the completion of the Merger, holders who owned vested C&C options may exercise their vested options for C&C common stock.

Holders of C&C Options that are not exercised will receive a cash payment on the Effective Date. The amount of such cash payment is equal to the number of shares of C&C common stock subject to each C&C Option multiplied by the difference of $39.02 and the per share exercise price of such C&C Option, less any applicable withholding taxes.

The C&C Options are not transferable except under the laws of descent and distribution.

Substantially all of the C&C Options held by employees are “incentive stock options” under Section 422 of the Internal Revenue Code. Upon exercise of such an option, ordinary income would not normally result to the optionee even if the exercise price of the options is lower than the fair market value of the stock subject to the option at the date of exercise provided certain timing requirements are met. However, income could be recognized for alternative minimum tax purposes upon an exercise. No income for regular federal income tax purposes would be realized until the holder actually sells the stock obtained through the exercise of incentive stock options (or exchanges it for cash, as described above) as long as such stock is held long enough. The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. Holders of C&C options should contact their own professional tax advisors for advice concerning their particular tax situation.

Certain Federal Income Tax Consequences

This document was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer. This document was written to support the promotion or marketing of the transaction or matters addressed in it. You should seek advice based on your particular circumstances from an independent tax advisor, not associated in any way with the transaction.

The merger is intended to qualify as a “reorganization” for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). The obligation of each of C&C and BancGroup to consummate the merger is conditioned on the receipt of an opinion from PricewaterhouseCoopers LLP, BancGroup’s tax advisor, to the effect that the merger will constitute such a reorganization. BancGroup has received this opinion. In delivering its opinion, PricewaterhouseCoopers LLP received and relied upon certain representations contained in certificates of officers of BancGroup and C&C and certain other information, data, documentation and other materials as it deemed necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that consideration other than BancGroup common stock (including cash in lieu of fractional shares and cash paid to C&C shareholders that receive cash in the merger) will represent no more than 60% of the total fair market value of all consideration paid to C&C shareholders in the transaction.

Neither C&C nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the merger. Shareholders of C&C should be aware that the opinion from PricewaterhouseCoopers LLP will not be binding on the IRS or the courts. Shareholders of C&C also should be aware that some of the tax consequences of the merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

The tax opinion states that, provided the assumptions therein are satisfied, the merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to C&C shareholders who exchange their shares of C&C common stock for shares of BancGroup common stock, cash or a combination:

(i) No gain or loss will be recognized by BancGroup or C&C as a result of the Merger;

(ii) The C&C shareholders will not recognize any gain or loss related to BancGroup common stock received in exchange for their shares of C&C common stock. To the extent that both cash and stock are received by a shareholder in the merger, gain (but not loss) will be recognized up to the extent of the cash received.

(iii) The tax basis of the BancGroup common stock received by each C&C shareholder will equal the tax basis of such shareholder’s C&C shares surrendered in the merger, decreased by the fair market value of the consideration (other than BancGroup common stock) and the amount of cash received by such C&C shareholder in the merger and increased by (i) the amount of gain, if any, recognized by such C&C shareholder on the receipt of such other consideration and (ii) the amount, if any, which is treated as a dividend;

(iv) The holding period of the BancGroup common stock received by the C&C shareholders will include the holding period during which the C&C common stock surrendered in exchange therefor was held, provided that such stock is held as a capital asset in the hands of the C&C shareholders on the date of the exchange under Internal Revenue Code Section 1223(1); and

(v) The cash received by a C&C shareholder in lieu of a fractional share interest of BancGroup common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup stock which he or she would otherwise be entitled to receive and will qualify for either capital gain or loss treatment, provided that such stock is held as a capital asset in the hands of the C&C shareholder on the date of the exchange under Internal Revenue Code Section 1223(1).

Each C&C shareholder will be required to report on such shareholder’s federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup common stock in a reorganization.

A C&C shareholder electing to receive a combination of BancGroup common stock and cash in the Merger may be able to reduce the amount of gain required to be recognized by him or her by designating the particular shares of C&C common stock that are being exchanged for the BancGroup common stock and the particular shares of C&C common stock that are being exchanged for cash. C&C shareholders should consult their tax advisors concerning this possibility.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF C&C, TO C&C AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES OF C&C COMMON STOCK AS “CAPITAL ASSETS” WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF C&C COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF C&C OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. C&C SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

Other Possible Consequences

If the merger is consummated, the shareholders of C&C, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to C&C common stock as compared with BancGroup common stock, see “Comparative Rights of Shareholders.”

Conditions to Consummation of the Merger

The parties’ respective obligations to consummate the merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

The obligations of C&C and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding voting shares of C&C common stock; (ii) the notification to, or approval of the Merger by, the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System and the Florida Office of Financial Regulation; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or to obtain divestiture, rescission or damages in connection with the Merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; and (v) consummation of the merger no later than April 19, 2008. The Agreement permits the parties to waive, in writing, conditions for the consummation of the merger other than those required by law.

The obligation of C&C to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) the shares of BancGroup common stock to be issued under the Merger Agreement shall have been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of C&C; (ii) the accuracy in all material respects of the representations and warranties of C&C contained in the Agreement, (iii) the performance by C&C of all of its covenants and agreements under the Agreement, including certain restrictions on C&C’s conduct of its business; and (iv) the receipt of the applicable consents to the Merger.

It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement and satisfaction of each party of all representations, warranties and covenants, will either be satisfied or waived by the parties. The Agreement provides that each of C&C and BancGroup may waive all conditions to its respective obligation to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the Agreement by the shareholders of C&C. In making any decision regarding a waiver of one or more conditions to consummation of the merger or an amendment of the Merger Agreement, the Boards of Directors of C&C and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

Amendment or Termination of Agreement

To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, after approval of the Agreement by the holders of C&C common stock, no amendment changing the amount or kind of consideration to be received by C&C shareholders or changing any other terms and conditions of the Agreement if such change would materially and adversely affect C&C or the holders of C&C common stock may be made without the further approval of such shareholders. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after approval of the Agreement by the shareholders of C&C, by the mutual consent of the respective Boards of Directors of C&C and BancGroup or by the Board of Directors of either BancGroup or C&C under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party, (ii) failure to consummate the transactions contemplated under the Agreement by April 19, 2008, provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate and (iii) if C&C enters into a binding agreement with any third party to merge with, or sell control to, that third party. In the latter event, BancGroup will have the right to receive a payment of $8,000,000 (the “Termination Fee”) from C&C or its acquirer.

Commitment with Respect to Other Offers

Until the earlier of the Effective Date or, subject to certain limitations, the termination of the Agreement, neither C&C nor any of its directors or officers (or any person representing any of the foregoing) may directly or indirectly solicit inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, C&C or any business combination involving C&C (collectively, an “Acquisition Proposal”) other than as contemplated by the Agreement. C&C is required to notify BancGroup promptly if any such inquiries or proposals are received by C&C, if any such information is requested from C&C, or if any such negotiations or discussions are sought to be initiated with C&C. C&C is required to instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. C&C may communicate information about an Acquisition Proposal to its shareholders if and to the extent C&C’s board of directors, after consultation with counsel determines that it is required to do so in order to comply with its legal obligations.

If C&C enters into a letter of intent or a definitive agreement to be acquired by any party other than BancGroup prior to the closing of the Merger or the termination of the Agreement, or, under certain circumstances, if C&C is acquired by a party other than BancGroup within twelve months after the termination of the Agreement, then BancGroup shall be entitled to receive payment of the Termination Fee. Such payment shall compensate BancGroup for its direct and indirect costs and expenses associated with pursuing the Merger and BancGroup’s loss as a result of the failure to complete the Merger. The Termination Fee may also have the effect of increasing the likelihood that the Merger will be consummated by making it more difficult and expensive for any third party to acquire control of C&C while BancGroup is seeking to consummate the Merger.

Regulatory Approvals

Section 8.2 of the Agreement provides that as a condition to closing, approvals, in form and substance reasonably satisfactory to BancGroup and C&C, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory agencies granting the authority necessary for the consummation of the Merger and the possible merger of C&C Bank with and into Colonial Bank (the “Bank Merger”), if such Bank Merger is desired by BancGroup.

An application must be filed with the Federal Reserve pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the “BHCA”) and the regulations promulgated pursuant thereto for its prior approval of BancGroup’s merger with C&C. In addition, approval of BancGroup’s acquisition of C&C Bank as a result of the Merger must be obtained from the Florida Office of Financial Regulation (the “Florida Office”). These applications were filed on August 1, 2007. On September 10, 2007, the Federal Reserve approved BancGroup’s Section 3 application. On September 11, 2007, the Florida Office issued a notice of its intent to approve BancGroup’s acquisition of control of C&C Bank. On September 17, 2007, the Florida Office issued its final approval order.

In order to be in a position to consummate the Bank Merger should BancGroup decide to effect it, the prior approval of the Office of the Comptroller of the Currency (the “OCC”) must be obtained and notice of the Bank Merger must be filed with the Florida Office. With respect to the Bank Merger, an application was filed with the OCC on August 1, 2007, and a notification was filed with the Florida Office on August 1, 2007. On September 11, 2007, the OCC approved the Bank Merger application.

Federal Reserve Approval. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the approval of the Federal Reserve must be obtained prior to BancGroup merging with C&C. In evaluating an application filed pursuant to Section 3, the Federal Reserve will consider whether the performance of the activities can reasonably be expected to produce benefits to the public (such as greater convenience, increased competition and gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition and unsound banking practices). The Federal Reserve will also take into consideration, among other factors, the financial condition and managerial resources of BancGroup, its subsidiaries, C&C, and C&C Bank. The Federal Reserve will also consider the convenience and needs of the communities to be served and the compliance records of Colonial Bank and C&C Bank under the Community Reinvestment Act.

In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank located in a state other than the home state of such bank holding company (an “Interstate Acquisition”), without regard to whether such transaction is prohibited under the law of any state.

Under certain circumstances, the Federal Reserve is prohibited from approving an Interstate Acquisition. For example, it may not approve an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than 10% of the total amount of deposits of insured depository institutions in the United States. Subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the target bank is located.

The Federal Reserve’s regulations provide for the publication of notice and public comment on the application and authorize the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approval required for consummation of the transaction.

Florida Office Approval. The Florida Office must approve the change of control of C&C Bank which would be effected as a result of the Merger. Pursuant to Section 658.25 of the Florida Banking Code, the Florida Office shall issue a Certificate of Approval for a change in control of a Florida state bank only after it has made an investigation and has determined that the proposed new owner of a controlling interest of such Florida state bank is qualified by reputation, character, experience, and financial responsibility to control and operate the bank in a legal and proper manner and that the interest of the other shareholders, if any, and the depositors and creditors of the bank and the interest of the public generally will not be jeopardized by the proposed change in ownership, controlling interest, or management.

OCC Approval. Pursuant to Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”) and OCC regulations promulgated pursuant thereto, the OCC’s prior approval of the Bank Merger must be obtained in order for BancGroup to directly merge C&C Bank with and into Colonial Bank. The OCC is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the OCC is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The OCC is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the communities to be served. The OCC will consider the compliance records of Colonial Bank and C&C Bank under the Community Reinvestment Act and the effectiveness of the institutions in combating money laundering activities.

Because the Bank Merger is an interstate bank merger, certain additional requirements are applicable. For example, the OCC is prohibited from approving the Bank Merger if the bank resulting from the Bank Merger, including all insured depository institutions that are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The OCC is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits of insured depository institutions in any such state. Finally, the OCC may approve an interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the OCC determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

The Bank Merger Act and the OCC regulations promulgated pursuant thereto provide for the publication of notice and public comment on the application and authorize the OCC to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approval required for consummation of the Bank Merger. The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the OCC’s approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Bank Merger for antitrust reasons, may challenge the consummation of the Bank Merger.

The Agreement provides that the obligation of each of BancGroup and C&C to consummate the transaction is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance that the applications necessary for BancGroup to consummate the transaction will be approved, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the transaction.

Any approval received from bank regulatory agencies reflects only their view that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE TRANSACTION.

BancGroup is not aware of any governmental approvals or actions that may be required for consummation of the transaction except for the approvals described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

Conduct of Business Pending the Merger

The Agreement contains certain restrictions on the conduct of the business of C&C pending consummation of the Merger. The Agreement prohibits C&C from taking, without the prior written consent of BancGroup, any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and C&C:

(i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of C&C common stock issued upon the exercise of C&C Options and shares issued as director’s qualifying shares;

(ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

(iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities, provided that C&C may continue to make (i) quarterly cash dividends of no more than $.08 per share of its Class A and B common stock and $.80 per share of its Class C common stock and at times consistent with past practices, (ii) if the Effective Time has not occurred by December 31, 2007, make its special annual dividend of no more than $.10 per share of its Class A and B Common Stock and $1.00 per share of its Class C Common Stock, and (iii) accelerate the vesting of C&C Options held by the C&C’s executive officers;

(v) Except in the ordinary course of business or as requested by BancGroup, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

(vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

(vii) Waiving any rights of value which in the aggregate are material considering the business as a whole;

(viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

(ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(xi) Failing to operate its business in the ordinary course in a manner intended so as to preserve its business intact and intended to preserve the goodwill of its customers and others with whom it has business relations;

(xii) Entering into any other material transaction other than in the ordinary course of business or as requested by BancGroup; and

(xiii) Agreeing in writing, or otherwise, to take any action described in clauses (i) through (xii) above.

The Agreement provides that, prior to the Effective Date, C&C will use its commercially reasonable efforts so that no director or officer of C&C or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of C&C or its subsidiaries.

The Agreement also provides that: (i) at the request of BancGroup, C&C will consult with BancGroup and advise BancGroup in advance of all loan requests outside the ordinary course of business or in excess of $1,000,000 (excluding renewals) that are not single-family residential loan requests; and (ii) C&C will consult with BancGroup on a reasonable basis to coordinate various business issues.

Indemnification

BancGroup has agreed to indemnify, for the period of time covered by the applicable statute of limitations, present and former directors and officers of C&C and C&C Bank against liabilities arising out of actions or omissions occurring at or prior to the Effective Date to the maximum extent allowed under the Florida Business Corporation Act, Bylaws of C&C and pursuant to any existing indemnification agreements. BancGroup has also agreed to extend such indemnification to directors of C&C Bank with respect to matters existing or occurring after the Effective Date during any extended term of service as a director of C&C Bank. The foregoing indemnification is also subject to the limitations imposed by 12 U.S.C. §1828(k) and 12 CFR Part 359 of the FDIC regulations.

Appraisal Rights

With respect to the Merger, a holder of C&C Class B common stock as of the Record Date who chooses not to vote on the Merger or who votes against the Merger (a “Dissenting Shareholder”) and complies with the procedures set forth in Sections 607.1301 to 607.1333 of the FBCA relating to appraisal rights is entitled to demand payment and receive the fair value in cash for his or her shares of Class B common stock instead of accepting the Merger Consideration. In order to perfect his or her appraisal rights, a Dissenting Shareholder must strictly comply with the statutory procedures set forth in Sections 607.1301 to 607.1320 of the FBCA summarized below, the full text of which is attached hereto as Appendix D. Holders of C&C Class B common stock are urged to read Appendix D in its entirety and to consult with their legal advisors. Each Dissenting Shareholder who desires to assert his or her appraisal rights is cautioned that failure to adhere strictly to the procedures set forth in Sections 607.1301 through 607.1333 of the FBCA will constitute a waiver of any appraisal rights.

No dissenters’ or appraisal rights are available with respect to shares of C&C Class A common stock in connection with the Merger.

Procedures for Asserting Appraisal Rights. The following summary of Florida law is qualified in its entirety by the full text of the provisions of the FBCA attached hereto as Appendix D and incorporated herein by reference.

1. A Dissenting Shareholder must not vote in favor of the Merger and, prior to the taking of the vote on the Merger, must provide to C&C a written notice indicating his or her intent to demand payment for his or her shares of Class B common stock if the Merger is effectuated. If a Dissenting Shareholder has not provided such written notice before the vote is taken, the Dissenting Shareholder will be deemed to have waived his or her appraisal rights.

2. If a Dissenting Shareholder properly provides C&C with a notice of intent to demand payment for his or her shares of Class B common stock and the Merger is consummated, BancGroup, within 10 days after the Effective Date of the Merger, must deliver a written appraisal notice and form to the Dissenting Shareholder. The appraisal notice and form will contain, among other things, BancGroup’s estimate of the fair value of the Class B common stock and an offer to the Dissenting Shareholder to purchase his or her shares of Class B common stock at such fair value estimate.

3. In order to receive payment, a Dissenting Shareholder asserting his or her appraisal rights must execute and return a completed appraisal notice and form to BancGroup and deposit the certificate(s) representing his or her shares of Class B common stock in accordance with the terms of the notice, before the date specified in the appraisal notice, which date will not be less than 40 days or more than 60 days after the date the appraisal notice and form were sent to the Dissenting Shareholder. If a Dissenting Shareholder’s shares of Class B common stock are held in “street name”, the Dissenting Shareholder may assert appraisal rights as to such shares of Class B common stock only if the Dissenting Shareholder submits to BancGroup the written consent from the firm in whose name the shares are registered before the date specified in the appraisal notice, and does so with respect to all the shares of Class B common stock that are beneficially owned by such Dissenting Shareholder. A Dissenting Shareholder who deposits the certificate(s) representing his or her shares of Class B common stock in accordance with the assertion of appraisal rights, shall thereafter be entitled only to receive payment of the fair value of his or her shares of Class B common stock pursuant to the appraisal procedures and shall not be entitled to vote or exercise any other rights of a shareholder, unless the appraisal demand is withdrawn.

4. A Dissenting Shareholder who fails to execute and return the form and deposit his or her certificate(s) by the dates set forth in the appraisal notice will lose his or her rights to receive payment and will be entitled only to receive the Merger Consideration as provided for in the Merger Agreement. A Dissenting Shareholder who complies with the requirements but wishes to withdraw from the appraisal process may do so by notifying BancGroup in writing before the date set forth in the appraisal notice as the due date for notices of withdrawal. A Dissenting Shareholder will not be able to withdraw from the appraisal process after such date without BancGroup’s written consent. Upon withdrawal, a Dissenting Shareholder will have the same rights he or she had prior to signing and returning the appraisal notice and form in that he or she will be entitled only to receive the Merger Consideration as provided for in the Merger Agreement.

5. If a Dissenting Shareholder accepts BancGroup’s offer to pay the fair value of his or her shares of Class B common stock as set forth in the appraisal notice, payment will be made within 90 days of BancGroup’s receipt of the appraisal notice and form indicating the Dissenting Shareholder’s acceptance. If a Dissenting Shareholder is dissatisfied with BancGroup’s offer, the Dissenting Shareholder must include in his or her returned appraisal notice and form a demand for payment of that Dissenting Shareholder’s estimate of the fair value of the shares of Class B common stock plus interest. Interest will be calculated at the interest rate on judgments in Florida on the Effective Date of the Merger. Failure to include such demand in the returned appraisal notice and form will result in the Dissenting Shareholder being entitled only to receive the payment offered by BancGroup. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in his or her shares of Class B common stock.

6. If a Dissenting Shareholder makes demand for payment of his or her estimated fair value and the issue of fair value remains unsettled thereafter, then BancGroup, within 60 days after receipt of the written demand, will commence a proceeding and petition a court of competent jurisdiction in Polk County, Florida, to determine the fair value of such shares of Class B common stock and accrued interest.

7. If BancGroup fails to institute such proceeding within the above-prescribed period, any Dissenting Shareholder who has made a demand for payment may do so in the name of BancGroup. All Dissenting Shareholders whose demands remain unsettled will be deemed to be parties to the proceeding and will be served a copy of the initial pleading. In such proceeding, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. BancGroup will be required to pay each Dissenting Shareholder who is a party to the proceeding the amount found to be due within 10 days after a final determination in the proceeding. Upon payment of the judgment, the Dissenting Shareholder will cease to have any interest in his or her shares of Class B common stock.

8. The costs and expenses of the court proceeding will be determined by the court and will be assessed against BancGroup, except that all or any part of such costs and expenses may be apportioned and assessed against any Dissenting Shareholders who are parties to the proceedings if the court finds that such Dissenting Shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. Expenses include reasonable compensation for, and expenses of, appraisers appointed by the court. Additionally, the court may also assess the fees and expenses of counsel and experts for the respective parties against BancGroup if the court finds that it did not substantially comply with the requirements of Sections 607.1320 and 607.1322 of the FBCA, or, against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect the appraisal rights provided under the FBCA. If the court finds that the services of counsel for any Dissenting Shareholder were of substantial benefit to other Dissenting Shareholders similarly situated, and that fees for those services should not be assessed against BancGroup, the court may, in its discretion, award to such counsel reasonable fees to be paid out of the amounts awarded the Dissenting Shareholders who were benefited.

9. If a Dissenting Shareholder accepts BancGroup’s offer to pay the fair value of the shares of Class B common stock as set forth in the appraisal notice and BancGroup fails to make the required payment, the Dissenting Shareholder may sue directly for the amount owed, and to the extent successful, will be entitled to recover from BancGroup all costs and expenses of the suit, including counsel fees.

Any Dissenting Shareholder who perfects his or her right to be paid the value of his or her shares of Class B common stock will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See “Certain Federal Income Tax Consequences.”

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Resale of BancGroup Common Stock Issued in the Merger

The issuance of the shares of BancGroup common stock pursuant to the Merger (including any shares to be issued pursuant to C&C Options) has been registered under the Securities Act of 1933 (the “Securities Act”). As a result, shareholders of C&C who are not “affiliates” of C&C (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup common stock which they receive in connection with the Merger. Under the Securities Act, only affiliates of C&C are subject to restrictions on the resale of the BancGroup common stock which they receive in the Merger.

The BancGroup common stock received by affiliates of C&C (directors and executive officers) who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup common stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup common stock or the average weekly trading volume in BancGroup common stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former C&C affiliate has held the BancGroup common stock for at least one year. BancGroup common stock held by affiliates of C&C who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

C&C has provided BancGroup with the identity of those persons who may be deemed to be affiliates of C&C. C&C has obtained from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup common stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act.

Accounting Treatment

BancGroup will account for the Merger as a purchase transaction in accordance with generally accepted accounting principles. The purchase price will be assigned to the fair value of the net tangible and identifiable intangible assets acquired, with any amounts in excess thereof being assigned to “goodwill.” The valuation of intangibles, if any, will be made as of the Effective Date of the Merger. Qualifying intangibles, such as core deposit intangibles, will be amortized by charges to future earnings over their expected useful lives. The goodwill will be recognized and evaluated for impairment on an annual basis, or if circumstances arise in which it is more likely than not the fair value of the related reporting unit has been reduced. If such goodwill were to be deemed impaired, such impairment would be measured and any such amount would be charged against current earnings.

NYSE Listing of BancGroup Common Stock Issued in the Merger

Sales of BancGroup common stock to be issued in the Merger in exchange for shares of C&C common stock will be listed on the NYSE.

COMPARATIVE MARKET PRICES AND DIVIDENDS

BancGroup. BancGroup common stock is listed for trading on the NYSE under the symbol “CNB.” The following table indicates the high and low sales prices of the BancGroup common stock as reported on the NYSE and dividends paid since January 1, 2004.

	Price Per Share of Common Stock		Dividends Per Share
	High	Low
2004
First Quarter	$18.58	$16.52	$0.145
Second Quarter	18.28	16.78	0.145
Third Quarter	20.66	17.81	0.145
Fourth Quarter	22.45	20.53	0.145

2005
First Quarter	$21.47	$19.76	$0.1525
Second Quarter	23.20	20.15	0.1525
Third Quarter	23.65	22.23	0.1525
Fourth Quarter	25.74	21.58	0.1525

2006
First Quarter	$25.26	$23.69	$0.17
Second Quarter	26.97	24.59	0.17
Third Quarter	26.01	23.96	0.17
Fourth Quarter	25.97	23.53	0.17

2007
First Quarter	$26.80	$23.86	$0.1875
Second Quarter	25.43	23.49	0.1875
Third Quarter	25.50	19.30	0.1875
Fourth Quarter (though October 15, 2007)	22.47	20.75	—

C&C. C&C’s common stock is not traded on any public market. Therefore, the value of the stock can only be determined from prices paid in transactions known to management of C&C. The table below lists such transactions as management knows to have taken place.

	Price Per Share of Common Stock		Dividends Per Share
	High	Low
2004
First Quarter	$18.15	$18.15	$0.16
Second Quarter	18.15	18.15	0.08
Third Quarter	18.15	18.15	0.08
Fourth Quarter	18.15	18.15	0.08

2005
First Quarter	$19.51	$19.51	$0.16
Second Quarter	19.51	19.51	0.08
Third Quarter	19.51	19.51	0.08
Fourth Quarter	19.51	19.51	0.08

2006
First Quarter	$23.89	$23.89	$0.18
Second Quarter	23.89	23.89	0.08
Third Quarter	23.89	23.89	0.08
Fourth Quarter	23.89	23.89	0.08

2007
First Quarter	$25.18	$25.18	$0.18
Second Quarter	25.18	25.18	0.08
Third Quarter	25.18	25.18	0.08
Fourth Quarter (though October 15, 2007)	25.18	25.18	—

On July 17, 2007, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup common stock on the NYSE was $24.74 per share. The following table presents the market value per share of BancGroup common stock on that date, and the market value and equivalent per share value of C&C common stock on that date:

	BancGroup Common Stock(1)	C&C Common Stock(2)	Equivalent Price Per C&C Share(3)
Comparative Market Value	$24.74	$25.18	$38.93

(1)	Closing price as reported by the NYSE on July 17, 2007.
(2)	Price of last transaction on or prior to July 17 of which management is aware.
(3)	If the Merger had closed on July 17, 2007, and if the C&C shareholder had received the default consideration, then $19.51 and 0.785 shares of BancGroup common stock would have been exchanged for each share of C&C common stock.

BANCGROUP CAPITAL STOCK AND LONG TERM DEBT

BancGroup’s authorized capital stock consists of 400,000,000 shares of BancGroup common stock, par value $2.50 per share, 50,000,000 shares of preferred stock, $2.50 par value and 1,000,000 shares of preference stock, $2.50 par value per share. As of July 31, 2007, there were outstanding a total of 153,345,094 shares of BancGroup common stock. No shares of preferred stock or preference stock were issued and outstanding. Additionally, BancGroup had various issuances of long-term debt outstanding at June 30, 2007 summarized as follows and described more fully below, under BancGroup Debt.

June 30, 2007
(in thousands)
Variable rate subordinated debentures	$7,725
Subordinated notes	377,788
Junior subordinated debt	123,759
FHLB borrowings	2,406,254
Capital lease obligations	3,861

Total	$2,919,387

The following statements with respect to BancGroup common stock, preferred stock and preference stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the “BancGroup Certificate”), as amended, and Bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BancGroup Common Stock

Dividends. Subject to the rights of holders of preferred stock and/or preference stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup common stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup common stock are entitled to share ratably in such dividends.

Voting Rights. Each holder of BancGroup common stock has one vote for each share held on matters presented for consideration by the shareholders.

Preemptive Rights. The holders of BancGroup common stock have no preemptive rights to acquire any additional shares of BancGroup.

Issuance of Stock. The BancGroup Certificate authorizes the Board of Directors of BancGroup to issue authorized shares of BancGroup common stock without shareholder approval. However, BancGroup’s common stock is listed on the NYSE, which requires shareholder approval of the issuance of additional shares of BancGroup common stock under certain circumstances.

Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding preferred stock and/or preference stock.

Preferred Stock

The preferred stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or of the entire class of preferred stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preferred stock may have a preference over the BancGroup common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup. The preferred stock is available for possible financing, acquisition transactions, capital management and other general purposes, but BancGroup has undertaken not to use the preferred stock as an anti-takeover device.

Preference Stock

The preference stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preference stock (or of the entire class of preference stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preference stock may have a preference over the BancGroup common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup. The preference stock is available for possible financing, acquisition transactions, capital management and other general purposes, including being used as an anti-takeover device.

BancGroup Debt

In connection with the ASB Bancshares, Inc. acquisition on February 5, 1998, BancGroup issued $7,725,000 of variable rate subordinated debentures due February 5, 2008 (“1998 Debentures”). These variable rate subordinated debentures bear interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum).

On March 15, 1999, Colonial Bank issued $100 million of subordinated notes, due March 15, 2009, of which $56.7 million was outstanding at June 30, 2007. The notes qualify as Tier II capital, bear interest at 8.00% and are not subject to redemption prior to maturity.

On May 23, 2001, Colonial Bank issued $150 million in 9.375% subordinated notes due June 1, 2011, of which $56.8 million was outstanding at June 30, 2007. This debt qualifies as Tier II capital.

Effective December 7, 2005, Colonial Bank issued $125 million in new subordinated notes and exchanged $43.3 million of the March 1999 subordinated notes and $93.2 million of the May 2001 subordinated notes for new subordinated notes. The new notes are due December 1, 2015 and bear interest at 6.375%.

On September 16, 2003, BancGroup issued, through a special purpose trust, $100 million of trust preferred securities, representing $103 million in junior subordinated debt, that qualify as Tier I capital. The securities bear interest at 7.875% and are subject to redemption by BancGroup, in whole or in part, at any time on or after October 1, 2008 until maturity in October 2033.

In May 2004, BancGroup added $15 million in trust preferred securities, representing $15 million in junior subordinated debt, as part of the acquisition of P.C.B. Bancorp, Inc. These securities qualify as Tier I capital and bear interest at average rates of 3-month LIBOR plus 3.40% on $10 million and 3-month LIBOR plus 3.15% on $5 million. BancGroup may redeem $10 million, in whole or in part, on any March 26, June 26, September 26 or December 26 on or after September 26, 2007 until maturity in September 2032. BancGroup may redeem $5 million, in whole or in part, on any March 26, June 26, September 26 or December 26 on or after March 26, 2008 until maturity in March 2033.

In May 2005, BancGroup added $5 million in trust preferred securities, representing $5 million in junior subordinated debt, as part of the acquisition of FFLC Bancorp, Inc. These securities qualify as Tier I capital and bear interest at a rate of 3-month LIBOR plus 3.40%. The securities are subject to redemption by BancGroup, in whole or in part, on any March 26, June 26, September 26 or December 26 on or after September 26, 2007 until maturity in September 2032.

The subordinated debentures, notes, trust preferred securities and junior subordinated debt described above are subordinate to substantially all remaining liabilities of BancGroup.

Colonial Bank had long-term FHLB borrowings outstanding of $2.4 billion at June 30, 2007. These borrowings bear interest rates ranging from 3.33% to 5.46% and mature from 2008 to 2026. FHLB credit availability at June 30, 2007 was $477 million based on current collateral, which consists of 1-4 family residential, commercial real estate, home equity lines of credit, and second mortgage loans, along with specified mortgage-backed securities.

Colonial Bank had capital lease obligations outstanding of $3.9 million at June 30, 2007. These obligations bear interest at a weighted average rate of 6.00% and mature from 2008 to 2017.

Minority Interest/REIT Preferred Securities

In May 2007, CBG Florida REIT Corp. (Florida REIT), a Florida corporation, issued $300 million in fixed-to-floating rate perpetual non-cumulative preferred stock. The Florida REIT is an indirect subsidiary of BancGroup and Colonial Bank. The Florida REIT is qualified as a real estate investment trust under the Internal Revenue Code of 1986, as amended. The Florida REIT’s assets consist primarily of participation interests in mortgage loans secured by commercial property in the State of Florida originated by Colonial Bank.

Dividends on the preferred stock are payable as declared by the Florida REIT’s board of directors on a non-cumulative basis at an annual rate of 7.114% until May 15, 2012 and 3-month LIBOR plus 2.02% thereafter. Dividends will be payable semi-annually through May 15, 2012, and quarterly thereafter. The dividends are reflected, before tax, as minority interest expense in the Company’s consolidated statements of income.

The Florida REIT may, at its option and subject to certain restrictions, redeem the preferred stock in whole or in part, on May 15, 2012 and each fifth succeeding year thereafter.

Change in Control

Certain provisions of the BancGroup Certificate and the BancGroup Bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The BancGroup Board of Directors is authorized to issue BancGroup preference stock with such rights and privileges, including voting rights, as it may deem appropriate in order to enable BancGroup’s Board of Directors to prevent a change in control despite a shift in ownership of the BancGroup common stock. See “Preference Stock.” In addition, the power of BancGroup’s Board of Directors to issue additional shares of BancGroup common stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See “BancGroup Common Stock.” The following provisions also may deter any change in control of BancGroup.

Classified Board. BancGroup’s Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup’s Board of Directors is elected by shareholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 16 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

Business Combinations. Certain “Business Combinations” of BancGroup with a “Related Person” may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of “Voting Stock,” plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the continuing Directors of BancGroup approve such Business Combination. A “Related Person” is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup common stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup’s Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman, Chief Executive Officer and President of BancGroup, from the definition of Related Person. A “Continuing Director” is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup’s shareholders. As of February 20, 2007, the Board of Directors of BancGroup owned approximately 5.04% of the outstanding shares of BancGroup common stock.

Board Evaluation of Mergers. The BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup common stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

Director Authority. The BancGroup Certificate prohibits shareholders from calling special shareholders’ meetings and acting by written consent. It also provides that only BancGroup’s Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board of Directors to act by majority vote.

Bylaw Provisions. The BancGroup Bylaws provide that shareholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of shareholders’ meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholders’ meetings.

Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain “business combinations” (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup common stock (or one who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an “Interested Shareholder”), unless the Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person’s beneficial ownership interest reached 15% (a “Stock Acquisition”), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Shareholder if (i) the business combination is approved by BancGroup’s Board of Directors and authorized by an affirmative vote of at least two-thirds of the outstanding voting stock of BancGroup which is not owned by the Interested Shareholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, such shareholder owned at least 85% of the outstanding

BancGroup common stock (excluding BancGroup common stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at “Business Combinations,” but they are generally less restrictive than the BancGroup Certificate.

Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been given 60 days’ prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

COMPARATIVE RIGHTS OF SHAREHOLDERS

If the Merger is consummated, shareholders of C&C, a Florida corporation, may become holders of BancGroup common stock. BancGroup is a Delaware corporation. The rights of the holders of the C&C common stock who become holders of BancGroup common stock following the Merger, will be governed by the BancGroup Certificate and the BancGroup Bylaws, as well as the laws of Delaware.

The following summary compares the rights of the holders of C&C common stock with the rights of the holders of the BancGroup common stock. For a more detailed description of the rights of the holders of BancGroup common stock, including certain features of the BancGroup Certificate and the Delaware General Corporation Law (“DGCL”) that might limit the circumstances under which a change in control of BancGroup could occur, see “BancGroup Capital Stock and Long Term Debt.”

The following information is qualified in its entirety by the BancGroup Certificate and the BancGroup Bylaws, and the C&C Articles of Incorporation and Bylaws and the Florida Business Corporation Act (“FBCA”).

Director Elections

C&C. C&C’s directors are elected to terms of one year and are elected annually. There is no cumulative voting in the election of directors.

BancGroup. BancGroup’s directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See “BancGroup Capital Stock and Long Term Debt—Changes in Control—Classified Board.”

Removal of Directors

C&C. The C&C Bylaws provide that directors may be removed, with or without cause, by vote of the shareholders. Any director may be removed by the C&C Board with cause upon a vote of 3/4 of all directors.

BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

Voting

C&C. Each shareholder of Class B and C common stock is entitled to one vote for each share of such class held. Class A common stock is non-voting. Voting shareholders are not entitled to cumulative voting rights in the election of directors. No Class C common stock is currently outstanding.

BancGroup. Each shareholder of BancGroup is entitled to one vote for each share of BancGroup common stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

Preemptive Rights

C&C. Holders of C&C common stock do not have preemptive rights with respect to any shares of C&C common stock that may be issued.

BancGroup. The holders of BancGroup common stock have no preemptive rights to acquire any additional shares of BancGroup common stock or any other shares of BancGroup capital stock.

Directors’ Liability

C&C. The FBCA provides that a director of C&C will not have any liability by reason of being or having been a director of C&C if such director performs his duties as a director in good faith, in a manner the director reasonably believes to be in the best interests of C&C and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The FBCA provides that a director of C&C will have no personal liability to C&C or any other person for any act or omission taken by the director regarding corporate management or policy unless the director breached or failed to perform his or her duties as a director and such breach involved any of the following: (i) a violation of the criminal law unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit; (iii) the director voting for an unlawful distribution by C&C; (iv) in a derivative action or a shareholder action, it is shown that the director acted in conscious disregard of the best interest of the corporation or engaged in willful misconduct; or (v) in an action other than a derivative action or a shareholder action, it is shown that the director recklessly acted or failed to act, or acted or failed to act in a manner involving bad faith or a malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its shareholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional “duty of loyalty” to BancGroup and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

Indemnification

C&C. The FBCA permits a corporation to indemnify its directors, officers, employees and agents for expenses incurred by them by reason of their position with the corporation if the person has acted in good faith and with the reasonable belief that his or her conduct was in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, with no reasonable cause to believe his or her conduct was unlawful. The FBCA does not permit a corporation to indemnify persons in actions brought by or in the right of the corporation if the person is adjudged to be liable to the corporation (although it does permit indemnification in such situations if, any only to the extent, approved by the court in which such proceeding was brought or other court of competent jurisdiction). To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, that person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

C&C’s Bylaws generally provide that C&C shall indemnify persons against all liabilities incurred by such persons in connection with any brought or threatened proceeding in which such person is involved by reason of the fact that he or she is or was a director, officer, employee or agent of C&C to the fullest extent authorized by the FBCA, unless it is shown that the director in the performance of his or her duties acted with gross negligence, acted in bad faith and in a manner opposed to the best interests of C&C, or engaged in willful misconduct. Such indemnification includes advancement of his or her expenses (including attorneys’ fees) in defending such indemnifiable actions. C&C also maintains officers’ and directors’ insurance.

BancGroup. The BancGroup Certificate provides that directors, officers, employees and agents of BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

BancGroup maintains an officers’ and directors’ insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

Special Meetings of Shareholders; Action Without a Meeting

C&C. The C&C Bylaws provide that special meetings of the shareholders may be called by the Chairman of the Board of Directors, by the President, by the Board of Directors or upon written demand from the holders of at least 10 percent of all voting shares.

BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup’s shareholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup common stock may not call special meetings or act by written consent.

Mergers, Share Exchanges and Sales of Assets

C&C. The FBCA provides that mergers, share exchanges and sales of substantially all of the assets of a Florida corporation must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. As of the date of the C&C special shareholder meeting, only the Class A (non-voting) and Class B (voting) shares will be outstanding. Accordingly, a vote for the Merger by a majority of the outstanding Class B stock will constitute shareholder approval of the Merger.

BancGroup. The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the shareholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the Merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the Merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such common stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the Merger. See also

“BancGroup Capital Stock and Debentures—Changes in Control” for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup.

Amendment of Certificate of Incorporation and Bylaws

C&C. The C&C Articles of Incorporation provide that every amendment to the Articles of Incorporation must be approved by the Board of Directors, proposed by them to the shareholders, and approved at a shareholders’ meeting by the holders of the majority of shares entitled to vote thereon. C&C’s Bylaws provide that they may be amended by the shareholders at any annual or special meeting of the shareholders or by a vote of at least 4/5 of the Board of Directors. The Bylaws adopted by the shareholders cannot be amended by the Board.

BancGroup. Under the DGCL, a Delaware corporation’s Certificate of Incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate of Incorporation requires “super-majority” Shareholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate of Incorporation governing (i) the election or removal of directors, (ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See “BancGroup Capital Stock and Debentures—Changes in Control.”

As is permitted by the DGCL, the Certificate of Incorporation gives the Board of Directors the power to adopt, amend or repeal the BancGroup Bylaws. The shareholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

Rights of Dissenting Shareholders

C&C. See “Appraisal Rights” at Page 43.

BancGroup. Under the DGCL, a shareholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, “fair value” may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery, if a petition for appraisal is timely filed. Appraisal rights are not available, however, to shareholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup common stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 shareholders (as is BancGroup common stock), and (ii) shareholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 shareholders, (c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Shareholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its shareholders is required.

Preferred Stock

C&C. The C&C Articles of Incorporation authorize no preferred stock.

BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of preference stock and 50,000,000 of preferred stock from time to time by resolution of the Board of Directors of BancGroup. Currently, no shares either of preference stock or preferred stock are issued and outstanding. See “BancGroup Capital Stock and Long Term Debt—Preference Stock and Preferred Stock.”

Control Share Acquisitions

C&C. Section 607.0902 of the FBCA generally provides that certain shares of stock of a Florida corporation such as C&C which has not “opted out” of coverage by this section in the prescribed manner shall not have any voting rights. Shares of stock whose voting rights may be restricted would be those that, upon acquisition by a person or group of persons, when added to all other shares of the same class of stock owned by such person or group of persons, would entitle the holder thereof to exercise or direct the exercise of voting power within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; and (c) a majority of all voting power. Control shares acquired in a control-share acquisition have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the shareholders of the corporation.

BancGroup. For information with respect to provisions under BancGroup’s governing documents and the DGCL regarding provisions which may have the effect of presenting, discouraging or delaying any change in control of BancGroup, see “BancGroup Capital Stock and Long Term Debt—Change in Control.”

Transactions with Interested Persons

C&C. Section 607.0901 of the FBCA (the affiliated transaction provision) generally provides that an “affiliated transaction” with an “interested shareholder” must receive the approval of either a majority of the disinterested directors or a vote of 2/3 of the voting shares of disinterested shareholders or, if neither such approval is obtained, a “fair price” must be paid to the shareholders in the transaction. Generally, an “interested shareholder” is any person who is the beneficial owner of more than 10 percent of the outstanding voting shares of the corporation. Generally, a “disinterested director” is a person who became a director before the date on which an interested shareholder became an interested shareholder.

BancGroup. For information with respect to provisions under BancGroup’s governing documents and the DGCL regarding provisions which may have the effect of presenting, discouraging or delaying any change in control of BancGroup, see “BancGroup Capital Stock and Long Term Debt—Change in Control.”

Effect of the Merger on C&C Shareholders

As of October 8, 2007, C&C had 455 shareholders of record and 5,305,693 outstanding shares of common stock. As of February 20, 2007, there were 152,810,673 shares of BancGroup Common Stock outstanding held by approximately 9,288 shareholders of record.

Assuming that 5,305,693 shares of C&C common stock are outstanding on the Effective Date, an aggregate number of 4,164,969 shares of BancGroup common stock would be issued to the shareholders of C&C pursuant to the Merger. These shares would represent approximately 2.65% of the total shares of BancGroup common stock outstanding after the Merger, not counting any shares of BancGroup common stock to be issued in other transactions.

The issuance of BancGroup common stock pursuant to the Merger will reduce the percentage interest of BancGroup common stock currently held by each principal shareholder and each director and officer of BancGroup. Based upon the foregoing assumption, the directors and executive officers of BancGroup who owned approximately 5.39% of BancGroup’s outstanding shares as of February 20, 2007, would own approximately 5.25% after the Merger. See “BancGroup—Security Ownership of Management and Management Information.”

BANCGROUP

General

BancGroup is a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Act of 1956, as amended. Through its wholly-owned subsidiary, Colonial Bank, BancGroup conducts a general commercial banking business in the states of Alabama, Florida, Georgia, Nevada and Texas. At June 30, 2007, BancGroup had assets of $23.8 billion.

As of June 30, 2007, Colonial Bank had a total of 321 branches, with 90 branches in Alabama, 182 branches in Florida, 19 branches in Georgia, 15 branches in Nevada and 15 branches in Texas. Colonial Bank conducts a general commercial banking business in its respective service areas. Colonial Bank offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank also provides additional services to its markets through cash management services, electronic banking services, credit card and merchant services and financial planning services.

As of February 20, 2007, BancGroup had issued and outstanding 152,810,673 shares of BancGroup common stock with approximately 9,288 shareholders of record. Each such share is entitled to one vote. In addition, as of that date, 2,068,854 shares of BancGroup common stock were subject to issuance upon exercise of options pursuant to BancGroup’s stock option plans. There are currently 400,000,000 shares of BancGroup common stock authorized.

Security Ownership of Management and Management Information

Certain information regarding the biographies of the directors and executive officers of BancGroup, voting securities of principal shareholders, security ownership of management, executive compensation and related party transactions is included in (i) BancGroup’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006, at item 10, and (ii) BancGroup’s Proxy Statement for its 2007 Annual Meeting under the headings “Voting Securities of Principal Shareholders,” “Election of Directors,” “Compensation Discussion and Analysis,” “Compensation Committee Interlocks and Insider Participation,” and “Section 16(a) Beneficial Ownership Reporting Compliance,” at pages 3-11 and 13-32. BancGroup hereby incorporates such information by reference.

C&C

General

Citrus & Chemical Bancorporation, Inc., a Florida corporation (C&C), was organized in July 1979 and is a registered bank holding company under the Federal Reserve Act, for Citrus and Chemical Bank, a state chartered commercial bank in Polk County, Florida (“C&C Bank”). C&C’s principal asset is all of the capital stock of C&C Bank.

C&C Bank, was founded in 1954, and at June 30, 2007 had ten full service banking offices located in Polk County, and one loan production office located in Hillsborough County, Florida.

Through its ownership of C&C Bank, C&C is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by C&C Bank. As of June 30, 2007, C&C had total assets of approximately $876 million, net loans of approximately $514 million, total deposits of approximately $727 million, and shareholders’ equity of approximately $61 million. Unless the context otherwise requires, references herein to C&C include C&C and its subsidiaries on a consolidated basis.

The business of C&C Bank consists of attracting deposits from the general public in its primary service area and applying those deposits, together with funds derived from other sources, to the origination of a variety of commercial, consumer and real estate loans. The revenues of C&C Bank are derived primarily from interest on, and fees received in connection with, their lending activities and from interest and dividends from investment securities and short-term investments. The principal expenses of the banks are the interest paid on deposits and operating, general and administrative expenses.

C&C Bank offers a broad range of commercial, consumer, and real estate loans, and provides a variety of corporate and personal banking services to individuals, businesses, and other institutions located in its market area. The Bank is a full-service commercial bank and exercises trust powers with total trust related assets in excess of $90 million. The Bank offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, NOW accounts, individual retirement accounts, regular interest-bearing statement savings accounts and certificates of deposit. All deposit accounts are insured by the FDIC up to the maximum limits permitted by law.

C&C Bank is subject to examination and comprehensive regulation by the Florida Department of Banking and Finance and the FDIC. As is the case with banking institutions generally, the bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the FDIC and the Federal Reserve Board.

Market Areas

The primary service area for each branch encompasses the area within a three-mile radius of the branch. In addition, each branch services customers outside its primary service area, but generally within the surrounding communities. Management believes that the banks’ principal markets have been established small businesses and professionals, and the expanding residential market, in the branches’ primary service areas.

Competition

C&C Bank encounters strong competition both in attracting deposits and in the origination of loans. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as the availability of nationwide interstate banking has created a highly competitive environment for financial service providers in the bank’s primary service area. In one or more aspects of their business, the bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in its market areas and elsewhere. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the bank does not provide. In addition, many of C&C’s and the bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and state chartered and federally insured banks.

Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.

Employees

At June 30, 2007, C&C employed 203 full-time and 16 part-time employees.

Locations

C&C and C&C Bank uses the following locations to conduct its business.

Bartow: 600 N. Broadway Avenue Bartow, FL 33830-3804	Winter Haven: 250 Magnolia Avenue SW Winter Haven, FL 33880-2901	Cypress Gardens: 5860 Cypress Gardens Blvd. Winter Haven, FL 33884-4115

Edgewood: 3115 U.S. Highway 98 South Lakeland, FL 33803-8364	Downtown Lakeland: 114 North Tennessee Avenue Lakeland, FL 33801-4659	Oakbridge: 3350 Harden Blvd. Lakeland, FL 33803

Christina: 6150 South Florida Avenue Lakeland, FL 33813-3301	Foxwood: 4420 U.S. Highway 98 North Lakeland, FL 33809-0401	Brandon: 330 Pauls Drive, Suite 225 Brandon, FL 33511

Fort Meade: 8 North Charleston Avenue Fort Meade, FL 33841-3312	Springlake: 938 Havendale Blvd N.W. Winter Haven, FL 33881-1353

Legal Proceedings

From time to time C&C and C&C Bank are involved in routine litigation incidental to the conduct of their businesses. C&C does not believe that any pending litigation will have a material adverse effect on its consolidated financial position or results of operations.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of October 8, 2007, with respect to the beneficial ownership of C&C’s common stock by (i) each person known to be the beneficial owner of more than 5% of any class of C&C’s common stock, (ii) each director or director nominee of C&C, (iii) each named executive of C&C, and (iv) all directors and executive officers of C&C as a group. Shares of Class A and Class B common stock issued upon the termination of the C&C Employee Stock Ownership Plan on September 30, 2007 are included in the number of shares held and the number of shares outstanding. Except as set forth in the footnotes to this table and subject to applicable community property laws, each beneficial owner named in the table has sole voting and investment power with respect to the shares beneficially owned by them.

	Class A Common Shares Beneficially Owned(1)		Class B Common Shares Beneficially Owned(2)		Percent of Combined Classes(6)
Name of Beneficial Owner	Number of Shares(3)	Percent of Class(4)	Number of Shares(3)	Percent of Class(5)
5% Stockholders:
William S. Harris (7)(8)	399,927	8.33%	—	—	7.54%
Edward F. Koren, Trustee (9)(10)	1,262,878	26.32%	—	—	23.80%
Harriett G. Harris (8)(11)	558,216	11.63%	244,778	48.28%	15.13%

Directors and Executive Officers (12):
Douglas G. Small (13)	44,863	*	2,984	*	*
Robert P. Kenney (14)	51,168	1.06%	4,947	*	1.05%
Samuel W. Hart (15)	18,985	*	109	*	*
Robert Loftin (16)	18,913	*	101	*	*
Jeffrey D. Hoch (17)	39,595	*	2,177	*	*
J. Michael Crowell (18)	31,769	*	1,641	*	*
Ronald C. Atkinson	14,386	*	—	—	*
Jack P. Brandon (19)	18,959	*	1,500	*	*
Jordon J. Corbett (20)	25,609	*	2,077	*	*
Paul E. Coury, M.D. (21)	45,812	*	4,188	*	*
Bob Crawford	10,601	*	—	—	*
Kay Harris Fields	199	*	—	—	*
James C. Franklin Jr. (22)	14,520	*	1,488	*	*
George W. Harris, III (23)	14,434	*	1,650	*	*
D. Burke Kibler III	29,831	*	2,854	*	*
Robert L. Krieger (24)	1,998	*	—	—	*
William Mutz	199	*	—	—	*
Robert G. Stokes (25)	151,342	3.15%	17,277	3.41%	3.18%
Carl J. Strang Jr.	34,137	*	2,088	*	*
Donald H. Wilson Jr.	7,962	*	—	—	*
All directors and executive officers as a group (20 persons) (26)	575,282	11.70%	45,081	8.88%	11.43%

*	Represents less than 1% of class or combined classes.
(1)	Class A common stock does not have voting power.
(2)	Percentage ownership of Class B common stock denotes voting power.
(3)	Shares of common stock subject to options currently exercisable or exercisable within 60 days of October 8, 2007 are deemed to be outstanding for the purposes of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for the purpose of computing the percentage of ownership by any other person.
(4)	Based on 4,798,746 shares of Class A common stock issued and outstanding as of October 8, 2007.

(5)	Based on 506,947 shares of Class B common stock issued and outstanding as of October 8, 2007.
(6)	Based on 5,305,947 shares of common stock issued and outstanding as of October 8, 2007.
(7)	All shares held by the Harris Family 2002 Trust dated November 11, 2002 as to which Mr. Harris, as trustee, has sole voting and dispositive power. Mr. Harris disclaims beneficial ownership of the shares held by the foregoing trust except to the extent of his pecuniary interest therein.
(8)	The address of the beneficial owner identified is 1990 El Paso, Bartow, FL 33830.
(9)	Includes 233,397 shares of Class A common stock held by the Harriett G. Harris 2006 Grantor Retained Annuity Trust dated February 28, 2006 as to which Mr. Koren, as trustee, has sole voting and dispositive power; 132,050 shares of Class A common stock held by the Harriett G. Harris 2006 Grantor Retained Annuity Trust II dated March 29, 2006 as to which Mr. Koren, as trustee, has sole voting and dispositive power; and 897,431 shares of Class A common stock held by the Harriett G. Harris 2007 Grantor Retained Annuity Trust dated April 4, 2007 as to which Mr. Koren, as trustee, has sole voting and dispositive power. Mr. Koren disclaims beneficial ownership of the shares held by the foregoing trusts except to the extent of his pecuniary interest therein.
(10)	The address of the beneficial owner identified is P.O. Box 32092, Lakeland, FL 33802.
(11)	Includes 529,974 shares of Class A common stock and 71,500 shares of Class B common stock held as personal representative of the estate of George W. Harris, Jr. as to which Mrs. Harris has sole voting and dispositive power; 170,140 shares of Class B common stock held jointly with the estate of George W. Harris, Jr. as to which Mrs. Harris has sole voting and dispositive power; and 21,762 shares of Class A common stock and 2,418 shares of Class B common stock held by the Ben Hill Griffin, Jr. Revocable Inter Vivos Trust #1 f/b/o Mrs. Harris as to which Mrs. Harris has sole voting and dispositive power.
(12)	Douglas G. Small, Chief Executive Officer of C&C, and Robert Loftin, Chief Operating Officer of C&C, and each of the directors of C&C have executed a voting agreement with BancGroup in connection with the Merger Agreement.
(13)	Held by Pershing LLC f/b/o an IRA. Includes 18,000 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days.
(14)	Includes 15,130 shares of Class A common stock and 1,832 shares of Class B common stock held jointly with a spouse; 17,000 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days; and 3,582 shares of Class A common stock and 398 shares of Class B common stock held by Pershing LLC f/b/o an IRA.
(15)	Includes 16,000 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days.
(16)	Includes 18,000 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days.
(17)	Held jointly with a spouse. Includes 24,500 shares of Class A common stock and 500 shares of Class B common stock that may be acquired pursuant to stock options exercisable within 60 days.
(18)	Held jointly with a spouse. Includes 17,000 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days.
(19)	Includes 3,200 shares of Class A common stock held jointly with a spouse.
(20)	Includes 6,993 shares of Class A common stock and 777 shares of Class B common stock held jointly with a spouse; and 4,800 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days.
(21)	Includes 12,180 shares of Class A common stock and 500 shares of Class B common stock held pursuant to the Paul E. Coury Revocable Trust Agreement dated March 18, 1999 under which Dr. Coury, as trustee, has sole voting and dispositive power; and 33,632 shares of Class A common stock and 3,688 shares of Class B common stock held by the Nellie M. Coury Revocable Trust dated March 18, 1999, as to which Dr. Coury, as trustee, has sole voting and dispositive power.
(22)	All shares held by the James C. Franklin, Jr. Revocable Living Trust dated February 20, 2001 as to which Mr. Franklin, as trustee, has sole voting and dispositive power.
(23)	Includes 3,200 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days.

(24)	Includes 1,600 shares of Class A common stock that may be acquired pursuant to stock options exercisable within 60 days.
(25)	Includes 45,000 shares of Class A common stock and 5,000 shares of Class B common stock held by Stokes Groves Inc. Mr. Stokes, together with family, owns a 100% interest in Stokes Groves Inc.
(26)	Includes 120,100 shares of Class A common stock and 500 shares of Class B common stock that may be acquired pursuant to stock options exercisable within 60 days.

Transactions with Related Persons

C&C and C&C Bank have done business with in the past, and expect to continue to do business with, certain companies and law firms which are affiliated with C&C directors. These relationships include the following:

•	James C. Franklin, Jr. is Chairman of the Board of a firm that acts as an agency for various insurance carriers who insure C&C

•	Ronald C. Atkinson is a principal of a certified public accounting firm which performs internal audits for C&C

•

Jack P. Brandon, D. Burke Kibler, III, Donald H. Wilson, Jr. and Robert G. Stokes are affiliated with law firms which, from time to time, provide legal services to C&C. D. Burke Kibler, III, the Chairman of the Board of C&C, is a partner in Holland & Knight LLP. C&C retained Holland & Knight LLP as special counsel in connection with this merger transaction with BancGroup.

•	Robert L. Krieger owns a company that has performed electrical contracting work for C&C

Management of C&C believes that these arrangements are at least as favorable to C&C as that which might be negotiated with unaffiliated parties for similar arrangements and transactions.

Certain directors and officers of C&C and C&C Bank and their affiliated entities are customers of and have transactions with C&C Bank in the ordinary course of their business. Including in such transactions are loans and commitments from C&C Bank, all of which are made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavorable features.

ADJOURNMENT OF SPECIAL MEETING

Approval of the Agreement by C&C shareholders requires the affirmative vote of at least a majority of the outstanding voting shares of C&C common stock. In the event there are an insufficient number of shares of C&C common stock present in person or by proxy at the Special Meeting to approve the Agreement, the C&C Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as “no” votes. However, an abstention or a broker non-vote has the same effect as a “no” vote. If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

The effect of any such adjournment would be to permit C&C to solicit additional proxies for approval of the Agreement. Such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Agreement.

OTHER MATTERS

The Board of Directors of C&C is not aware of any business to come before the Special Meeting other than the matter described above in this Proxy Statement-Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of C&C.

SHAREHOLDER PROPOSALS

Date for Submission of Shareholder Proposals

In order to be eligible for inclusion in BancGroup’s proxy solicitation materials for its 2008 annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at BancGroup’s corporate headquarters at 100 Colonial Bank Boulevard, Montgomery, Alabama 36117, no later than 120 calendar days in advance of the date of March 19, 2008 (November 21, 2007), for inclusion in the proxy or information statement relating to the 2008 annual meeting.

LEGAL MATTERS

Certain legal matters regarding the shares of BancGroup common stock offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Montgomery, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a member. Such firm received fees for legal services performed in 2006 of approximately $4,368,000. John C. H. Miller, Jr. beneficially owned 41,220 shares of BancGroup common stock as of February 20, 2007. In addition to his directors fees, Mr. Miller also received employee-related compensation from BancGroup in 2006 of $41,000 and the personal use of the company aircraft valued at $23,152 (using the incremental cost methodology).

EXPERTS

The consolidated financial statements of The Colonial BancGroup, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of The Colonial BancGroup, Inc. for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION AND

INFORMATION INCORPORATED BY REFERENCE

BancGroup files reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning BancGroup at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review BancGroup’s electronically filed reports, BancGroup’s proxy and information statements on the SEC’s Internet site at http://www.sec.gov. BancGroup’s electronically filed reports, proxy and information statements are also available on its Internet website at http://www.colonialbank.com. BancGroup’s common stock is quoted on the New York Stock Exchange under the symbol “CNB”. BancGroup’s reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

BancGroup has filed a registration statement on Form S-4 with the SEC covering the common stock. This Proxy Statement-Prospectus, which forms a part of the registration statement on Form S-4, does not contain all of the information included in the registration statement on Form S-4. For further information about BancGroup and its common stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

The SEC allows BancGroup to “incorporate by reference” the information they file with the SEC. This permits BancGroup to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this Proxy Statement-Prospectus, and information that BancGroup files later with the SEC will automatically update and supersede this information. BancGroup incorporates by reference:

•	its Annual Report on Form 10-K for the year ended December 31, 2006;

•	its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•	its description of the current management and Board of Directors contained in BancGroup’s Proxy Statement for its 2007 Annual Meeting, which was filed on or around March 19, 2007;

•

its Current Reports on Form 8-K filed on January 23, 2007, February 26, 2007, March 27, 2007, April 19, 2007 (as amended by its Form 8-K/A filed on April 23, 2007), May 29, 2007, June 11, 2007 and July 18, 2007;

•	a description of its common stock, $2.50 par value per share, contained in BancGroup’s Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995; and

•

any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 after the date of this Proxy Statement-Prospectus and prior to the Special Meeting.

You may request a copy of these filings at no cost by writing or telephoning BancGroup at the following address:

David B. Byrne, Jr.

Secretary

The Colonial BancGroup, Inc.

100 Colonial Bank Boulevard

Montgomery, Alabama 36117

(334) 676-5000

With respect to the offering of BancGroup common stock, you should rely only on the information incorporated by reference or provided in this Proxy Statement-Prospectus. BancGroup has not authorized anyone else to provide you with different information. BancGroup is not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement-Prospectus is accurate as of any date other than the date on the front of this Proxy Statement-Prospectus or a date specifically referenced herein. With respect to your consideration of the Agreement, you may also review the selected financial data that C&C provides to its shareholders on an annual basis following the end of each calendar year.

PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF C&C PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO C&C PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and between

THE COLONIAL BANCGROUP, INC.

and

CITRUS & CHEMICAL BANCORPORATION, INC.

dated as of

July 17, 2007

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 17th day of July, 2007, by and between CITRUS & CHEMICAL BANCORPORATION, INC. (“Acquired Corporation”), a Florida corporation, and THE COLONIAL BANCGROUP, INC. (“BancGroup”), a Delaware corporation.

WITNESSETH

WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Citrus & Chemical Bank (referred to herein as the “Bank”), with its principal office in Bartow, Florida; and

WHEREAS, BancGroup is a bank holding company with a Subsidiary bank, Colonial Bank, N.A., operating in Alabama, Florida, Georgia, Nevada, and Texas; and

WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a “reorganization” within the meaning of section 368(a) of the Code, as defined herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

ARTICLE 1

NAME

1.1 Name. The name of the corporation resulting from the Merger shall be “The Colonial BancGroup, Inc.”

ARTICLE 2

MERGER—TERMS AND CONDITIONS

2.1 Applicable Law. At the Effective Time, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the “Resulting Corporation” whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the Delaware General Corporation Law (the “DGCL”), and the applicable provisions of the Florida Business Corporation Act (the “FBCA”). The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

2.2 Corporate Existence. As of the Effective Time, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation as of the Effective Time, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, immediately prior to the Effective Time.

2.3 Articles of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Time.

2.4 Resulting Corporation’s Officers and Board. The board of directors and the officers of the Resulting Corporation as of the Effective Time shall consist of those persons serving in such capacities of BancGroup as of the Effective Time.

2.5 Shareholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Shareholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, and the satisfaction of such other conditions as set forth herein, the Merger shall become effective thereafter as soon as commercially reasonable in the manner provided in section 2.7.

2.6 Further Acts. If, at any time after the Effective Time, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of the Merger and this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper instruments, deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action as may be necessary to effect the terms of this Agreement and Plan of Merger.

2.7 Effective Time and Closing. The Merger shall become effective as of the later of the date and time the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware and the Articles of Merger are accepted for filing by the Florida Department of State (such time being herein called the “Effective Time”). Assuming all other conditions stated in this Agreement have been or will be satisfied or waived as of the Closing, the Closing shall take place at the offices of Miller, Hamilton, Snider & Odom, L.L.C., 100 Colonial Bank Boulevard, Suite B101, Montgomery, Alabama on a date specified by BancGroup and agreeable to Acquired Corporation that shall be as soon as commercially reasonable after the later to occur of the Shareholder Meeting or all required regulatory approvals (including waiting periods) under Section 8.2, or at such other place and time that the Parties may mutually agree.

2.8 Merger of Subsidiary Bank. BancGroup and Acquired Corporation anticipate the possibility that after the Effective Time, the Bank will merge with and into Colonial Bank, N.A., BancGroup’s Subsidiary bank (the “Bank Merger”). The exact timing and structure of the Bank Merger have not been finalized at this time, and BancGroup in its discretion will determine if such Bank Merger shall proceed and will finalize such timing and structure at a later date. Acquired Corporation will reasonably cooperate with BancGroup in consummating the Bank Merger, including the calling of any special meetings of the board of directors of the Bank and the filing of any regulatory applications, at BancGroup’s sole cost and expense.

ARTICLE 3

CONVERSION OF ACQUIRED CORPORATION STOCK

3.1 Conversion of Acquired Corporation Stock.

(a)(i) At the Effective Time, and subject to sections 3.1(a)(ii), 3.1(a)(iii), 3.1(a)(iv), and 3.3, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation’s shareholders (“Acquired Corporation Stock”), shall be converted into the right to receive shares of BancGroup Common

Stock and/or cash (the “Merger Consideration”) as specified below. Each outstanding share of Acquired Corporation Stock at the Effective Time shall be converted into the right to receive either (A) 1.57 shares (subject to section 3.3 hereof) of BancGroup Common Stock or (B) $39.02 in cash in accordance with sections 3.1(a)(ii), (iii) and (iv) of this Agreement.

(ii) A holder of Acquired Corporation Stock may, prior to the Shareholders Meeting, file a written election form (an “Election Form”) with the Acquired Corporation specifying whether such holder prefers to have the Merger Consideration paid to such holder in shares of BancGroup Common Stock only, cash only, or any proportion of cash and whole shares of BancGroup Common Stock that such holder desires to receive, subject to the limitation on cash and share consideration in sections 3.1(a)(iii) and (iv) of this Agreement.

(iii) Notwithstanding section 3.1(a)(ii) of this Agreement and notwithstanding any elections made pursuant to the Election Forms, the aggregate amount of cash to be distributed in the Merger for Acquired Corporation Stock shall be the amount of 50% of the number of shares of outstanding Acquired Corporation Stock at the time of the Closing times $39.02 (the “Cash Consideration”) (approximately $102,875,195 assuming 5,272,947 shares of Acquired Corporation Stock are outstanding at the time of the Closing) even if the aggregate amount of cash elected by stockholders (the “Aggregate Cash Amount”) is less than or exceeds the Cash Consideration. Notwithstanding section 3.1(a)(ii) of this Agreement and notwithstanding any elections made pursuant to the Election Forms, the aggregate number of shares of BancGroup Common Stock to be distributed in the Merger shall be 50% of the number of shares of the outstanding Acquired Corporation Stock at the time of the Closing times 1.57 (the “Stock Consideration”) (approximately 4,139,263 shares of BancGroup Common Stock assuming 5,272,947 shares of Acquired Corporation Stock are outstanding at the time of the Closing), even if the aggregate number of shares of BancGroup Common Stock elected by stockholders (the “Aggregate Stock Amount”) is less than or exceeds the Stock Consideration. If the aggregate of all Acquired Corporation shareholders’ Cash Elections (or Stock Elections) exceeds the Cash Consideration (or the Stock Consideration), the Merger Consideration distributable to each holder of Acquired Corporation Stock shall be adjusted by taking the following steps: (1) determine the amount by which the Aggregate Cash Amount (or Aggregate Stock Amount) exceeds the Cash Consideration (or Stock Consideration); (2) reduce the amount of cash (or BancGroup Common Stock) that each such Shareholder who elects, or is deemed to elect, cash (or BancGroup Common Stock) will receive on a pro rata basis until the Aggregate Cash Amount (or the Aggregate Stock Amount) is equal to the Cash Consideration (or the Stock Consideration) (the aggregate amount of this reduction shall be referred to as the “Excess Election”); (3) determine the number of shares of Acquired Corporation Stock that each Acquired Corporation Shareholder’s pro rata portion of the Excess Election represents (which will be the pro rata portion of the Excess Election divided by $39.02 in the case of a Cash Excess Election (or the pro-rata portion of the Excess Election divided by 1.57 in the case of a BancGroup Common Stock Excess Election)); (4) increase such Shareholder’s stock (or cash) component of such Shareholder’s Merger Consideration by 1.57 shares of BancGroup Common Stock (or $39.02) for each share of Acquired Corporation Stock determined in step (3) above.

(iv) Elections made shall apply to all shares of record of Acquired Corporation Stock held immediately prior to the Effective Time by a record holder making the election. If an Acquired Corporation shareholder does not submit an Election Form, then such holder shall be deemed to have elected to receive $19.51 in cash and 0.785 shares of BancGroup Common Stock for each share of Acquired Corporation Stock as his or her portion of the Merger Consideration. Interest will not be paid on any cash to be paid as part of the Merger Consideration.

(b) Promptly after the execution of this Agreement, the Board of Directors of Acquired Corporation shall pass resolutions effecting the following:

(i) any unvested options to purchase Acquired Corporation Stock (“Acquired Corporation Options”) shall become vested and exercisable as of the Closing; and

(ii) all outstanding Acquired Corporation Options shall be exercised at the Effective Time for cash as described in subparagraph (c) of this Section 3.1.

(c) All Acquired Corporation Options shall be exercised at the Effective Time through a cashless exercise with such exercised stock being exchanged for cash payable on or within five (5) business days after the Effective Time. As a result of this cashless exercise, the amount of cash to be received shall be determined by calculating the difference between (i) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her Acquired Corporation Options times $39.02 less (ii) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her Acquired Corporation Options times the exercise price per share (as determined pursuant to the applicable stock option plan and stock option agreement of the Acquired Corporation). In the event that the exercise prices of all Acquired Corporation Options are not the same, the above calculation shall be made for each series of options. The amount of cash paid to holders of Acquired Corporation Options shall not be considered as part of the Cash Consideration.

3.2 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the fractional interest times $24.85 per share.

3.3 Adjustments. In the event that prior to the Effective Time BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted.

3.4 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Time shall continue to be issued and outstanding shares of the Resulting Corporation.

3.5 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the FBCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment for such holder’s shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section 3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

3.6 Election and Exchange Procedures. Each holder of record of shares of the Acquired Corporation Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article 3, to submit an election and exchange his or her Acquired Corporation stock certificates (the “Acquired Corporation Stock Certificates”) in accordance with the following procedures:

(a) The Election. Each Holder may specify in a request made in accordance with the provisions of this Section 3.6 (herein called an “Election”) (i) the number of shares of Acquired Corporation Stock owned by such Holder with respect to which such Holder desires to receive a portion of the Stock Consideration (a “Stock Election”) and (ii) the number of shares of Acquired Corporation Stock owned by such Holder with respect to which such Holder desires to receive a portion of the Cash Consideration (a “Cash Election”).

(b) Form of Election. BancGroup shall prepare a form reasonably acceptable to the Acquired Corporation (the “Form of Election”) which shall be mailed to the Acquired Corporation’s stockholders (voting and non-voting) so as to permit the Acquired Corporation’s stockholders to exercise their right to make an Election prior to the Election Deadline (as defined in Section 3.6(d)).

(c) Distribution of Forms of Election. BancGroup shall make the Form of Election initially available at the time that the Proxy Statement (as defined herein) is made available to the stockholders of the Acquired Corporation, to such stockholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of the Acquired Corporation who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election be made available for the first time less than twenty (20) calendar days prior to the Election Deadline.

(d) Proper Election and Exchange Agent. Any Election shall have been made properly only if the Person authorized to receive the Elections and to act as Exchange Agent under this Agreement (the “Exchange Agent”) shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by Acquired Corporation Stock Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Acquired Corporation Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by BancGroup, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. on the date that is the day prior to the date of the Acquired Corporation Stockholder Meeting. If BancGroup or the Exchange Agent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Acquired Corporation Stock, such Election shall be deemed to be not in effect, and the shares of Acquired Corporation Stock covered by such Election shall, for purposes hereof, be treated as if no Election had been made, unless a proper Election is thereafter timely made.

(e) Modification and Revocation of Form of Election. Any Acquired Corporation stockholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election or by withdrawal prior to the Election Deadline of his or her Acquired Corporation Stock Certificate, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by BancGroup or the Acquired Corporation that this Agreement has been terminated in accordance with Article 13, and Acquired Corporation Stock Certificates shall be promptly returned to the Acquired Corporation’s Stockholders.

(f) Proper Designation and Taxes. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name an Acquired Corporation Stock Certificate so surrendered is registered, it shall be a condition to such payment that such Acquired Corporation Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such Acquired Corporation Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. The Exchange Agent or BancGroup shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of BancGroup Common Stock) and from payments made to holders of Acquired Corporation Options otherwise payable pursuant to this Agreement to any holder of Acquired Corporation Stock or of Acquired Corporation Options such amounts as the Exchange Agent or BancGroup, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or BancGroup, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Acquired Corporation Stock or of Acquired Corporation Options in respect of whom such deduction and withholding was made by the Exchange Agent or BancGroup, as the case may be.

(g) Power of Determination. BancGroup, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the issuance and delivery of BancGroup Stock Certificates into which shares of Acquired Corporation Stock are converted in the Merger and (B) the method of payment for shares of Acquired Corporation Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of BancGroup Common Stock where the holder of the applicable Acquired Corporation Stock Certificate has no right to receive whole shares of BancGroup Common Stock.

(h) Exchange Procedures. Within five (5) Business Days after the Effective Time, the Resulting Corporation shall cause the Exchange Agent to mail to each holder of an Acquired Corporation Certificate (who has not previously submitted his Acquired Corporation Certificate): (i) a letter of transmittal (“Letter of Transmittal”) which shall specify that delivery shall be effected and risk of loss and title to the Acquired Corporation Certificates shall pass only upon delivery of the Acquired Corporation Certificates to the Exchange Agent and which Letter of Transmittal shall be in customary form and have such other provisions as BancGroup or the Resulting Corporation, as the case may be, may reasonably specify and (ii) instructions for effecting the surrender of such Acquired Corporation Certificates in exchange for the Merger Consideration. Upon surrender of an Acquired Corporation Certificate to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Acquired Corporation Certificate shall be entitled to receive in exchange therefor, and Resulting Corporation shall instruct Exchange Agent to transmit as promptly as commercially practicable, (i) one or more shares of BancGroup Common Stock (which may be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to this Agreement and (ii) a check for any cash portion of the Merger Consideration and for the cash that such holder has the right to receive pursuant to this Agreement, including cash in lieu of any fractional shares of BancGroup Common Stock and dividends and other distributions required or permitted by this Agreement. No interest will be paid or will accrue on any cash payable for the cash portion of the Merger Consideration. In the event of a transfer of ownership of Acquired Corporation Stock which is not registered in the transfer records of Acquired Corporation, one or more shares of BancGroup Common Stock evidencing, in the aggregate, the proper number of shares of BancGroup Common Stock and a check for the cash portion of the Merger Consideration, the cash in lieu of any fractional shares of BancGroup Common Stock and any dividends or other distributions to which such holder is entitled pursuant to this Agreement, may be issued with respect to such Acquired Corporation Stock to such a transferee if the Acquired Corporation Certificate representing such shares of Acquired Corporation Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(i) No Further Ownership Rights in Acquired Corporation Stock. All shares of BancGroup Common Stock issued and cash paid upon conversion of shares of Acquired Corporation Stock in accordance with the terms of this Article 3 (including any cash paid pursuant to this Agreement) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Acquired Corporation Stock. Until surrendered as contemplated by this Section 3.6, each Acquired Corporation Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any dividends or distributions to which a holder of Acquired Corporation Stock on or prior to the Effective Time is entitled to receive under this Agreement.

(j) No Liability. None of BancGroup, the Acquired Corporation, the Resulting Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(k) Lost Certificates. If any Acquired Corporation Certificate shall have been lost, stolen, destroyed, upon the making of an affidavit of that fact by the Person claiming such Acquired Corporation Certificate to be lost, stolen, or destroyed and, if required by the Resulting Corporation that posting by such Person of a bond in such reasonable amount as the Resulting Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Acquired Corporation Certificate the applicable Merger Consideration with respect to the shares of Acquired Corporation Stock formerly represented thereby, any cash in lieu of fractional shares of BancGroup Common Stock, and unpaid dividends and distributions on shares of BancGroup Common Stock deliverable in respect thereof, in each case, pursuant to this Agreement.

(l) Stock Transfer Books. The stock transfer books of the Acquired Corporation shall be closed immediately at the Effective Time and there shall be no further registration of transfers of shares of Acquired Corporation Stock thereafter on the records of Acquired Corporation. On or after the Effective Time, any Acquired Corporation Certificates presented to the Exchange Agent or the Resulting Corporation for any reason shall be converted into the Merger Consideration with respect to the shares of Acquired Corporation Stock formerly represented thereby, any cash in lieu of fractional shares of BancGroup Common Stock to which the holders thereof are entitled pursuant to this Agreement and any dividends or other distributions to which the holders thereof are entitled pursuant to this Agreement.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

No representation or warranty contained in this Article 4 shall be deemed untrue or incorrect, and BancGroup shall not be deemed to have breached a representation or warranty as a consequence of the existence or absence of any fact, event or circumstance, unless such fact, event or circumstance is not set forth in BancGroup’s disclosure schedules to this Agreement and, whether individually or in the aggregate with all other facts, events or circumstances that have not been set forth in BancGroup disclosure schedules to this Agreement, has had or is reasonably likely to have a Material Adverse Effect. Except as disclosed in any BancGroup disclosure schedule to this Agreement, BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect. BancGroup is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended.

4.2 Capital Stock.

(a) The authorized capital stock of BancGroup consists of (i) 400,000,000 shares of Common Stock, $2.50 par value per share, of which as of March 31, 2007, 156,662,992 shares were validly issued and 152,954,381 were outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans), (ii) 50,000,000 shares of Preferred stock, $2.50 par value per share, none of which are issued and outstanding, and (iii) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

(b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Significant Subsidiary (as defined in Section 1-02 of Regulation S-X under the Securities Act of 1933, as amended) is wholly owned, directly or indirectly, by BancGroup.

4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup:

(i) Consolidated statements of condition as of December 31, 2005, December 31, 2006, and March 31, 2007;

(ii) Consolidated statements of income for each of the three years ended December 31, 2006, and for the three months ended March 31, 2007;

(iii) Consolidated statements of cash flows for each of the three years ended December 31, 2006, and for the three months ended March 31, 2007; and

(iv) Consolidated statements of changes in shareholders’ equity for each of the three years ended December 31, 2006, and for the three months ended March 31, 2007.

All such financial statements are in all Material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated unless otherwise stated, all as more particularly set forth in the notes to such statements. Each of the consolidated statements of condition presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup and its Subsidiaries did not have, as of the dates of such balance sheets, any Material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The consolidated statements of income, cash flows and changes in shareholders’ equity present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the three months ended March 31, 2007, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

(b) All Tax returns required to be filed by or on behalf of BancGroup and its Subsidiaries have been timely filed (or requests for extensions therefore have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all Material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all Material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup and its Subsidiaries accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup and its Subsidiaries may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a Material Adverse Effect. BancGroup and its Subsidiaries have withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in Material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any Material Contract, indenture, mortgage, deed of trust or other Material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

4.5 Absence of Material Adverse Change. Since the date of the most recent statement of condition provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

4.6 Approval of Agreement. The board of directors of BancGroup, or its Executive Committee, has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of Material conditions or Material delays on BancGroup or Colonial Bank, N.A.

4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of a significant portion of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

4.8 Title and Related Matters. BancGroup or its Subsidiaries have good and marketable title to all the properties, interests in properties and Assets, real and personal, that are Material to the business of BancGroup, reflected in the most recent statement of condition referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not Materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise Materially impair present business operations at such properties. To the Knowledge of BancGroup, the Material structures and equipment of BancGroup and its Subsidiaries comply in all Material respects with the requirements of all applicable Laws.

4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing or with active status under the Laws of the jurisdiction of its incorporation, and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing or with active status under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; BancGroup’s banking subsidiary has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent permitted by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted businesses of registered bank holding companies that are financial holding companies.

4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any Material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound except where such violation could not be reasonably expected to have a Material Adverse Effect on BancGroup.

4.11 Litigation. Except as disclosed in or reserved for in BancGroup’s financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to Materially and adversely affect the properties or Assets thereof or which is likely to Materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not Material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered Material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in compliance with all federal, state or local Laws applicable to the conduct of their businesses except where non-compliance could not be reasonably expected to have a Material Adverse Effect on BancGroup.

4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Shareholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all Material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a Material fact or omit to state a Material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup’s: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2006; (ii) 2006 Annual Report to Shareholders; (iii) Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007; and (iv) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 2006. Since December 31, 2005, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all Material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act of 2002. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a Material fact or omitted to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The documents to be incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all Material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Shareholders Meeting.

4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

4.16 Brokers. All negotiations related to this Agreement and the transaction contemplated by this Agreement, have been carried on by BancGroup with Acquired Corporation without the intervention of any other person, other than Hovde Financial, Inc. (“Hovde”), Acquired Corporation’s investment banker and advisor, in any manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions, or other like or similar payment for services rendered incident to this undertaking.

4.17 Government Authorization. BancGroup and its Subsidiaries have or will have all Permits that are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all Material respects as now conducted by each of them.

4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Material Subsidiaries is currently subject to, or has otherwise received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any Material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a Material question concerning the condition, financial or otherwise, of such company.

4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a Material fact, or omits or will omit to state a Material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

No representation or warranty contained in this Article 4 shall be deemed untrue or incorrect, and Acquired Corporation shall not be deemed to have breached a representation or warranty as a consequence of the existence or absence of any fact, event or circumstance, unless such fact, event or circumstance is not set forth in Acquired Corporation’s disclosure schedules to this Agreement and, whether individually or in the aggregate with all other facts, events or circumstances that have not been set forth in Acquired Corporation disclosure schedules to this Agreement, has had or is reasonably likely to have a Material Adverse Effect. Except as disclosed in any Acquired Corporation disclosure schedule to this Agreement, Acquired Corporation represents, warrants and covenants to and with BancGroup as follows:

5.1 Organization. Acquired Corporation is a Florida corporation, and Bank is a state chartered bank. Each Acquired Corporation Company is duly organized, validly existing and in active status under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification and in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

5.2 Capital Stock. As of the date of this Agreement, the authorized capital stock of Acquired Corporation consisted of the following:

•	9,000,000 shares of Class A common stock (non voting), no par value per share, 4,110,793 shares of which are issued and outstanding;

•	1,000,000 shares of Class B common stock (voting), no par value per share, 433,424 shares of which are issued and outstanding; and

•	200,000 shares of Class C common stock (voting), no par value, 72,873 shares of which are issued and outstanding (but which have a value of ten times the value of Class A and Class B Common Stock).

All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 635,383 shares of common stock subject to issuance pursuant to the exercise of stock options under its stock option plans of which 246,083 are exercisable (or which, under their own terms, shall become exercisable prior to the Effective Time). Except for the foregoing and except for such requirements pursuant to Acquired Corporation’s Employee Stock Ownership Plan, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant, issuance or vesting of additional Acquired Corporation Options.

5.3 Subsidiaries. Acquired Corporation does not have any Subsidiaries other than the Bank.

Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of each Acquired Corporation Company have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were (i) with respect to the Bank, 200,000 shares of common stock, par value $5.00 per share, authorized and 200,000 shares issued and outstanding and no shares of preferred stock. Other than as listed above, no Acquired Corporation Company has any other form of stock authorized or outstanding. The Bank has no arrangements or commitments obligating it to issue shares of any of its capital stock or any securities convertible into or having the right to purchase shares of any of its capital stock.

5.4 Financial Statements; Taxes. (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

(i) Consolidated balance sheets as of December 31, 2005, December 31, 2006, and March 31, 2007;

(ii) Consolidated statements of income for each of the three years ended December 31, 2006, and for the three months ended March 31, 2007;

(iii) Consolidated statements of cash flows for each of the three years ended December 31, 2006, and for the three months ended March 31, 2007; and

(iv) Consolidated statements of changes in shareholders’ equity for the three years ended December 31, 2006, and for the three months ended March 31, 2007.

All such financial statements are in all Material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated unless otherwise stated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the dates of such balance sheets, any Material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The consolidated statements of income, cash flows and changes in shareholders’ equity present fairly the results of operations and changes in financial position of Acquired Corporation for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the three months ended March 31, 2007, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

(b) All Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefore have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all Material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all Material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a Material Tax Liability, no Material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any Material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in Material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and shares issued as director’s qualifying shares;

(b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c) paid any Material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities; provided, however, that Acquired Corporation may (i) continue to make quarterly cash dividends of no more than $.08 per share of its Class A and B common stock and $.80 per share of its Class C common stock and at times consistent with past practices and as set forth on Schedule 5.5(d) to this Agreement, (ii) if the Effective Time has not occurred by December 31, 2007, make its special annual dividend of no more than $.10 per share of its Class A and B Common Stock and $1.00 per share of its Class C Common Stock, and (iii) accelerate the vesting of Acquired Corporation Options held by the Acquired Corporation’s executive officers (138,700 shares of Class A Common Stock underlying such options).

(e) except in the ordinary course of business or as requested by BancGroup, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g) waived any rights of value which in either event in the aggregate are Material considering its business as a whole;

(h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is Material considering its business as a whole;

(i) except in accordance with normal and usual practice (and except for a $250,000 bonus payable to the Acquired Corporation’s president), made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any Material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan (other than an increase in BOLI coverage for the Acquired Corporation’s president), payment or arrangement made to, for or with any of its officers or employees;

(k) failed to operate its business in the ordinary course in a manner intended to preserve its business intact and intended to preserve the goodwill of its customers and others with whom it has business relations;

(l) entered into any other transaction Material to the Acquired Corporation and its Subsidiaries taken as a whole other than in the ordinary course of business or as requested by BancGroup; or

(m) agreed in writing, or otherwise, to take any action described in clauses (a) through (l) above.

Between the date hereof and the Effective Time, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (m) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any Material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

5.6 Title and Related Matters.

(a) Title. Each Acquired Corporation Company has good and marketable title to all the properties, interest in properties and Assets, real and personal, that are Material to the business of such Acquired Corporation Company, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not Materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise Materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the Material structures and equipment of each Acquired Corporation Company comply in all Material respects with the requirements of all applicable Laws.

(b) Leases. Schedule 5.6(b) sets forth a list and description of all real property owned or leased by any Acquired Corporation Company, either as lessor or lessee. Complete and accurate copies of all such leases have been furnished to BancGroup.

(c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each of Acquired Corporation Company’s fixed Assets as of June 30, 2007.

(d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company and providing for annual payments in excess of $50,000 per year. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been furnished to BancGroup.

5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contract for the employment of any officer or employee which is not terminable on 30 days’ (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement, (iii) other than made in the ordinary course of business, loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar Material Contracts, (vi) collective bargaining agreement, (vii) other than made in the ordinary course of business, agreement with any present or former officer, director or shareholder of such party, (viii) other than made in the ordinary course of business, any contract that is not terminable within ninety (90) days or (ix) other than made in the ordinary course of business, other Contract, agreement or other commitment which is Material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been furnished to BancGroup.

5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. Except as may be required by any regulatory agency (and Acquired Corporation has no Knowledge of any regulatory action that might require such a change), there will be no changes in such articles of incorporation or bylaws prior to the Effective Time, without the prior written consent of BancGroup.

5.9 Litigation. Except as set forth on Schedule 5.9, there is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or to which any Acquired Corporation Company is a party (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which is reasonably likely to have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would be reasonably likely to have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all Material respects with all Material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would be reasonably likely to have a Material Adverse Effect on Acquired Corporation.

5.10 Material Contract Defaults. No Acquired Corporation Company is in Default in any Material respect under the terms of any Material Contract and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default on the part of an Acquired Corporation Company under any such Material Contract in respect of which adequate steps have not been taken to prevent such a Default from occurring, which in each case or in the aggregate, could be reasonably likely to result in a Material Adverse Effect on the Acquired Corporation.

5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any Material Contract which Default could be reasonably likely to result in a Material Adverse Effect on the Acquired Corporation, to which any Acquired Corporation Company is a party, will not conflict with any provision of the articles, charter or bylaws of any Acquired Corporation Company; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all Material respects as now conducted by each Acquired Corporation Company.

5.13 Absence of Regulatory Communications. No Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any Material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any Material question concerning the condition, financial or otherwise, of such company. The Acquired Corporation represents that it is not the subject of any regulatory investigation or the subject of any regulatory sanction as of the date of this Agreement.

5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no adverse events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Acquired Corporation.

5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any Material retroactive premium adjustment. To the Knowledge of Acquired Corporation, all insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any Material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and nothing has come to its attention which would lead it to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. To the Knowledge of Acquired Corporation, all policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Time. Acquired Corporation has furnished BancGroup with copies of such insurance contracts as are set forth on Schedule 5.15.

5.16 Pension and Employee Benefit Plans.

(a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in Material compliance with, all applicable Laws, except in each case or in the aggregate, to the extent the same could not reasonably be expected to have a Material Adverse Effect on Acquired Corporation. No Acquired Corporation Company sponsors or otherwise maintains a “pension plan” within the meaning of section 3(2) of ERISA or any other retirement plan other than the Section 401K plan of Acquired Corporation that is intended to qualify under section 401 of the Code, nor do any unfunded (or improperly accrued for) Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a “prohibited transaction,” as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company. Any pension plan reflected on Schedule 5.16 will be fully funded (or properly accrued for) by Acquired Corporation prior to the Effective Time.

(b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company as a result of the transactions contemplated hereby will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder; provided however, no representation is made under this Section 5.16(b) with respect to payments made under the contracts otherwise disclosed in any schedule hereto. Notwithstanding the introductory language to this Article 5, the representation contained in Section 5.16(b) shall not be deemed to be true even if such amounts payable would not be reasonably likely to cause a Material Adverse Effect to Acquired Corporation. The Parties agree that PricewaterhouseCoopers will be the final arbiter as to whether and to what extent such severance payments exceed Section 280G limits.

(c) Without limiting the representations of 5.16(a), Acquired Corporation represents that all employee benefit plans of each Acquired Corporation Company (i) is fully funded; (ii) has accrued all liabilities; and (iii) has filed all regulatory filings, including without limitation, 5500 filings for 2006 and all prior years.

5.17 Buy-Sell Agreements. To the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of any shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

5.18 Brokers. Except for services provided to Acquired Corporation by Hovde and FIG Partners, LLC, negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup, or its advisors, and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder’s fee, brokerage commission or other like payment. The general terms and the exact fee (or fee formula) which will be paid to Hovde and FIG Partners, LLC by Acquired Corporation at or prior to the Effective Time is described in Schedule 5.18.

5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in Section 8.2(a), Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a Material fact, or omits or will omit to state a Material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Shareholders Meeting, the Registration Statement, including the proxy statement which shall constitute part thereof (the “Proxy Statement”), will not contain an untrue statement of a Material fact or omit to state a Material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are reasonably adequate in all Material respects to reflect the inherent and actual risks in the loans of the Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future Material increase in the provision for loan losses or a Material increase or decrease in the loan loss reserve reflected in such financial statements, to the extent such increase or decrease would be reasonably likely to have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and to general equitable principles and complies in all Material respects with all Laws to which it is subject, except to the extent such unenforceability could not be reasonably likely to have a Material Adverse Effect on Acquired Corporation. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit. Except as disclosed on Schedule 5.22, as of the date of this Agreement (and to be updated at the Closing) Acquired Corporation, has no known delinquent, substandard, doubtful, loss, nonperforming or problem loans which could individually cause a loss in excess of $250,000.

5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in Material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the “Environmental Laws”), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. Except as disclosed on Schedule 5.23, to the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed, except for such that, individually or in the aggregate, will not have a Material Adverse Effect; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste, except for such that, individually or in the aggregate, will not have a Material Adverse Effect; and (iii) there are no underground storage tanks on any Loan Property or on any premises owned or leased by any Acquired Corporation Company. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

5.24 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company’s employees, and none of said employees are represented by any union or labor organization.

5.25 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in Material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. There have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

5.26 Derivative Contracts. Except as set forth on Schedule 5.26, no Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation’s financial statements delivered under Section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

ARTICLE 6

ADDITIONAL COVENANTS

6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

(a) Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use commercially reasonable efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use commercially reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of BancGroup Common Stock upon consummation of the Merger. Copies of all such filings shall be furnished to Acquired Corporation and its counsel, sufficiently in advance to permit Acquired Corporation and its counsel to provide substantive review and comment. BancGroup will advise Acquired Corporation and its counsel promptly after it receives notice and/or knowledge thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the BancGroup Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement (or Proxy Statement) and responses thereto or requests by the SEC for additional information.

(b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or “blue sky” Permits and approvals required to carry out the transactions contemplated by this Agreement.

(c) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Time, the authority to operate the Acquired Corporation and the Bank and establish and implement the business policies of Acquired Corporation and the Bank shall continue to reside solely in Acquired Corporation’s and Bank’s officers and boards of directors.

(d) Listing. Prior to the Effective Time, BancGroup shall use commercially reasonable efforts to cause the shares of BancGroup Common Stock to be issued in the Merger to be listed on the NYSE or other quotation system on which such shares are primarily traded.

(e) Employee Benefit Matters. At the Effective Time, all employees of any Acquired Corporation Company shall, at BancGroup’s option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank, N.A.’s severance policy as of the date of this Agreement, which is attached hereto as Schedule 6.1(e). All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries at the Effective Time shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank, N.A., including retirement plans, to the same extent as Colonial Bank, N.A. employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become Employees of Resulting Corporation or its Subsidiaries shall continue under Acquired Corporation’s “Paid Time Off” program instead of BancGroup’s normal vacation policies until December 31, 2007 (if the Effective Time is prior to that date) or the Effective Time if after December 31, 2007. After such applicable date, the “Paid Time Off” program will be terminated and BancGroup’s normal vacation policies will apply to such former Acquired Corporation Company employees. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries at the Effective Time shall be allowed to participate as of the Effective Time in the medical and dental benefits plan of Colonial Bank, N.A. as new employees of Colonial Bank, N.A., and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Time shall be counted as employment under such dental and medical plans of Colonial Bank, N.A. for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law and for all active plans and benefits, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries at the Effective Time shall be recognized for vesting, eligibility and period of service requirements. In addition, if the Effective Time falls within an annual period of coverage under the medical plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Time towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries. In addition, employees that would otherwise be entitled to incentive compensation shall be paid prorated incentive compensation through the Effective Time, and prorated ESOP contributions for 2007 shall be made through the date of termination of the ESOP.

(f) BancGroup will take no action that would prevent or impede the merger from qualifying as a tax-free reorganization within the meaning of Section 368 of the Code, and BancGroup will treat the merger consistently with such qualification for all income Tax purposes. BancGroup will comply with all reporting requirements applicable to reorganizations within the meaning of Section 368 of the Code.

(g) Indemnification. (i) Subject to the conditions set forth in the succeeding paragraphs, after the Effective Time (and until the expiration of the applicable statute of limitations with respect to any claims against such persons) BancGroup shall, and shall cause Colonial Bank, N.A. to, indemnify, defend and hold harmless each director, officer and employee of each Acquired Corporation Company (each being an “Indemnified Party”) against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including without limitation the transactions contemplated by this Agreement) to the extent required under the bylaws and any existing indemnification agreements, each as in effect on the date hereof, of the Acquired Corporation Company and to the extent permitted or required under the DGCL and other applicable Laws, and subject to the limitations contained in 12 U.S.C. §1828(K) and 12 CFR Part 359 of the FDIC regulations.

(ii) BancGroup shall use commercially reasonable efforts to cause individuals serving as directors and officers of any Acquired Corporation Company on the Closing Date to be covered for at least two years from the Closing Date by either (i) the directors’ and officers’ liability insurance policy maintained by the Acquired Corporation immediately prior to the Closing Date with respect to acts or omissions occurring on or prior to the Effective Time that were committed by such officers and directors as such; or (ii) “tail” insurance policies with a claims period of at least two years from the Effective Time with respect to directors and officers’ liability insurance in an amount and scope at least as favorable as the Acquired Corporation’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time.

(iii) Any Indemnified Party wishing to claim indemnification under this subsection (h), upon learning of any such Liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Time) (A) BancGroup or Colonial Bank, N.A. shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Colonial Bank, N.A. elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Colonial Bank, N.A. shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (B) the Indemnified Parties will cooperate in the defense of any such Litigation; and (C) BancGroup shall not be liable for any settlement effected without its prior consent (which consent shall not be unreasonably withheld or delayed); and provided further that BancGroup and Colonial Bank, N.A. shall not have any obligation hereunder to any Indemnified Party (i) when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law, or (ii) it is determined that indemnification is prohibited under 12 USC §1828(K) or 12 CFR Part 359.

(iv) Acquired Corporation hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(g) other than as described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

(v) In the event the Resulting Corporation or Colonial Bank, N.A., or any of their respective successors or assigns transfers all or substantially all of its respective properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Resulting Corporation or Colonial Bank, N.A., as the case may be, shall succeed to or otherwise be bound by the obligations set forth in this Section 6.1(g).

6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

(a) Operations. Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its commercially reasonable efforts to maintain its relationships with its depositors, customers and employees. Without the prior written consent of BancGroup, no Acquired Corporation Company will engage in any Material transaction outside the ordinary course of business or make any Material change in its accounting policies or methods of operation, nor will Acquired Corporation willingly permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any Material respect at and as of the Effective Time with the same effect as though such representations and warranties had been made at and as of such Effective Time, unless such representation or warranty is made as of a specific date. Except as set described in detail on Schedule 6.2(a), Acquired Corporation shall cause the Bank to postpone all branch relocation and/or expansion plans prior to the Effective Time or the date of termination pursuant to this Agreement. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code, and Acquired Corporation will treat the merger consistently with such qualification for all income Tax purposes. Acquired Corporation will comply with all reporting requirements applicable to reorganizations within the meaning of Section 368 of the Code.

(b) Shareholders Meeting; Commercially Reasonable Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will use commercially reasonable efforts (including with reference to the anticipated timing of any regulatory approvals) to cause the Shareholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the latter of the effective date of the Registration Statement or clearance by the SEC of the Proxy Statement for mailing, and will use commercially reasonable efforts to bring about the transactions contemplated by this Agreement, including shareholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

(c) Prohibited Negotiations. (i) Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, “Representatives”) retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent the Acquired Corporation’s Board of Directors, after consultation with counsel, determines in good faith it necessary to comply with its fiduciary duties, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent, after consultation with counsel, that it determines in good faith that it is required to do so in order to comply with its legal obligations. Acquired Corporation shall promptly notify BancGroup orally and in writing in the event that any Acquired Corporation Company receives after the date hereof any written inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing.

(ii) If Acquired Corporation (A) willfully breaches this Agreement and the Merger is not consummated, (B) enters into a letter of intent or definitive agreement regarding an Acquisition

Proposal with any third party (other than BancGroup or any of its Subsidiaries) prior to the earlier of (i) the Effective Time or (ii) the termination of this Agreement pursuant to Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), or (C) if Acquired Corporation receives or is the subject of an Acquisition Proposal from a third party (other than BancGroup or its Subsidiaries) prior to the termination of this Agreement pursuant to Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), and within twelve (12) months after termination of this Agreement pursuant to Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof) an Acquisition Proposal is consummated with such third party, Acquired Corporation covenants and agrees that it shall pay to BancGroup upon written demand at any time (Y) after Acquired Corporation enters into an agreement which is legally binding on Acquired Corporation regarding an Acquisition Proposal or (Z) at any time on or after the date of consummation of such Acquisition Proposal, which ever is the first to occur, the principal sum of $8,000,000. Such payment shall compensate BancGroup for its direct and indirect costs and expenses in connection with the transactions contemplated by this Agreement, including BancGroup’s management time devoted to negotiation and preparation for the Merger and BancGroup’s loss as a result of the Merger not being consummated. The Parties acknowledge and agree that it would be impracticable or extremely difficult to fix the actual damages resulting from the foregoing events and, therefore, the Parties have agreed upon the foregoing payment as liquidated damages which shall not be deemed to be in the nature of a penalty. Other than the payment provided for in this section 6.2(c)(ii) and any Liability for expenses as set forth in Section 15.10 hereof, there shall be no other Liability or obligation on the part of any Acquired Corporation Company or their respective directors or officers resulting from any of the events described in this section 6.2(c)(ii).

(d) Director Recommendation. Except to the extent the Board of Directors of Acquired Corporation determines in good faith that it is required to do otherwise in order to comply with their fiduciary duties, the members of the Board of Directors of Acquired Corporation agree to support publicly the Merger and to recommend that Acquired Corporation shareholders vote to approve the Merger at any meeting of the shareholders in which the Merger is considered.

(e) Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from its directors and its Chief Executive Officer and Chief Operating Officer substantially in the form set forth in Exhibit A.

(f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

(i) As soon as practicable and in any event within 45 days after the end of each quarterly period in each fiscal year (other than the last quarterly period), consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

(ii) With reasonable promptness, such additional financial data as BancGroup may reasonably request (including a schedule of any classified loans or loans subject to a “policy exception” or “watch” status as a result of any matters related to compliance with Environmental Laws); and

(iii) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Time, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and (d) monthly financial statements, including a balance sheet and income statement.

(iv) All information obtained by BancGroup or its representatives pursuant to this Section 6.2(f) shall be kept confidential in accordance with that certain confidentiality agreement dated May 8, 2007 unless required by Law or an Order to be disclosed.

(g) Fiduciary Duties. Except as disclosed in Schedule 6.2(g), prior to the Effective Time, Acquired Corporation will use its commercially reasonable efforts so that (i) no director or officer (each an “Executive”) of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company; provided that the ownership of such Executive as an investor of not more than one percent of the outstanding securities of stock of any corporation whose stock is listed for trading on any securities exchange or is quoted on the automated quotation system of the National Association of Securities Dealers, Inc., or the shares of any investment company as defined in Section 3 of the Investment Company Act of 1940, as amended, shall not in itself constitute a violation of Executive’s obligations under this Section 6.2(g) and provided further that an Executive’s representation of such an entity individually or through a professional firm, as an attorney, accountant, or in a similar professional capacity shall not in itself constitute a violation of Executive’s obligations under this Section 6.2(g); (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

(h) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup through Caryn Cope (334-676-5002) or her designee of all of the Bank’s loan requests (excluding renewals) over $1,000,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup on a reasonable basis to coordinate various business issues. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

(i) Sale of Subsidiary Bank Charter. BancGroup contemplates that it may enter into agreements with another financial institution to undertake a transaction or a series of transactions that occur as of or after the Effective Time and would have the effect of transferring the Bank’s Charter to such other financial institution (a “Charter Sale”). Acquired Corporation agrees that it will take all commercially reasonable actions to assist BancGroup in such a Charter Sale, including, without limitation, approving such transactions as shareholder of the Bank, causing the Bank to prepare and execute such regulatory applications as may be required and to enter into such merger or other agreements as may be required to effectuate a Charter Sale.

(j) Losses and Loss of Business. Acquired Corporation shall promptly notify BancGroup if it suffers any Losses other than in the ordinary course of business, and Acquired Corporation shall promptly notify BancGroup if it has received notice or had Knowledge or reason to believe that any of its or the Bank’s substantial customers has terminated or intends to terminate its relationship.

(k) Termination of Employee Stock Ownership Plan. Acquired Corporation shall immediately begin to take whatever steps are necessary to terminate its Employee Stock Ownership Plan (the “ESOP”). There shall be no duty to actually terminate the ESOP until five business days prior to the Closing. In addition, the Acquired Corporation shall continue to accrue and make its monthly contribution to the ESOP in accordance with past practices of Acquired Corporation through the date of termination of the ESOP.

(l) Sale of Company Owned Automobiles. Either prior to or within ten (10) business days of the Special Meeting (if the Merger is approved), Acquired Corporation shall offer to its employees who use company-owned automobiles, the ability to purchase such automobiles from the applicable Acquired Corporation Company at the value listed upon the books of Acquired Corporation Company. If an Acquired Corporation Company employee declines to purchase his or her automobile, then Acquired Corporation shall sell such unclaimed automobiles in a commercially reasonable manner.

(m) Termination of Contracts. Acquired Corporation shall take such commercially reasonable actions to terminate certain of its Contracts prior to the Effective Time (but effective as of the Effective Time) as may be requested by BancGroup.

ARTICLE 7

MUTUAL COVENANTS AND AGREEMENTS

7.1 Commercially Reasonable Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its commercially reasonable efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. Each Party to this Agreement shall use commercially reasonable efforts to cause its respective officers to fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

7.2 Press Release. Each Party hereto agrees that, unless approved by the other Party in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall use reasonable efforts to provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

7.3 Mutual Disclosure.

(a) Each Party hereto agrees, upon request from the other Party, to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-4 and S-8 registration statements and similar documents;

(b) promptly upon receipt thereof, each Party agrees to furnish to the other Party copies of all audit reports submitted to such Party by independent auditors in connection with each annual, interim or special audit of the books of such Party made by such accountants; and

(c) as soon a practicable, copies of all such financial statements and reports as each Party shall send to its stockholders and of such regular and periodic reports as each Party may file with the SEC or any other Agency shall be delivered to the other Party.

7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party reasonable access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Material Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF ALL PARTIES

The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Time of all the following conditions, except as such Parties may waive such conditions in writing:

8.1 Approval by Shareholders. At the Shareholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation’s articles of incorporation and bylaws.

8.2 Regulatory Authority Approval. (a) Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the possible merger of the Bank with Colonial Bank, N.A., if such merger is desired by Colonial Bank, N.A., as contemplated pursuant to section 2.8 hereof, but excluding the Charter Sale, and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so Materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

(b) Each Party shall have obtained any and all other Consents (other than those referred to in Section 8.2(a) of this Agreement), if any, necessary for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of BancGroup would so Materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or threatened; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

8.5 Tax Opinion. An opinion of PricewaterhouseCoopers LLP or such other reputable firm, shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a “reorganization” within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable “boot” received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Time; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefore if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Time).

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Time of all the following conditions except as Acquired Corporation may waive such conditions in writing:

9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all Material respects on and as of the Closing Date as if such representations and warranties were made on and as of such Closing Date (except for representations and warranties made as of a specific date or time, which shall be true in all Material respects only as of such date or time), and BancGroup shall have performed in all Material respects all agreements, covenants and obligations required by this Agreement to be performed by it on or prior to the Closing Date.

9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any Material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or an Executive Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

(a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(c) the certificate of incorporation and bylaws of BancGroup referenced in Section 4.4 hereof remain in full force and effect;

(d) such persons have no knowledge of a basis for any Material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

(e) to such persons’ knowledge, the Registration Statement delivered to Acquired Corporation’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information provided by Acquired Corporation for inclusion in such Registration Statement);

(f) each of the representations and warranties of BancGroup made in Article 4 of the Agreement (other than any of such representations and warranties which speak as of a date prior to the date hereof which shall be true in all Material respects as of such date) are true in all Material respects as of the date hereof, and the conditions set forth in this Article 9 of the Agreement insofar as they relate to BancGroup have been satisfied; and

(g) BancGroup has performed in all Material respects all obligations required to be performed by it at or prior to the Closing Date under this Agreement.

9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, that shall render opinions on such matters pertaining to the Closing as shall be reasonably satisfactory to Acquired Corporation.

9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

9.6 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

9.7 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impracticable because of any declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

9.8 Fairness Opinion. Acquired Corporation shall have received from each of FIG Partners, LLC and Hovde Financial, Inc. a letter, dated as of the date of this Agreement, setting forth its opinion that the Merger Consideration to be received by the shareholders of Acquired Corporation under the terms of this Agreement is fair to them from a financial point of view.

ARTICLE 10

CONDITIONS TO OBLIGATIONS OF BANCGROUP

The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Time of all of the following conditions except as BancGroup may waive such conditions in writing:

10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all Material respects on and as of the Closing Date as if such representations and warranties were made on and as of such Closing Date (except for representations and warranties made as of a specific date or time, which shall be true in all Material respects only as of such date or time), and Acquired Corporation shall have performed in all Material respects all agreements, covenants and obligations required by this Agreement to be performed by it on or prior to the Closing Date.

10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of Acquired Corporation which in their total effect constitute a Material Adverse Effect, nor shall there have been any Material changes in the Laws governing the business of Acquired Corporation which would impair the rights of BancGroup or its shareholders pursuant to this Agreement.

10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from the President or an Executive Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

(a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(c) the certificate of incorporation and bylaws of Acquired Corporation referenced in Section 5.8 hereof remain in full force and effect;

(d) such persons have no knowledge of a basis for any Material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting Acquired Corporation or the business, prospects, condition (financial or otherwise), or Assets of Acquired Corporation which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

(e) to such persons’ knowledge, the Registration Statement delivered to BancGroup’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information provided by BancGroup for inclusion in such Registration Statement);

(f) each of the representations and warranties of Acquired Corporation made in Article 5 of the Agreement (other than any of such representations and warranties which speak as of a date prior to the date hereof which shall be true in all Material respects as of such date) are true in all Material respects as of the date hereof, and the conditions set forth in this Article 10 of the Agreement insofar as they relate to Acquired Corporation have been satisfied; and

(g) Acquired Corporation has performed in all Material respects all obligations required to be performed by it at or prior to the Closing Date under this Agreement.

10.4 Opinion of Counsel. BancGroup shall have received an opinion of Holland & Knight, counsel to Acquired Corporation, dated as of the Closing, that shall render opinions on such matters pertaining to the Closing as shall be reasonably satisfactory to BancGroup.

10.5 Controlling Shareholders. Each outside director and each person listed on Schedule 6.2(e) hereof shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a “distribution” (within the meaning of Rule 145) of the Common Stock which he receives at the Effective Time and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

10.7 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impracticable because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

10.8 Landlord’s Consents. BancGroup shall have received any required consents from any landlords to any property leased by any Acquired Corporation Company.

10.9 ESOP Dissolution. Acquired Corporation’s ESOP shall have been terminated and dissolved. Upon dissolution, each share of Class C common stock shall be converted into one share of Class B common stock and 9 shares of Class A common stock.

ARTICLE 11

TERMINATION OF REPRESENTATIONS AND WARRANTIES

All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Time. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Time shall survive such Effective Time and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentence of Section 7.4, and Sections 6.2(c)(ii), 6.2(f)(iv), 7.2, 13.3, Article 11, Article 12, Article 15, any applicable definitions of Article 14 and the Confidentiality Agreement shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

ARTICLE 12

NOTICES

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

(a) If to Acquired Corporation, to Douglas G. Small, President and CEO, Citrus & Chemical Bancorporation, Inc., 600 North Broadway Avenue, Bartow, Florida 33830, facsimile (863) 519-2196, with a copy to Richard Hadlow, Holland & Knight, 100 North Tampa Street, Suite 4100, Tampa, Florida 33602, facsimile (813) 229-0134, or as may otherwise be specified in writing by Acquired Corporation to BancGroup.

(b) If to BancGroup, to Robert E. Lowder, Chairman and CEO, and Sarah H. Moore, Sr. EVP-CFO, Colonial Corporate Campus, 100 Colonial Bank Boulevard, Montgomery, Alabama 36117, facsimile (334) 676-5345 , with copies to David B. Byrne, Jr., EVP-General Counsel, Colonial Corporate Campus, 100 Colonial Bank Boulevard, Montgomery, Alabama 36117, facsimile (334) 676-5069, telephone (334) 676-5460 and to Hugh C. Nickson, III, Esq., Miller, Hamilton, Snider & Odom, L.L.C., 100 Colonial Bank Boulevard, Suite B101, Montgomery, Alabama 36117, facsimile (334) 265-4533, telephone (334) 834-5550, email HughNickson@mhsolaw.com, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

ARTICLE 13

AMENDMENT OR TERMINATION

13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

13.2 Termination. This Agreement may be terminated at any time prior to or at the Effective Time whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

(a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

(b) by the board of directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

(c) by the board of directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full or waived; or

(d) by the board of directors of either Party if all transactions contemplated by this Agreement shall not have been consummated on or prior to April 19, 2008, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 13.2(d).

(e) without further action by either Party, upon the execution by Acquired Corporation of an agreement which is legally binding on Acquired Corporation with any third party (other than BancGroup or its Subsidiaries) with respect to an Acquisition Proposal if, in connection therewith, BancGroup will have the right to demand the payment of the sum described in section 6.2(c)(ii) by the Acquired Corporation.

13.3 Damages. In the event of termination pursuant to section 13.2, this Agreement shall become void and have no effect other than as set forth in section 6.2(c)(ii) and except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for actual damages (but not indirect, special or consequential damages) for any willful breach of a warranty, representation, covenant or other agreement contained in this Agreement.

ARTICLE 14

DEFINITIONS

(a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation	Citrus & Chemical Bancorporation, Inc.

Acquired Corporation Company

Shall mean Acquired Corporation, the Bank, any Subsidiary of Acquired Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Time.

Acquired Corporation Options	Options respecting the issuance of a maximum of 635,383 shares of Acquired Corporation common stock pursuant to Acquired Corporation’s stock option plans.

Acquired Corporation Stock

The aggregate amount of 5,272,947 Shares of Class A, B and C common stock, no par value, of Acquired Corporation, increased by any shares obtained by the exercise of vested options of the Acquired Corporation, increased by the issuance of shares of Class A common stock and Class B common stock upon the termination of the ESOP, and less forfeitures applicable to the ESOP.

Acquisition Proposal

Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies

Shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement	Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets

Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup	The Colonial BancGroup, Inc., a Delaware corporation with its principal offices in Montgomery, Alabama.

Bank	Citrus & Chemical Bank, a Florida state chartered commercial bank.

Closing	The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code	The Internal Revenue Code of 1986, as amended.

Common Stock	BancGroup’s Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Confidentiality Agreement	Confidentiality Agreement executed by BancGroup and Acquired Corporation on or around May 8, 2007.

Consent	Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract

Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default

Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL	The Delaware General Corporation Law.

Effective Time	Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws	Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA	The Employee Retirement Income Security Act of 1974, as amended.

Executive Officers	Shall mean the “Named Executive Officers” as that term is defined by SEC regulation and Schedule 14(a).

Exhibits

A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA	Florida Business Corporation Act

GAAP	Means generally accepted accounting principles in the United States applicable to banks and bank holding companies in the United States consistently applied during the periods involved.

Knowledge

Means the actual knowledge of the Executive Officers of BancGroup, in the case of knowledge of BancGroup. In the case of Acquired Corporation it means the actual knowledge of the Executive Officers of Acquired Corporation.

Law

Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability

Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien

Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not Materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation

Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property

Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss

Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys’ fees and expenses, and consultant’s fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Material/Materially

For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect

On a Party shall mean an event, change or occurrence which has a Material adverse impact on (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material adverse effect” shall not be deemed to include the impact of commercially reasonable: (a) expenses incurred, accrued or to be incurred in connection with the transaction contemplated hereby (b) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (c) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (d) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (e) the Merger (including the announcement thereof) and compliance with the provisions of this Agreement on the operating performance of the Parties, (f) changes in conditions in the U.S. or global economy or capital or financial markets generally, or (g) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement.

Merger	The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration	The consideration as provided in Section 3.1(a).

NYSE	The New York Stock Exchange.

Order

Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party	Shall mean Acquired Corporation or BancGroup, and “Parties” shall mean both Acquired Corporation and BancGroup.

Permit

Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person

A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement

The proxy statement used by Acquired Corporation to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement

The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, to register the shares of BancGroup Common Stock offered to shareholders of Acquired Corporation pursuant to this Agreement, including the Proxy Statement.

Resulting Corporation	BancGroup, as the surviving corporation resulting from the Merger.

SEC	United States Securities and Exchange Commission.

Shareholders Meeting	The special meeting of shareholders of Acquired Corporation called to approve the transactions contemplated by this Agreement.

Significant Subsidiaries	Shall have the same definition as it does in Section 1-02 of Regulation S-X under the Securities Act of 1933, as amended.

Subsidiaries

Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes	Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act	The Securities Act of 1933, as amended.

1934 Act	The Securities Exchange Act of 1934, as amended.

ARTICLE 15

MISCELLANEOUS

15.1 Expenses. (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that BancGroup shall bear and pay the filing fees payable in connection with any Agency approvals and the Registration Statement and printing costs incurred in connection with the printing of the Registration Statement.

(b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

15.2 Benefit and Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

15.3 Governing Law. Except to the extent the Laws of the State of Delaware apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Florida without regard to any conflict of Laws.

15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation, except if such omitted term or provision would so Materially adversely impact the economic benefits of the transaction to a Party as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders, and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party’s counsel has drafted any portion of this Agreement.

15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Time, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non- breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

15.10 Attorneys’ Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

15.13 Entire Contract. This Agreement, the Confidentiality Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement

[Signatures are on next page.]

IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

	ATTEST:		CITRUS & CHEMICAL BANCORPORATION, INC.
	/s/ JUDY BURDETTE		/s/ DOUGLAS G. SMALL
By:	Judy Burdette	By:	Douglas G. Small
Its:	Secretary	Its:	President and CEO

(CORPORATE SEAL)

	ATTEST:		THE COLONIAL BANCGROUP, INC.

	/s/ DAVID B. BYRNE, JR		/s/ ROBERT E. LOWDER
By:	David B. Byrne, Jr.	By:	Robert E. Lowder
Its:	Secretary	Its:	Chairman and CEO

(CORPORATE SEAL)

APPENDIX B

July 17, 2007

Board of Directors

Citrus & Chemical Bancorporation, Inc.

600 North Broadway Avenue

Bartow, FL 33830

Dear Members of the Board:

We understand that Citrus & Chemical Bancorporation, Inc., a Florida corporation (the “Company”), and The Colonial BancGroup, a Delaware corporation (“Colonial”), are about to enter into an Agreement and Plan of Merger (the “Agreement”), to be dated July 17, 2007, pursuant to which the Company will merge with and into Colonial, with Colonial as the surviving entity (the “Merger”). In connection with the Merger, except as otherwise provided for in the Agreement and subject to certain restrictions and limitations contained therein, at the Effective Time (as defined in the Agreement), each issued and outstanding share of common stock of the Company (the “Company Common Stock”) shall be converted into the right to receive (i) $            , (ii)             shares of common stock of Colonial (the “Colonial Common Stock”), or (iii) a combination thereof (collectively, the “Merger Consideration”). In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of the Company.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

We were retained by the Company to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from the Company in connection with our services, all or a significant portion of which is contingent upon the consummation of the Merger. Additionally, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i) reviewed the Agreement and all attachments thereto;

(ii) reviewed certain historical publicly available business and financial information concerning the Company and Colonial;

www.hovde.com

1824 Jefferson Place, NW	1629 Colonial Parkway	222 N. Sepulveda Boulevard #1306	3908 S. Ocean Boulevard, Suite M122
Washington, DC 20036	Inverness, IL 60067	El Segundo, CA 90245	Highland Beach, FL 33487
Telephone 202.775.8109	Telephone 847.991.6622	Telephone 310-535-0030	Telephone 561.279.7199
Facsimile 202.293.5287	Facsimile 847.991.5928	Facsimile 310-535-9203	Facsimile 561.278.5856

Board of Directors

July 17, 2007

(iii) reviewed certain internal financial statements and other financial and operating data concerning the Company;

(iv) analyzed certain financial projections prepared by the management of the Company;

(v) held discussions with members of the senior managements of the Company and Colonial for the purpose of reviewing the future prospects of the Company and Colonial, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi) reviewed historical market prices and trading volumes of Colonial Common Stock;

(vii) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii) evaluated the pro forma ownership of Colonial Common Stock by the holders of the Company Common Stock relative to the pro forma contribution of the Company’s assets, liabilities, equity and earnings to the combined company;

(ix) analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x) performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by the Company and Colonial and in the discussions with the managements of the Company and Colonial. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of the Company and Colonial and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of the Company and Colonial are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of the Company, Colonial or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company, Colonial or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to the Company, Colonial and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Colonial or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Colonial or any of the surviving corporations after the Merger.

Board of Directors

July 17, 2007

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which Colonial Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of the Company Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the Company Common Stock.

This letter is solely for the information of the Board of Directors of the Company and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the shareholders of the Company in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view.

Sincerely,

APPENDIX C

Partners

July 17, 2007

Board of Directors

Citrus & Chemical Bancorporation, Inc.

600 North Broadway

Bartow, FL 33830

Members of the Board of Directors:

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the stockholders of Citrus & Chemical Bancorporation, Inc. (the “Company”), of the consideration to be received in connection with a proposed merger (the “Merger”) of the Company with and into Colonial BancGroup, Inc. (the “Acquirer”). It is our understanding that the Acquirer and the Company will enter into an Agreement and Plan of Merger (the “Merger Agreement”) be dated on or about July 17, 2007, pursuant to which, among other things, each share of the Company’s common stock will be converted into the right to receive shares of Acquirer’s common stock and/or cash (the “Merger Consideration”) upon consummation of the Merger as defined in Section 3 of the Merger Agreement.

FIG Partners, LLC (“FIG”), as a customary part of its investment banking business, is engaged in the valuation of business and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. FIG will receive a fee for rendering this Opinion which is not contingent upon the consummation of the Merger. The Company has also agreed to indemnify FIG against certain liabilities in connection with FIG’s services. In the ordinary course of FIG’s business, FIG and its affiliates may actively trade securities of the Company and Acquirer for its own account or the accounts of its customers and, accordingly may at any time hold a long or short position in such securities. FIG writes and publishes investment research on the common equity of Acquirer.

In arriving at FIG’s Opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate. Among other things, we have reviewed (i) a draft of the Merger Agreement dated July 17, 2007, (ii) certain publicity available financial ,operating and business information related to the Company and the Acquirer, (iii) certain internal financial information of the Company and the Acquirer prepared for financial planning purposes and furnished by the Company’s management, (iv) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries and regions deemed similar to that in which the Company operates, (v) certain valuation and other financial available of selected public companies deemed comparable to the Company and the Acquirer, and (vi) certain publicly available financial and securities data for the Acquirer’s common stock. In addition, FIG had discussions with members of the Company’s management concerning the financial condition, current operating results and business outlook for the Company.

Board of Directors

July 17, 2007

We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by the Company or otherwise made available to FIG, and have not assumed responsibility for the independent verification of such information. With respect to the financial statement data and other internal financial information (including projected financial planning data) provided to FIG in connection with its review of the financial aspects of the proposed Merger, we have relied upon the assurances from the Company and the Acquirer that such information has been prepared on a reasonable basis, and, with respect to projected financial planning data, reflects the best currently available estimates, and that it is not aware of any information or facts that would make the information provided to FIG incomplete or misleading. FIG expresses no opinion as to such financial planning data and other business outlook information or the assumptions on which they are based.

In arriving at FIG’s opinion, we have assumed that the Merger will be consummated on the terms described in the draft of the Merger Agreement dated July 17, 2007. We have not been requested to perform, and have not performed, any appraisals or valuations of any specific assets or liabilities (contingent or otherwise) of the Company or the Acquirer. And have not been furnished with any such appraisals or valuations. In addition, FIG expresses no opinion regarding the liquidation value of any entity.

This Opinion is based upon the information available to FIG and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. FIG is not expressing any opinion herein as to the value of shares of Company common stock at the date hereof, following announcement of the Merger or at any future time. FIG has not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Opinion, except as expressly contemplated in the engagement letter dated July 11, 2007 between the Company and FIG.

This Opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder with respect to the Merger. FIG was not requested to opine as to, and this Opinion does not address, the basic business decision to proceed with or effect the Merger or to compare the Merger to, or consider, alternative transactions that may have been available to the Company. FIG’s Opinion does not address the availability of cash or financing to Acquirer necessary to consummate the Merger. FIG’s opinion relates solely to the Merger Consideration expressly as set forth below and does not address any other term or agreement of the Merger.

This Opinion shall not be published or otherwise used, nor shall any public references to us be made, without prior written approval, except as expressly contemplated in the engagement letter dated July 11 , 2007 between Company and FIG.

Board of Directors

July 17, 2007

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the stockholders of the Company is fair to such stockholders from a financial point of view.

Sincerely,

/s/ FIG PARTNERS, LLC

APPENDIX D

FLORIDA BUSINESS CORPORATION ACT

APPRAISAL RIGHTS STATUTE

607.1301 Appraisal rights; definitions.—The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

History.—s. 118, ch. 89-154; s. 21, ch. 2003-283; s. 2, ch. 2005-267.

607.1302 Right of shareholders to appraisal.—

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

History.—s. 119, ch. 89-154; s. 5, ch. 94-327; s. 31, ch. 97-102; s. 22, ch. 2003-283; s. 1, ch. 2004-378; s. 3, ch. 2005-267.

607.1303 Assertion of rights by nominees and beneficial owners.—

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

History.—s. 23, ch. 2003-283.

607.1320 Notice of appraisal rights.—

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

History.—s. 120, ch. 89-154; s. 35, ch. 93-281; s. 32, ch. 97-102; s. 24, ch. 2003-283.

607.1321 Notice of intent to demand payment.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

History.—s. 25, ch. 2003-283; s. 7, ch. 2004-378.

607.1322 Appraisal notice and form.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

History.—s. 26, ch. 2003-283.

607.1323 Perfection of rights; right to withdraw.—

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

History.—s. 27, ch. 2003-283.

607.1324 Shareholder’s acceptance of corporation’s offer.—

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

History.—s. 28, ch. 2003-283.

607.1326 Procedure if shareholder is dissatisfied with offer.—

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

History.—s. 29, ch. 2003-283.

607.1330 Court action.—

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

History.—s. 2, ch. 2004-378.

607.1331 Court costs and counsel fees.—

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

History.—s. 30, ch. 2003-283; s. 98, ch. 2004-5.

607.1332 Disposition of acquired shares.—Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

History.—s. 31, ch. 2003-283.

607.1333 Limitation on corporate payment.—

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

History.—s. 32, ch. 2003-283.